                           Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock

                                       of
                       CENTENNIAL HEALTHCARE CORPORATION
                                       at
                              $5.50 NET PER SHARE
                                       by
                          HILLTOPPER ACQUISITION CORP.
                          a wholly owned subsidiary of
                            HILLTOPPER HOLDING CORP.
                            which is wholly owned by
                     WARBURG, PINCUS EQUITY PARTNERS, L.P.

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
          NEW YORK CITY TIME, ON THURSDAY, APRIL 13, 2000, UNLESS THE
                               OFFER IS EXTENDED.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER APPEARS ON PAGES 1 THROUGH 3. YOU
  SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY BEFORE DECIDING WHETHER TO TENDER
                                  YOUR SHARES.

                            ------------------------

                    THE INFORMATION AGENT FOR THE OFFER IS:
                       [LOGO OF MACKENZIE PARTNERS, INC.]

SUMMARY OF THE OFFER........................................      1

INTRODUCTION................................................      4

SPECIAL FACTORS.............................................      7

     1.  Background of the Transaction; Past Contacts, Negotiations
           and Agreements............................................      7

     2.  Purposes, Alternatives, Reasons, Effects and Plans..........     15

     3.  Recommendation of the Special Committee and the Board of
           Directors of Centennial; Fairness of the Transaction......     17

     4.  Position of Centennial, Parent, Purchaser, the WP Funds and
           Management as to of the Fairness of the Offer and the
           Merger....................................................     23

     5.  Interests of Certain Persons in the Offer and the Merger....     24

     6.  Reports, Opinions, Appraisals and Negotiations..............     27

    THE TENDER OFFER.................................................     31

     1.  Terms of the Offer..........................................     31

     2.  Acceptance for Payment and Payment for Shares...............     33

     3.  Procedure for Tendering Shares..............................     34

     4.  Withdrawal Rights...........................................     36

     5.  Certain United States Federal Income Tax Consequences of the
           Transactions..............................................     37

     6.  Price Range of Shares; Dividends............................     38

     7.  Possible Effects of the Offer on the Market for the Shares;
           Nasdaq Listing; Margin Regulations and Exchange Act
           Registration..............................................     38

     8.  Certain Information Concerning Centennial...................     40

     9.  Centennial's Projections....................................     43

    10.  Certain Information Concerning Purchaser and Parent.........     45

    11.  The Subscription Agreement; The Voting Agreement; The Merger
           Agreement; The Executive Employment Agreements............     46

    12.  Source and Amount of Funds..................................     56

    13.  Certain Conditions of the Offer.............................     56

    14.  Certain Legal Matters; Regulatory Approvals.................     58

    15.  State Take-Over Laws........................................     60

    16.  Rights of Dissenting Shareholders...........................     60

    17.  Fees and Expenses...........................................     62

    18.  Miscellaneous...............................................     63

SCHEDULE A-- Information Concerning Members of the Board of
            Directors and the Executive Officers of
            Purchaser and Parent and the General Partner of
            WPEP and Persons Ultimately Controlling
            Purchaser, Parent and WPEP......................    A-1

SCHEDULE B-- Information Concerning Members of the Board of
            Directors and the Executive Officers of
            Centennial......................................    B-1

ANNEX A-- Opinion of J.P. Morgan Securities, Inc.

                              SUMMARY OF THE OFFER

PRINCIPAL TERMS

    - Hilltopper Holding Corp., through its wholly owned subsidiary Hilltopper Acquisition Corp., is offering to buy all outstanding shares of Centennial HealthCare Corporation common stock. Hilltopper Holding is currently wholly owned by Warburg, Pincus Equity Partners, L.P. The offer is the first step in our plan to acquire all of Centennial's stock and for Centennial to become a private company. The tender price is $5.50 per share, in cash. Tendering shareholders will not have to pay brokerage fees or commissions.

    - If the offer is successful, we will acquire any remaining shares of Centennial stock in a later merger for $5.50 per share in cash as provided in a merger agreement entered into on February 25, 2000 among Hilltopper Holding, Hilltopper Acquisition and Centennial. Centennial shareholders will not have appraisal rights in the tender offer but will have appraisal rights in the merger.

    - The offer will expire at 12:00 midnight, New York City time on Thursday, April 13, 2000, unless we extend the offer. We have agreed with Centennial that we may extend the offer until 12:00 midnight, New York City time, on June 30, 2000 (or July 30, 2000, if Centennial fails to obtain necessary consents and approvals), if, at the time the offer is scheduled to expire (including at the end of an earlier extension), any of the offer conditions are not satisfied (or waived by us) or if we are required to extend the offer by the rules of the Securities and Exchange Commission. In addition, we may extend the offer for ten business days if the number of shares of Centennial stock that have been validly tendered and not withdrawn, when added to the shares of Centennial stock we beneficially own represents less than 90% of the then issued and outstanding shares of Centennial stock on a fully diluted basis. Our ownership of 90% or more of the shares of Centennial stock may allow us to complete a "short-form" merger under Georgia law. This type of merger will not require approval by any shareholder other than Hilltopper Holding. See pages 31 and 32 of this document.

    - If we are required to extend the offer under the circumstances described above or if we otherwise decide to extend the offer, we will issue a press release giving the new expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration of the offer.

AGREEMENTS WITH CENTENNIAL'S EXECUTIVES AND SHAREHOLDERS

    - Prior to entering into the merger agreement with Centennial, we entered into a separate agreement with members of Centennial's senior management and significant shareholders, in which these persons agreed to contribute all or a portion of their shares of Centennial stock to Hilltopper Holding for shares of Hilltopper Holding stock. The shareholders who have agreed to contribute their shares are Centennial's chief executive officer, chief financial officer, executive vice president of operations, president of Paragon Rehabilitation, Inc. (an indirect wholly owned subsidiary of Centennial), Welsh, Carson, Anderson & Stowe VI, L.P., WCAS Healthcare Partners, L.P., seven individual general partners of the general partner of Welsh, Carson, Anderson & Stowe VI, L.P., South Atlantic Venture Fund II, Limited Partnership, South Atlantic Venture Fund III, Limited Partnership and The Burton Partnership, Limited Partnership. As a result, these shareholders will become shareholders of Hilltopper Holding and will not receive any cash for the shares they contribute. They will, however, have the opportunity to share in any future growth of Centennial, which will be a wholly owned subsidiary of Hilltopper Holding. The shares to be contributed represent approximately 39.5% of the outstanding shares of Centennial stock. In the merger, Hilltopper Holding will acquire 545,454 shares of Centennial stock from Centennial's chief executive officer, 3,021 shares of Centennial stock from a director, who is also a general partner of the general partner of Welsh, Carson, Anderson & Stowe VI, L.P., and 246,896 shares of Centennial stock from an affiliate of Welsh, Carson, each at $5.50 per share in cash.

    - Simultaneously with entering into the merger agreement, we entered into a voting agreement with members of Centennial's senior management, the significant shareholders described above and an affiliate of Welsh, Carson in which these persons agreed to vote all of their shares in favor of the merger and the merger agreement and against any takeover proposal.

    - In addition to shares of Centennial stock contributed for shares of Hilltopper Holding stock, affiliates of South Atlantic will acquire additional shares of Hilltopper Holding stock for $5 million in cash.

RECOMMENDATION OF CENTENNIAL'S BOARD AND THE SPECIAL COMMITTEE

    - Your board of directors, based on the recommendation of a special committee of the board, has unanimously approved the merger agreement, Hilltopper Acquisition's tender offer and its proposed merger with Centennial and has determined that the terms of each are advisable, fair to, and in the best interests of, Centennial and its shareholders (other than Hilltopper Holding and its affiliates and the members of Centennial's senior management and the significant shareholders described above). Your board unanimously recommends that shareholders of Centennial accept the offer and tender their shares. See pages 17 through 22 of this document.

CONDITIONS

    We are not required to complete the tender offer unless:

    - the number of tendered shares, when added to the shares we then beneficially own, represents more than 68.5% of the shares of Centennial stock outstanding on a fully diluted basis,

    - there is no material adverse change in Centennial or its business,

    - Centennial's existing credit agreement is amended on terms reasonably satisfactory to us, and

    - we receive federal antitrust clearance for the acquisition.

    The offer is also subject to a number of other conditions. See pages 56 through 58 of this document.

FINANCIAL CONDITION OF HILLTOPPER HOLDING CORP.

    We do not think our financial condition is relevant to your decision whether to tender shares and accept the offer because:

    - the offer is being made for all outstanding shares solely for cash,

    - the offer is not subject to any financing condition, and

    - if we consummate the offer, we will acquire all remaining shares for the same cash price in the merger.

    Warburg, Pincus Equity Partners, L.P., other Warburg Pincus funds and affiliates of South Atlantic will provide Hilltopper Holding with sufficient funds from their own resources to acquire all tendered shares or shares to be acquired in the merger. Hilltopper Holding will contribute these funds to Hilltopper Acquisition. See page 56 of this document.

PROCEDURES FOR TENDERING

    If you wish to accept the offer, you must do the following:

    - If you are a record holder (a stock certificate has been issued to you), you must complete and sign the enclosed letter of transmittal and send it with your stock certificate to the depositary for the offer or follow the procedures described in the offer for book-entry transfer. These materials must reach the depositary before the offer expires. Detailed instructions are contained in the letter of transmittal and on pages 34 through 36 of this document.

    - If you are a record holder but your stock certificate is not available or you cannot deliver it to the depositary before the offer expires, you may be able to tender your shares using the enclosed notice of guaranteed delivery. Please call our information agent, MacKenzie Partners, Inc., at
      (800) 322-2885 for assistance.

    - If you hold your shares through a broker or bank, you should contact your broker or bank and give instructions that your shares be tendered.

WITHDRAWAL RIGHTS

    - If, after tendering your shares in the offer, you decide that you do NOT want to accept the offer, you can withdraw your shares by instructing the depositary before the offer expires. If you tendered by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your shares. See pages 36 and 37 of this document for further details.

    - If we decide to provide a "subsequent offering period," we will accept shares tendered during that period immediately and thus you will not be able to withdraw shares tendered during any subsequent offering period. See pages 32, 33 and 37 of this document.

SUBSEQUENT OFFERING PERIOD

    - We do not currently intend to include a subsequent offering period for the offer, although we reserve our right to do so. A subsequent offering period, if one is included, will be an additional period of time beginning after we have purchased shares tendered during the offer, during which shareholders may tender their shares and receive the offer consideration.

    - If we decide to provide a subsequent offering period, we will make a public announcement of our decision by 9:00 a.m., New York City time, on the next business day following the initial closing of the tender offer. See pages 32 and 33 of this document.

RECENT CENTENNIAL TRADING PRICES; SUBSEQUENT TRADING

    - The closing price for a share of Centennial stock was:

    $2 15/16 on February 24, 2000, the last full trading day before we announced the execution of the merger agreement with Centennial, and

    $5 5/32 on March 16, 2000, the last trading day before the printing of these materials.

    Before deciding whether to tender your shares, you should obtain a current market quotation for the shares. See page 38 of this document.

FURTHER INFORMATION

    - You can call MacKenzie Partners, Inc. ((800) 322-2885 (toll free)). MacKenzie Partners, Inc. is acting as the information agent for our tender offer. See the cover page of this document.

TO THE HOLDERS OF SHARES OF COMMON STOCK
  OF CENTENNIAL HEALTHCARE CORPORATION:

                                  INTRODUCTION

    Hilltopper Acquisition Corp., a Georgia corporation ("PURCHASER") and a wholly owned subsidiary of Hilltopper Holding Corp., a Delaware corporation ("PARENT"), hereby offers to purchase all of the outstanding shares (the "SHARES"), of common stock, par value $.01 per share (the "COMMON STOCK"), of Centennial HealthCare Corporation, a Georgia corporation ("CENTENNIAL"), at $5.50 per Share, net to the seller in cash (the "PER SHARE AMOUNT"), without interest thereon upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "OFFER"). Parent is a wholly owned subsidiary of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP").

    You will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser. We will pay all charges and expenses of ChaseMellon Shareholder Service, L.L.C. (the "DEPOSITARY") and MacKenzie Partners, Inc. (the "INFORMATION AGENT").

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE HAVING BEEN VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED BELOW) THAT NUMBER OF SHARES WHICH, TOGETHER WITH ANY SHARES THEN BENEFICIALLY OWNED BY PARENT, REPRESENTS MORE THAN 68.5% OF THE TOTAL NUMBER OF OUTSTANDING SHARES ON A FULLY DILUTED BASIS (THE "MINIMUM CONDITION"). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER TERMS AND CONDITIONS.

    THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, APRIL 13, 2000 UNLESS EXTENDED. See "THE TENDER OFFER--TERMS OF THE OFFER, --CERTAIN CONDITIONS OF THE OFFER, --AND CERTAIN LEGAL MATTERS; REGULATORY APPROVALS."

    The Offer is being made pursuant to the Agreement and Plan of Merger (the "MERGER AGREEMENT"), dated as of February 25, 2000, among Centennial, Parent and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged (the "MERGER") with and into Centennial and Centennial will be the surviving corporation (the "SURVIVING CORPORATION"). The Merger Agreement is an exhibit to the Schedule TO of Purchaser, Parent, Centennial and members of management filed with the Securities and Exchange Commission (the "COMMISSION") on March 17, 2000. On the effective date of the Merger (the "EFFECTIVE TIME"), each outstanding Share (other than Shares owned by Parent, Purchaser or any subsidiary of Parent or Centennial or held in the treasury of Centennial or by any shareholders who properly exercise dissenters' rights), will by virtue of the Merger, and without action by the holder thereof, be canceled and converted into the right to receive an amount in cash, without interest thereon, equal to the Per Share Amount paid pursuant to the Offer (the "MERGER CONSIDERATION") upon the surrender of the certificate formerly representing such Share. The Merger Agreement is more fully described in "THE TENDER OFFER--THE SUBSCRIPTION AGREEMENT; THE VOTING AGREEMENT; THE MERGER AGREEMENT; THE EXECUTIVE EMPLOYMENT AGREEMENTS." United States federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger, as the case may be, are summarized in "THE TENDER OFFER--CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTIONS."

    CENTENNIAL'S BOARD OF DIRECTORS (THE "BOARD"), BASED ON THE RECOMMENDATION OF A SPECIAL COMMITTEE OF THE BOARD, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER, AND HAS DETERMINED THAT THE TERMS OF EACH ARE ADVISABLE, FAIR TO, AND IN THE BEST INTERESTS OF THE SHAREHOLDERS (OTHER THAN PARENT AND ITS AFFILIATES AND THE CONTRIBUTING SHAREHOLDERS (AS DEFINED BELOW)) AND UNANIMOUSLY RECOMMENDS THAT CENTENNIAL'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    Five significant shareholders of Centennial, seven general partners of the general partner of Welsh, Carson, Anderson & Stowe VI, L.P. ("WCAS VI") and four members of Centennial's senior management (collectively, the "CONTRIBUTING SHAREHOLDERS") have agreed to contribute some or all of their Shares (the "CONTRIBUTION SHARES") to Parent after the consummation of the Offer and prior to the Merger pursuant to a Subscription and Contribution Agreement (the "SUBSCRIPTION AGREEMENT"). The Contributing Shareholders are WCAS VI, seven individual general partners of the general partner of WCAS VI (the "WCAS GENERAL PARTNERS"), WCAS Healthcare Partners, L.P. ("WCAS HP"), South Atlantic Venture Fund II, Limited Partnership, South Atlantic Venture Fund III, Limited Partnership and The Burton Partnership, Limited Partnership (collectively, "SOUTH ATLANTIC"), J. Stephen Eaton, Centennial's chief executive officer, Alan
C. Dahl, Centennial's chief financial officer, Kent C. Fosha, Sr., Centennial's executive vice president of operations, and Lawrence W. Lepley, Jr., president of Paragon Rehabilitation, Inc., an indirect wholly owned subsidiary of Centennial ("PARAGON"). As a result, the Contributing Shareholders will become shareholders of Parent. The Contributing Shareholders will not receive the Per Share Amount or the Merger Consideration for the Shares they contribute to Parent, and will have an indirect continuing interest in Centennial after the Merger through their ownership of Parent. Two affiliates of South Atlantic, South Atlantic Private Equity Fund IV, Limited Partnership and South Atlantic Private Equity Fund IV (QP), Limited Partnership (together, the "SOUTH ATLANTIC INVESTORS"), will contribute $5,000,000 to Parent for shares of Parent preferred stock. There are potential conflicts of interest that the Board had to consider in connection with this aspect of the transaction, which are described in more detail in "SPECIAL FACTORS--RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF CENTENNIAL; FAIRNESS OF THE TRANSACTION."

    J.P. Morgan Securities Inc. ("J.P. MORGAN"), the financial advisor to the special committee of the Board formed to negotiate the transactions with Parent (the "SPECIAL COMMITTEE"), has delivered to the Special Committee a written opinion, dated February 25, 2000, to the effect that, as of that date and based on and subject to the matters described in the opinion, the $5.50 per Share cash consideration to be received in the Offer and the Merger, taken together, by the holders of Shares was fair, from a financial point of view, to such holders (other than Parent and its affiliates and the Contributing Shareholders). A copy of J.P. Morgan's written opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex A to this Offer to Purchase.

    The Offer is conditioned upon, among other things, the Minimum Condition being satisfied, which is more fully described in "THE TENDER OFFER --CERTAIN CONDITIONS OF THE OFFER." Centennial has informed us that, as of February 25, 2000, there were 11,923,618 Shares issued and outstanding and there were 8,276 shares of Common Stock issuable upon the exercise of outstanding options for purposes of determining the number of shares of Common Stock outstanding on a fully diluted basis. In addition, the Contributing Shareholders have agreed to contribute 4,710,252 Shares to Parent under the terms of the Subscription Agreement. Based on the foregoing, we believe that as of the date of this Offer to Purchase, the Minimum Condition would be satisfied if at least 3,463,095 Shares are validly tendered prior to the Expiration Date and not properly withdrawn. With the exception of the options to acquire the 8,276 shares of Common Stock referred to above, all of the remaining outstanding options are exercisable at a price per share in excess of the Per Share Amount and, therefore, were not considered in determining the number of shares necessary to satisfy the Minimum Condition.

    If the Minimum Condition and the other conditions to the Offer are satisfied and the Offer is consummated, we will own a sufficient number of Shares to ensure that the Merger will be approved. Under the Georgia Business Corporation Code (the "GBCC") if, after consummation of the Offer, we own at least 90% of the Shares then outstanding, we may be able to cause the Merger to occur without a vote of Centennial's shareholders. If, however, after consummation of the Offer, we own less than 90% of the then-outstanding Shares, a meeting of Centennial's shareholders will be required under the GBCC to approve the Merger. In such event, we would, however, own as a result of the Minimum Condition being satisfied more than 68.5% of the shares of Common Stock outstanding on a fully diluted basis. This percentage is higher than the percentage that would otherwise be required under the GBCC or Centennial's Third Amended and Restated Articles of Incorporation (the "AMENDED AND RESTATED ARTICLES") to approve the Merger Agreement. Accordingly, we would own a number of Shares sufficient to approve the Merger without the vote of any other shareholder. See "THE TENDER OFFER--THE SUBSCRIPTION AGREEMENT; THE VOTING AGREEMENT; THE MERGER AGREEMENT; THE EXECUTIVE EMPLOYMENT AGREEMENTS."

    No dissenters' rights are available in connection with the Offer; however, shareholders not tendering in the Offer will have dissenters' rights in connection with the Merger. See "THE TENDER OFFER--RIGHTS OF DISSENTING SHAREHOLDERS."

    THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT YOU SHOULD READ CAREFULLY AND IN THEIR ENTIRETY BEFORE YOU MAKE ANY DECISION WITH RESPECT TO THE OFFER.

                                SPECIAL FACTORS

1.  BACKGROUND OF THE TRANSACTION; PAST CONTACTS, NEGOTIATIONS AND AGREEMENTS

    The following information (other than the information concerning Parent, Purchaser, WPEP or Warburg Pincus (as defined below)) has been provided to Purchaser by Centennial:

    In 1998, changes in the capital markets began to impede Centennial's growth strategy. Centennial had historically grown in size and profitability primarily through acquisitions. From the beginning of 1998, acquisition prices increased and, during the second half of the year, changes in the capital markets made debt and equity financing more difficult to obtain. Both of these factors made acquisitions more difficult.

    In addition, Centennial's growth strategy has been affected by a new Medicare prospective payment system ("PPS") contained in the Balanced Budget Act of 1997 which was enacted in August 1997. Prior to PPS, Centennial's skilled nursing care facilities operated under a "cost based" Medicare reimbursement system. PPS is a program for implementing an estimated $16 billion of reductions in Medicare spending over five years for skilled nursing care facilities such as those operated by Centennial. In late 1999, approximately $2 billion of these reductions were restored.

    PPS payments are based on per diem rates as payment for all services to the covered residents of a facility. Under PPS, each covered Medicare resident of a skilled nursing facility is classified into 1 of 44 Resource Utilization Groups ("RUG") categories based upon the resident's clinical condition, extent of services needed and functional status. Periodic reassessment of residents is required on a set schedule to determine whether the resident is in the correct RUG category, as well as when a resident's condition changes. A facility receives payment under Medicare based upon each resident's RUG category, there being a separate rate for each RUG category. As a result, accurate classification of each resident into his or her appropriate RUG category is crucial to the facility receiving the appropriate payment for services provided to that resident. Overall, the rates received by Centennial at its facilities under PPS are less than rates previously received by Centennial under the "cost based" reimbursement system, and the per diem rates paid for a resident in a particular RUG category does not necessarily cover the cost of care for that resident.

    In June 1998, management commenced a comprehensive internal study of the effects of PPS on Centennial's results for the first five months of 1998 on a pro forma basis as if PPS was fully effective in 1998. The preliminary results of that study indicated that even if Centennial was successful in reducing ongoing costs to match revenue reductions under PPS, the implementation of PPS would cause Centennial to incur significant additional training, implementation and other costs and expenses of approximately $2.5 million in the last half of 1998 and approximately $3.0 million in the first half of 1999 that could not be recovered from revenues. These costs and expenses included additional staffing at the facilities and corporate offices to assist in classifying residents into proper RUG categories, travel costs associated with sending trainers to the facilities and personnel from the facilities to the corporate offices of Centennial to provide and receive training in classifying residents into proper RUG categories, training in the requirements of PPS and inefficiencies associated with the implementation of a new, radically different reimbursement program at both the facility and corporate office levels.

    PPS became fully effective for Centennial in January 1999. Management initially believed that PPS would not have an adverse effect on earnings when fully implemented because the decreased revenues under PPS would be offset by anticipated cost reductions. To realize these anticipated costs reductions, Centennial had to seek substantial cost savings from third party suppliers, as well as from its own subsidiaries providing rehabilitation therapy services to Centennial's skilled nursing care facilities. Although Centennial has made progress in obtaining these cost reductions, it has taken longer than anticipated to realize the benefit of such reductions and, to date, Centennial has not obtained all anticipated cost reductions. Centennial is continuing to seek such cost reductions both internally and from third party suppliers. During the second half of 1998 and the first half of 1999, Centennial incurred significant additional training, implementation and other costs and expenses associated with PPS.

    PPS continued to have a material effect on Centennial and its results of operations throughout 1999 and into 2000. As stated above, to date, Centennial has not been able to obtain all anticipated cost reductions necessary to make the earnings effect of PPS neutral. Other factors, including the continuing tight labor market (which has driven up labor costs), increases in liability, health and workers compensation insurance rates and rising interest rates, have also increased Centennial's cost of doing business.

    The changing environment, which began in 1998 and continued through 1999, led management to evaluate various alternatives for the future of Centennial. While management expected that strategic acquisition opportunities for Centennial to grow would continue to exist, these opportunities would require significant capital that, if available in the current market, would be more expensive or dilutive to the value of Centennial in this economic environment. Centennial would not be able to produce year-to-year growth rates in revenue in line with historical levels that included acquisitions. In addition, Centennial's lenders could prevent acquisition growth due to covenants in Centennial's credit facility that prohibit Centennial from incurring additional debt or entering into additional leases. Centennial also faced uncertainty concerning its ability to reduce costs sufficiently, and management believed that this uncertainty might further depress Centennial's stock price. Each of these factors led management to the conclusion that it was in the best interest of Centennial's shareholders to consider strategic alternatives for Centennial.

    In September 1998, following a drop in the per share price of Centennial's common stock from $14.75 in August 1998 to $7.50, representatives of WCAS VI and its affiliates (collectively, "WELSH CARSON") and BT Alex. Brown Incorporated met to discuss the possibility of an acquisition of Centennial by Welsh Carson. On September 22, 1998, Welsh Carson commenced a legal and regulatory due diligence review of Centennial, and, on September 25, 1998, Welsh Carson delivered to Centennial a non-binding expression of interest to acquire Centennial through a cash exchange for the outstanding Shares. The proposal was conditioned on management participating in the transaction as investors and officers of the surviving corporation. The Board formed a special committee to consider the expression of interest by Welsh Carson. The special committee retained Kilpatrick Stockton, LLP as its legal counsel and J.P. Morgan as its financial advisor. The special committee negotiated a merger agreement and recommended the transaction to the Board and on October 22, 1998, the Board accepted the offer of $16 per share by Welsh Carson, approved the merger proposal and entered into the merger agreement with Welsh Carson.

    On March 26, 1999, Centennial received an investigatory subpoena from the Office of Inspector General, Department of Health & Human Services (the "OIG") seeking records relating to the allocation of nurse staffing costs. On April 2, 1999, Welsh Carson terminated the merger agreement as a result of this pending investigation.

    After the termination of the merger agreement with Welsh Carson, Centennial continued to work with SunTrust Equitable Securities ("SUNTRUST EQUITABLE") (which had participated in the representation of Centennial during the transaction with Welsh Carson) in seeking strategic opportunities for Centennial. SunTrust Equitable will receive a fee of $2.1 million upon the consummation of the Merger for assisting Centennial in seeking strategic opportunities. E.M. Warburg, Pincus & Co., LLC ("WARBURG PINCUS") then approached SunTrust Equitable about the possibility of acquiring Centennial. On April 27, 1999, Warburg Pincus and Centennial entered into a confidentiality agreement whereby Centennial agreed to provide certain information to Warburg Pincus to enable it to evaluate a potential transaction with Centennial. Centennial entered into this confidentiality agreement with Warburg Pincus because the same factors that led Centennial to determine that the merger agreement with Welsh Carson was the best alternative for the future of Centennial continued to affect Centennial at that time. These factors, as well as additional new factors, including the lack of capital to enable Centennial to grow through strategic acquisition opportunities, increasing debt costs as a result of increasing interest rates, increasing labor costs, the delay in obtaining all anticipated cost reductions necessary for PPS to have no adverse effect on Centennial's earnings, the deterioration of the financial condition of several other long-term care providers (which drove most capital sources from the sector and contributed to the tightening of Centennial's credit arrangements with its existing lenders) and substantial modifications of the financial covenants in Centennial's credit facility after the termination of the merger agreement with Welsh Carson that placed Centennial in danger of default under that credit facility in the future.

    Centennial engaged in preliminary discussions with Warburg Pincus about an acquisition of Centennial; however, the ongoing investigation of Centennial by the OIG deterred Warburg Pincus from making a proposal to acquire Centennial at that time. In July 1999, Warburg Pincus and Centennial discussed other investment structures, including a joint venture that would acquire facilities to be managed by Centennial. Warburg Pincus did not pursue this proposal because it was concerned that its interests would not be aligned with the interests of Centennial if Centennial was unable to contribute capital to the proposed joint venture.

    In late September 1999, following additional review by its counsel and additional due diligence regarding the OIG investigation, Warburg Pincus discussed the possibility of acquiring all of the outstanding shares of Centennial and taking Centennial private. Over the next few months, Warburg Pincus engaged in a review and analysis of Centennial and SunTrust Equitable provided initial financial modeling for a going private acquisition.

    In October 1999, South Atlantic, a holder of approximately ten percent of the outstanding shares of Centennial's stock, approached Centennial about contributing additional equity to Centennial to either fund an acquisition vehicle or engage in a going private transaction. On October 25, 1999, Centennial entered into a confidentiality agreement with South Atlantic. South Atlantic ultimately determined it could not provide enough capital for either of the proposed transactions. Throughout this time, Centennial also had discussions with other parties unaffiliated with either Warburg Pincus or South Atlantic about potential funding of acquisition vehicles in joint venture or contractual type relationships. None of these discussions led to a specific proposal.

    In November 1999, after its initial review of Centennial, Warburg Pincus indicated its interest in making a proposal to Centennial. Warburg Pincus proposed a structure in which management would contribute all or part of their respective interests in Centennial into the surviving corporation and continue to serve as management in the surviving corporation. Warburg Pincus indicated that it would permit, but not require, WCAS VI, the WCAS VI General Partners, WCAS HP and South Atlantic to contribute all or part of their interests in Centennial into the surviving corporation. Warburg Pincus intended to acquire the remaining outstanding shares of Centennial stock in a tender offer or cash merger transaction.

    On November 17, 1999, at the regularly scheduled quarterly Board meeting, the Board discussed the indicated interest of Warburg Pincus. The Board concluded that it would be willing to consider a proposal from Warburg Pincus if it indicated a serious interest in acquiring Centennial at a price that provided the shareholders of Centennial a substantial premium over the current market price of the Shares. On November 30, 1999, the Board and management met with Warburg Pincus to discuss its interest in Centennial. At this meeting, Warburg Pincus indicated that subject to completion of due diligence it would consider an offer of $5.00 a share for all of the outstanding shares of Centennial stock. After discussion, the Board concluded that it would not pursue a transaction with Warburg Pincus at the indicated price.

    Warburg Pincus reviewed the Board's response and responded that it would consider an offer of $5.25 per share for all of the outstanding shares of Centennial stock and requested an exclusive due diligence period to undertake a more thorough review of Centennial prior to making a formal proposal. On December 6, 1999, the Board met to discuss Warburg Pincus' response and its valuation of Centennial. The Board noted that $5.25 per share represented a substantial premium over the then-current market price of $3.0625 and that the proposed transaction could provide the shareholders of Centennial with liquidity for their investments. The Board noted the impact that recent legislation restoring approximately $2 billion of the $16 billion in spending cuts to the long-term sector of the healthcare industry could have on

Centennial. The Board noted that the proposed structure of the transaction would result in Centennial being a private company and that shareholders not affiliated with management, WCAS VI, the WCAS General Partners, WCAS HP and South Atlantic would not have the opportunity to participate in the future growth of Centennial. The Board addressed the need to appoint a special committee of disinterested directors to represent the shareholders in considering any formal proposal by Warburg Pincus. The Board concluded that it was not willing to grant the exclusivity period based on a $5.25 per share offer. SunTrust Equitable communicated the Board's position to Warburg Pincus.

    Warburg Pincus responded by stating that it would consider $5.50 per share, together with a $15 million equity contribution to Centennial to cover transaction expenses and to assist Centennial in paying down a portion of its debt. On December 13, 1999, the Board met to consider whether to grant Warburg Pincus the exclusivity period at this level of interest. The Board considered the substantial premium over the then current market price, and determined that the 30-day exclusivity period would be justified at this level of interest in Centennial. The Board decided that the exclusivity period would only prohibit Centennial from soliciting a competing proposal and would not prohibit Centennial from responding to a proposal from a third party. The Board voted unanimously to grant Warburg Pincus a 30-day exclusivity period for its due diligence review. The Board again discussed the need to have a special committee negotiate with Warburg Pincus if it submitted a formal proposal. On
December 14, 1999, Centennial granted Warburg Pincus a 30-day exclusivity period for due diligence which expired on January 13, 2000.

    On January 6, 2000, the Board met to discuss forming a special committee to negotiate any proposal made by Warburg Pincus or any third party. The Board reviewed each director's affiliations and possible interests in a transaction with Warburg Pincus. WCAS VI, the WCAS VI General Partners, WCAS HP, management and South Atlantic would have an interest in the transaction if Warburg Pincus allowed WCAS VI, the WCAS VI General Partners, WCAS HP, management and South Atlantic to exchange their Shares for equity interests in the Surviving Corporation. Mr. Charles D. Nash was the only director without any interest in the proposed transaction. The Board considered that while a special committee comprised of only one disinterested director is permissible, it would be preferable for the special committee to be comprised of more than one director. The Board decided to fill the existing vacancy on the Board with a disinterested director who would be eligible to serve on the Special Committee. A special meeting of the Board was scheduled to fill the vacancy on the Board and form the Special Committee to review the Warburg Pincus discussions and any further acquisition proposals.

    At the January 12, 2000 meeting, the Board appointed Bob L. Wood as a director to fill the vacancy on the Board and named Charles D. Nash and Bob L. Wood as members of the Special Committee. Mr. Wood has no interest in the proposed transaction. Prior to joining the Board, Mr. Wood had served as president and chief executive officer of Nations Healthcare, Inc., a company affiliated with WCAS VI until April 1999. Andrew Paul, a director of Centennial, served as Chairman of the Board of Nations Healthcare until April 1999. The Special Committee was authorized to review and evaluate the proposal by Warburg Pincus, and, if considered reasonable in light of all circumstances and the recommendation of its advisors, to explore additional offers and to recommend to the Board those actions that the Special Committee believed, in the exercise of its business judgment, to be in the best interests of Centennial and its shareholders. The Board further authorized the Special Committee to establish such procedures, review such information and engage such financial advisors and legal counsel as it deemed appropriate and necessary to fully and adequately make determinations and to conduct negotiations with Warburg Pincus regarding the terms of the proposed transaction and to otherwise fulfill its duties. The Board also agreed that because of the time and energy involved in reviewing the transaction, the members of the Special Committee should receive a fixed fee of $37,500 each, with an additional $1,000 each for each meeting held by the Special Committee.

    At the end of the exclusivity period with Warburg Pincus, Citicorp Venture Capital, Ltd. ("CITICORP") approached Centennial about a possible acquisition of Centennial. On January 26, 2000, Centennial and

Citicorp entered into a confidentiality agreement. Citicorp proposed an equity investment of $25 million in Centennial to be used to retire some of Centennial's debt and gain leverage to buy additional facilities.

    The Special Committee engaged Kilpatrick Stockton LLP ("KILPATRICK STOCKTON") as its legal counsel to advise it regarding its duties in connection with a possible sale of Centennial. On January 17, 2000, the Special Committee and its legal counsel met to discuss various matters, including, among others, the qualifications of the members of the Special Committee to serve on the Special Committee, the qualification of Kilpatrick Stockton to serve as counsel to the Special Committee, developments at Centennial during the past year (including the naming of new independent auditors), the structure of the Special Committee, the potential interest of Citicorp in a transaction with Centennial, the terms of engagement for the Special Committee's financial advisors and the procedures to be followed in analyzing any offer from Warburg Pincus to acquire Centennial. Counsel also advised the Special Committee concerning the Special Committee's legal responsibilities and the legal principles applicable to, and the legal consequences of, actions taken by the Special Committee with respect to the offer by Warburg Pincus.

    At that time, the Special Committee selected J.P. Morgan to serve as its financial advisor for the purpose of advising the Special Committee and assisting it in negotiations with Warburg Pincus, and to deliver a fairness opinion to the Special Committee in connection with the proposed transaction. The Special Committee instructed J.P. Morgan to commence its investigation and analysis of the value of Centennial.

    From January 17 to February 24, 2000, J.P. Morgan reviewed financial and other information concerning Centennial, including Centennial's audited and interim financial statements, Centennial's Projections (as defined below), Centennial's internal study of the effects of PPS on Centennial, and other information concerning Centennial described in "THE TENDER OFFER--WITHDRAWAL RIGHTS." J.P. Morgan also met with members of management, as well as Centennial's current independent auditors.

    On January 19 and 20, 2000, the Special Committee met with members of management, J.P. Morgan, Kilpatrick Stockton and Centennial's current independent auditors to review the financial position of Centennial and its competitors, and Centennial's operations and financial statements. Management made a presentation to, and answered questions from, the Special Committee and its advisors concerning the ongoing investigation of Centennial by the OIG, indicating that there was significant uncertainty concerning Centennial's potential liability and the timing of any possible resolution of the investigation. The Special Committee also received a detailed summary of the contacts to date between Centennial and Warburg Pincus at these meetings.

    Management also discussed the financial and operating implications of PPS since its implementation. Management discussed Centennial's earlier views of the effects that PPS would have on Centennial's revenues and expenses, the actual effects to date, and the anticipated impact on Centennial and its financial condition in the future. In addition to a general discussion, management specifically discussed in detail such actual and anticipated effects on each line item of Centennial's income statement, and the assumptions inherent in Centennial's Projections. Management noted that Centennial's Projections included no acquisitions by Centennial, due to the lack of capital with which to pursue acquisitions under Centennial's lines of credit and the fact that the availability of additional credit in the near-future was unlikely. Management also described the efforts of Centennial's financial advisors in searching for financing of additional acquisitions during the previous six to eight months, without success.

    Management indicated that the implementation of PPS had resulted in significant operating losses for most industry participants, and that Centennial's EBITDAR margins had decreased by approximately 7% for the nine month period ended September 30, 1999 compared to the twelve-month period ended December 31, 1998. Management also indicated that moving from a "cost plus" Medicare reimbursement system to PPS had required significant reengineering of the manner in which companies in Centennial's industry segment tracked reimbursable activities at the point of care in nursing facilities, and that these efforts had required significant training costs. Management reported that participants in this industry segment were perceived by the financial community as facing continued operating and earnings challenges in transitioning to PPS, and that this situation had affected the market price of the shares of these companies, including the Common Stock.

    On January 25, 2000, the Special Committee met with Kilpatrick Stockton and J.P. Morgan to discuss the latest developments between Warburg Pincus and Centennial, and Centennial's initial contacts with Citicorp concerning a potential transaction. After a discussion of the status of both potential transactions, Kilpatrick Stockton summarized its conversations with Willkie Farr & Gallagher ("WILLKIE FARR"), legal counsel to Warburg Pincus, concerning the timing, structure and process for a potential transaction. Among other matters, the Special Committee discussed with its legal and financial advisors Centennial's disclosure obligations, the importance of Centennial being able to perform an effective market check in connection with any transaction, the necessary and preferred vote levels for Centennial's public shareholders to approve a potential transaction, the possible restructuring of Centennial's credit facility and lender consents, whether such restructuring and consents would be a condition to the potential offer by Warburg Pincus, and the need for more information concerning the OIG investigation in order for J.P. Morgan to complete its valuation work.

    Between January 26 and February 10, 2000, the Special Committee met several times to discuss developments with Warburg Pincus and Citicorp. On January 27, 2000, after a report on the preliminary discussions with Citicorp in which it indicated a desire to undertake a diligence investigation to determine whether to pursue a potential transaction with Centennial, the Special Committee agreed to direct Centennial to provide Citicorp with access to Centennial information and records at least equal to the level afforded to Warburg Pincus. The Special Committee also discussed whether to direct Centennial to speak to members of its lending group concerning a potential acquisition, ultimately deciding to direct management to begin such discussions by addressing a potential acquisition of Centennial in a neutral and generic manner, rather than with regard to a potential transaction with Warburg Pincus as this approach would allow the lenders to focus on the possibility of a competing bidder which might request a similar amendment.

    Between February 7 and February 11, 2000, Citicorp conducted its due diligence review of Centennial to determine whether it had an interest in pursuing a transaction other than its proposed equity investment of $25 million.

    On February 11, 2000, the Special Committee received a preliminary draft of a merger agreement from Willkie Farr, who indicated that the draft was being circulated prior to delivery of any offer from Warburg Pincus in order to expedite the Special Committee's review of the agreement's basic terms, and to allow Centennial time to prepare disclosure schedules should Warburg Pincus decide to make an offer. Although the draft merger agreement did not contain pricing terms, the Special Committee evaluated the agreement based on the Special Committee's expectation that Warburg Pincus would make an offer at a price reflecting a premium to the then-current market price.

    On February 15, 2000, the Special Committee met with Kilpatrick Stockton and J.P. Morgan to discuss issues raised by the draft merger agreement received from Willkie Farr. The Special Committee discussed in detail the desirability of retaining the flexibility to entertain competing offers from other interested potential acquirors, should those acquirors approach Centennial with a competing offer. The Special Committee believed that this flexibility to entertain competing offers would simulate an auction environment and encourage any interested acquirors to come forward. In order to retain this flexibility, the Special Committee directed Kilpatrick Stockton to seek terms in the merger agreement which would minimize the termination fees Centennial would have to pay if it terminated the merger agreement to pursue a competing proposal, and which would permit Centennial to publicly announce its ability to entertain competing proposals, even if Centennial could not otherwise initiate or solicit them.

    Among other items discussed, the Special Committee also agreed to propose that the transaction be conditioned on the approval of it by a supermajority of Centennial's shareholders, and that Warburg Pincus accept the risk of the ongoing OIG investigation and only be allowed to terminate its offer in the event of a "material worsening" of the investigation.

    On February 15, 2000, J.P. Morgan reported on Centennial's two-day diligence meetings with Citicorp's legal and financial advisors. J.P. Morgan reported that Citicorp had indicated a preliminary interest (without making an offer) in pursuing an investment in Centennial of between $30 and $40 million, in exchange for convertible preferred stock of Centennial. J.P. Morgan further reported, however, that before Centennial or the Special Committee could address such preliminary interest, Citicorp chose to terminate the discussions, and that Citicorp indicated that there was no particular issue or concern that had caused it to do so.

    In addition, the J.P. Morgan team led a discussion of its valuation analysis of Centennial. It reviewed in detail the written background materials previously provided to the Special Committee. Among other issues, J.P. Morgan discussed
(i) the lack of comparable transactions with which to compare a proposed offer from Warburg Pincus, (ii) a discounted cash flow analysis of the transaction (including the cost of capital); and (iii) an analysis of public company trading multiples.

    After the delivery of the draft merger agreement, the Special Committee's advisors held numerous discussions with Wilkie Farr regarding various provisions in the draft merger agreement.

    On February 16, 2000, the Special Committee discussed with management the likelihood that earnings for the fourth quarter of 1999 would be lower than anticipated by Centennial and financial analysts. Management specifically discussed events which occurred during the past several months leading to these results, including, among others, the sale of three of Centennial's facilities and the termination of a lease for a fourth facility, declines in census at Centennial's facilities, continued increased labor costs, revaluations of Centennial assets and the termination of several third-party management contracts. Management then detailed the effects of those and other events on Centennial's operations. Management also answered questions from the Special Committee and its advisors.

    On February 21, 2000, the Special Committee focused on four key issues related to the draft merger agreement, as follows:

    - OIG Investigation. The Special Committee decided to try to cause Warburg Pincus to assume the risk of the investigation based on information currently available to it and to only be permitted to terminate the transaction if there was a "material worsening" of the investigation prior to closing of the transaction.

    - Termination Fee. The Special Committee concluded that it would be desirable if the termination fee were less than the fee in the acquisition transaction proposed in 1998.

    - Expenses. The Special Committee concluded that it was reasonable for Centennial to reimburse some of Warburg Pincus' expenses should the proposed merger agreement be terminated to pursue another transaction, based on the lengthy period of time that Warburg Pincus had devoted to, and the extensive use of its advisors in, its diligence investigation of Centennial. However, the Special Committee believed that these expenses should be limited or capped in some manner.

    - Credit Facility. The Special Committee directed management to poll the remaining members of Centennial's lending group to determine whether they would agree to renegotiate Centennial's credit facility in connection with any offer received.

    The Special Committee also discussed other issues related to the proposed merger agreement, including, among others, the proposed "drop dead" date for consummation of the proposed transaction and the ability of Centennial to make a public announcement that it had the ability the receive proposals from other bidders.

    From February 22 through February 24, 2000, Willkie Farr, Kilpatrick Stockton, J.P. Morgan, Centennial and King & Spalding, counsel to Centennial, continued negotiations at Willkie Farr's offices in New York. Kilpatrick Stockton and J.P. Morgan reported back to the Special Committee on several occasions throughout that period, receiving instructions from the Special Committee on various issues, including, among others, the timing for the transaction, the description of a "material worsening" of the OIG investigation, other conditions and termination events, the content of a press release announcing the offer, the "no-shop" clause, Centennial's fiduciary "out" and the amount of the termination fees and expense reimbursement.

    On February 11, 2000, WCAS VI, South Atlantic and members of management received drafts of the Contribution Agreement and the Voting Agreement (as defined below). Over the next two weeks, representatives of Warburg Pincus and Willkie Farr negotiated the terms of these agreements with representatives of the Contributing Shareholders and their counsel.

    On February 24, 2000, the Contributing Shareholders, the WP Funds (as defined below), the South Atlantic Investors and Parent entered into the Subscription Agreement. The Subscription Agreement provides for the Contributing Shareholders to contribute some or all of their Shares to Parent for Parent Preferred Stock and for the WP Funds and the South Atlantic Investors to contribute an aggregate of $54,673,514 for shares of Parent Preferred Stock.

    On February 24, 2000, the Special Committee met to discuss the remaining open issues, including, among others, the termination fees and expenses to be reimbursed by Centennial. After the market closed, representatives of Parent contacted Kilpatrick Stockton to deliver Parent's offer to acquire Centennial. The offer consisted of a cash tender offer to be made by Purchaser followed by a merger at a cash purchase price of $5.50 per share, a termination fee of $2,000,000 and a maximum reimbursement of $1,000,000 for out-of-pocket expenses.

    The Special Committee then met with Kilpatrick Stockton and J.P. Morgan to discuss the offer, including the latest proposals to address the remaining open issues. Representatives of Kilpatrick Stockton reviewed again with the members of the Special Committee their legal duties in connection with the consideration of the offer. Representatives of J.P. Morgan discussed with the Special Committee the analyses they had performed to produce a range of implied values for the Common Stock, based on materials previously provided to the Special Committee. The Special Committee also discussed with J.P. Morgan its finding in connection with J.P. Morgan's due diligence investigation of Centennial and its other background discussions, and questioned J.P. Morgan concerning the assumptions made in connection with its analyses and the facts on which these analyses were based. J.P. Morgan explained to the Special Committee the assumptions, methodologies and relative limits of its analyses.

    J.P. Morgan indicated that based on the discussions with Parent's representatives, it believed that the $5.50 per share offer was Parent's best available offer. Because this price was consistent with and supported by J.P. Morgan's valuation methodologies as a whole, J.P. Morgan indicated that it would be able to deliver an opinion that the $5.50 per share price was fair to the shareholders of Centennial (other than Parent, Purchaser and the Contributing Shareholders) from a financial point of view. The Special Committee discussed the $5.50 per share offer in detail, and the concern that if the Special Committee did not accept the offer, the shareholders of Centennial (other than Parent, Purchaser and the Contributing Shareholders) might not have the opportunity to consider a transaction that offered a substantial premium for their shares.

    Based in part on J.P. Morgan's oral opinion delivered and the valuation analyses presented by J.P. Morgan to the Special Committee during the February 24 meeting, the Special Committee's belief that the $5.50 per share price was the best offer available and the other factors described in "SPECIAL FACTORS--RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS OF CENTENNIAL; FAIRNESS OF THE TRANSACTION," the Special Committee unanimously decided to recommend to the Board the approval and adoption of the Merger Agreement, the Offer and the Merger.

    On February 25, 2000, prior to the opening of trading, the Board met to receive the report of the Special Committee. At this meeting, Mr. Stockton of Kilpatrick Stockton and Mr. Nash as chairman of the Special Committee gave the report of the Special Committee in which the Special Committee unanimously recommended to the Board that the Board accept the $5.50 offer and approve and adopt the Merger Agreement. At the Board meeting, J.P. Morgan also summarized its presentation given to the Special Committee on February 24 for the Board, and reaffirmed its opinion that the $5.50 per share offer was fair to the shareholders of Centennial (other than Parent, Purchaser and the Contributing Shareholders) from a financial point of view and delivered its written opinion to that effect. After considerable discussion, the Board approved the Merger Agreement and resolved to recommend the approval of the Merger Agreement, the Offer and the Merger to the shareholders of Centennial.

    Concurrently with the execution of the Merger Agreement, on February 25, 2000, Parent, Purchaser, the Contributing Shareholders and WCAS Capital Partners II, L.P. ("WCAS CP II") entered into the Voting Agreement (the "VOTING AGREEMENT"). The Voting Agreement requires the Contributing Shareholders and WCAS CP II to vote their Shares in favor of the Merger and against other proposals unless the Merger Agreement is terminated.

2.  PURPOSES, ALTERNATIVES, REASONS, EFFECTS AND PLANS

    PURPOSES. The purpose of the Offer and the Merger is for Parent to acquire control of, and the entire equity interest in, Centennial. The Offer, as the first step in the acquisition of Centennial, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all of the outstanding Common Stock not purchased pursuant to the Offer or otherwise. If, after consummation of the Offer, we own at least 90% of the Shares then outstanding, we believe that we will be able to cause the Merger to occur without a vote of Centennial's shareholders. If, however, after consummation of the Offer, we own less than 90% of the Shares then outstanding, a meeting of Centennial's shareholders will be required under the GBCC to approve the Merger. In such event, however, we would own, as a result the Minimum Condition being satisfied, enough shares to approve the Merger in accordance with the GBCC and the Amended and Restated Articles without the vote of any other shareholder.

    ALTERNATIVES.  The following information has been provided to Purchaser by
Centennial:

    Centennial has historically grown through strategic acquisitions in the healthcare industry. Several external factors have restricted the ability of Centennial to continue to grow in this manner. Such factors include changes in the capital markets which have made debt and equity financing more difficult to obtain, changes in the healthcare industry which led to the tightening of Centennial's credit agreement, increased costs of operations as a result of PPS, and the dilutive effect that acquisitions in the current economic environment would have on Centennial's stock value. Each of these factors led management to the conclusion that it was in the best interest of Centennial's shareholders for Centennial to be a private company.

    Centennial considered various alternatives to the Merger. In October 1999, South Atlantic, a holder of approximately 10% of the Shares, approached Centennial about contributing additional equity to Centennial to either fund an acquisition vehicle or engage in a going private transaction. The proposed investment by South Atlantic was not significant enough to accomplish either of these objectives and would be highly dilutive to current shareholder value and therefore was not a viable option for Centennial.

    Centennial was also approached by Citicorp regarding an investment in Centennial. Citicorp proposed an equity investment of $25 million in Centennial to be used to retire some of Centennial's debt and to purchase additional facilities.

    Centennial also had discussions with other parties unaffiliated with the WP Funds about potential funding of acquisition vehicles in joint venture or contractual type relationships. None of these discussions lead to a specific proposal. For further discussion regarding specific proposals received by Centennial, see "SPECIAL FACTORS--BACKGROUND OF THE TRANSACTION; PAST CONTRACTS; NEGOTIATIONS AND AGREEMENTS."

    REASONS. Each of Parent, Purchaser, the WP Funds and Centennial believe that it is in Centennial's best interest to operate as a privately held entity. Without the constraint of the public market's emphasis on quarterly earnings, Centennial will have greater operating flexibility to focus on enhancing long-term value by emphasizing growth (both internally and through acquisitions) and operating cash flow. WPEP, Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V. (collectively, the "WP FUNDS"), the South Atlantic Investors and the members of management who are Contributing Shareholders and Centennial believe that an emphasis on long-term growth rather than short-term earnings could eventually result in greater business and capital market opportunities than would be available to Centennial if remaining publicly held. In addition, they believe that as a privately held entity, Centennial will be able to make decisions that may negatively affect quarterly earnings but that may increase the value of Centennial's assets or earnings over the long-term. In a public company setting, it is difficult to make decisions that could negatively affect earnings when the result of those decisions could significantly reduce per share price, if analysts' short-term earnings expectations are not met or exceeded.

    In addition, after the Merger, Centennial will no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), which will allow Centennial to eliminate the time devoted by its management and certain other employees to matters which relate exclusively to Centennial being a publicly held company. "Going-private" will also reduce certain other costs which relate to being a public company, including the costs of certain accounting, auditing and Commission counsel activities, the cost of preparing, printing and mailing corporate reports and proxy statements, the expense of a transfer agent and the cost of investor relations activities.

    These assessments are based upon publicly available information regarding Centennial and the WP Funds' due diligence investigation or knowledge of Centennial and the WP Funds' experience in investing in or managing companies in the healthcare industry and public companies generally. While the WP Funds believe that there will be significant opportunities associated with its investment in Centennial, they realize that there are also substantial and significant risks that such opportunities may not be fully realized. The primary risks to the WP Funds relate to the unknown long-term effects of PPS and other possible governmental healthcare spending reductions, the uncertainty concerning whether Centennial's growth strategy will succeed and Centennial's substantial indebtedness, including capital leases, of approximately $355 million.

    EFFECTS. As a result of the Offer and the Merger, the entire equity interest in Centennial will be owned by the WP Funds, the South Atlantic Investors and the Contributing Shareholders through their ownership of Parent. The shareholders of Centennial who are not part of the Contributing Shareholders (the "PUBLIC SHAREHOLDERS"), will no longer have any interest in, and will not be shareholders of, Centennial, and therefore, will not participate in Centennial's future earnings and potential growth. Instead, the Public Shareholders will have the right to receive $5.50 in cash, without interest, for each Share held (other than Shares for which appraisal rights have been perfected).

    To the extent that the Contributing Shareholders receive shares of Parent Preferred Stock for their shares, they will have the ability to participate in Centennial's future earnings and Potential Growth and will have the ability to benefit from any corporate opportunities that may be pursued by Centennial in the future. However, to the extent that the Contributing Shareholders receive shares of Parent for their Shares, they will also bear the risk of any decreases in the value of Centennial.

    An equity investment in Parent following the Merger will involve substantial risk resulting from the limited liquidity of any such investment and the leverage resulting from Centennial's existing leverage and any other indebtedness required to fund the capital expenditures and acquisitions necessary to execute Centennial's business strategy. Nonetheless, if Centennial successfully executes its business strategy, the value of such an equity investment could be considerably greater than the original cost thereof. See "THE TENDER OFFER--POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES; NASDAQ LISTING; MARGIN REGULATIONS AND EXCHANGE ACT REGISTRATION."

    In addition, the Common Stock will no longer be traded on the Nasdaq National Market (the "NASDAQ STOCK MARKET") and price quotations for sales of shares in the public market will no longer be available. The registration of the Common Stock under the Exchange Act will terminate and Centennial will no longer file periodic or annual reports. Centennial's officers, directors and the owners of more than 10% of the Common Stock will no longer be subject to the short-swing profit provisions of Section 16(b) of the Exchange Act.

    PLANS FOR CENTENNIAL. Pursuant to the Merger Agreement, upon completion of the Offer, we intend to effect the Merger in accordance with the terms and conditions of the Merger Agreement.

    The Merger Agreement provides that, effective upon the consummation of the Offer, Parent will be entitled to designate a number of directors (rounded up to the nearest whole number) to the Board in proportion to the percentage of the total number of outstanding Shares owned by Parent and its affiliates.

    Except as otherwise described in this Offer to Purchase and except for the transactions contemplated by the Merger Agreement, we have no current plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Centennial; (b) a sale or transfer of a material amount of assets of Centennial;
(c) any change in the management or any change in any material term of the employment contract of any executive officer (except as discussed in "THE TENDER OFFER--THE SUBSCRIPTION AGREEMENT; THE VOTING AGREEMENT; THE MERGER AGREEMENT; THE EXECUTIVE EMPLOYMENT AGREEMENTS"); or (d) any other material change in Centennial's corporate structure or business.

    Nevertheless, we may initiate a review of Centennial and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the Merger in order best to organize and coordinate the activities of Centennial and Parent. Furthermore, in connection with our ongoing review of Centennial's long term strategy, we may, in the future, consider transactions such as the disposition or acquisition of material assets, alliances, joint ventures, other forms of co-operation with third parties or other extraordinary transactions affecting Centennial or its operations.

3. RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS OF CENTENNIAL; FAIRNESS OF THE TRANSACTION

THE SPECIAL COMMITTEE'S AND THE BOARD'S RECOMMENDATION

    The following information (other than the information concerning Parent, Purchaser, WPEP or Warburg Pincus) has been provided to Purchaser by Centennial:

    The Board formed the Special Committee to review and evaluate the proposed transaction because it appeared that all of the directors except Mr. Nash and a newly appointed member, Mr. Wood, would have a substantial financial interest in the proposed transaction or pre-existing financial relationship with Warburg Pincus. The Special Committee unanimously recommended to the Board that the Merger Agreement be approved and that the Offer and the Merger be recommended to the shareholders of Centennial. Following the unanimous recommendation of the Special Committee, the Board approved the Merger Agreement and recommended that the shareholders of Centennial tender their shares pursuant to the Offer and approve the Merger. In connection with the foregoing, the Special Committee and the Board determined that the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby were fair to, and in the best interests of the Public Shareholders. All of the non-employee directors approved the Merger Agreement, the Offer and the Merger. In connection with their recommendations, the Special Committee and the Board each adopted the analyses and findings of the Special Committee's financial advisor, J.P. Morgan, and the Board adopted the analyses and findings of the Special Committee. See "SPECIAL FACTORS--RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS OF CENTENNIAL; FAIRNESS OF THE TRANSACTION". THE SPECIAL COMMITTEE AND THE BOARD RECOMMEND THAT THE SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    The Special Committee met on 16 occasions between January 17, 2000 and the date of this Offer to Purchase, in person or by telephone conference, to consider developments relating to a possible sale of Centennial. The Special Committee was assisted in its deliberations by its financial advisor, J.P. Morgan, and its legal counsel, Kilpatrick Stockton. At a meeting held on February 24, 2000, the Special Committee determined that the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby were fair to, and in the best interests of the Public Shareholders and recommended that the Board approve the Merger Agreement. The Special Committee is unaware of any development since its February 24, 2000 meeting that would affect its determination, and reconfirms, as of the date of this Offer to Purchase, its determination that the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of the Public Shareholders. Based on the foregoing, the Board also reconfirms, as of the date of this Offer to Purchase, its determination that the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of the Public Shareholders.

    The material factors the Special Committee evaluated in connection with the Merger are described below. Except as noted below, the Special Committee considered the following factors to be positive factors supporting its determination that the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of the Public Shareholders. In arriving at its decision, the Special Committee considered the following factors:

    - There is significant near-term uncertainty in the long-term care sector. The implementation of PPS has resulted in significant operating losses for most industry participants. Centennial's EBITDAR margins decreased by approximately 7% for the nine month period ended September 30, 1999 compared to the twelve month period ended December 31, 1998. Since September 1999, four of the six largest nursing home providers have filed for bankruptcy protection. Further, many industry participants are currently being investigated for alleged Medicare overpayments. As a result of the operating impact of PPS and the ongoing government investigations, stock prices of Centennial and its competitors were trading at less than 25% of their 24-month highs as of February 24, 2000, the date on which the Special Committee approved the Offer.

    - Centennial's acquisition strategy would be difficult to implement as a public company due to the limited availability of financing in the public markets at this time. Historically, only a small part of Centennial's revenue growth has come from its existing facilities. Based on historic trends, management believes that there is limited potential for significant increase in revenues at Centennial's existing facilities. As a result, acquisitions represent the most viable method of increasing Centennial's revenues. Without acquisitions, it can be anticipated that Centennial's revenues and earnings will not grow as significantly as they have in the past, and that Centennial's share price will continue to reflect this reduced growth rate.

     However, Centennial's credit facility restricts it's ability to add new facilities through either acquisitions or leases. Centennial will need additional debt and equity financing to pursue a growth strategy through acquisitions. The reluctance by Centennial's current lenders to advance additional funds for acquisitions is indicative of the difficulty that can be reasonably anticipated in arranging necessary additional debt and equity financing.

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
     The Special Committee was advised by J.P. Morgan that the availability of debt and equity financing in the public markets may be limited as a result of the uncertainty surrounding the long-term care sector and Centennial's reduced stock price would likely make acquisitions using stock more expensive and dilutive to earnings because Centennial would have to issue a greater number of shares to raise the same amount of equity necessary for its acquisitions. In this connection, the Special Committee considered that Centennial may be managed more effectively as a private company not subject to pressures from public shareholders and market professionals to maintain and grow earnings per share. The Special Committee believes that as a private company Centennial would have greater flexibility to consider business strategies that have long-term benefits (including acquisitions which are often dilutive in the short term), but that would adversely impact earnings per share and the market price of the Common Stock in the short term if Centennial were public. As a private company, Centennial would also have greater flexibility to wait for the financing markets to improve, because Centennial would not be subject to the pressures on a public company to maintain and grow revenues on a quarterly and annual basis.

    - On March 26, 1999, Centennial received an investigatory subpoena from the OIG requesting records in connection with an investigation of possible improper claims for payment under Title XVIII (Medicare) of the Social Security Act. The request related to records for the period January 1, 1994 through December 31, 1998, concerning certain of Centennial's internal policies, and relating to certain long-term care facilities operated by Centennial. The investigation centers upon allegations that certain skilled nursing facilities improperly allocated nursing time between Medicare and non-Medicare patients. Although Centennial is vigorously defending this matter, depending on the outcome, a settlement of such matter could result in substantial liability for Centennial. At this time, neither the amount nor timing of any potential liability can be estimated with any reasonable certainty. However, it is possible that resolution of this investigation could have a material adverse effect on Centennial's cash flow, results of operations and consolidated financial position, and on the public trading price for the Shares.

    - Centennial remains under significant liquidity pressures on a day-to-day operating basis. In June 1999, Centennial amended its credit facility. As part of the new agreement, Centennial transferred $5.7 million of availability under the synthetic lease portion of its credit facility to the revolver portion. The amendment, coupled with previous 1998 amendments to the synthetic lease facility, increased Centennial's interest rate to 3.0% over LIBOR from 1.75% over LIBOR and accelerated amortization of principal, or reduction in availability, of $5.7 million on December 31, 1999, $11.0 million on December 31, 2000, and $22 million during each of the years ending December 31, 2001 and 2002. As of December 31, 1999, Centennial had $82 million outstanding under the revolver portion of its credit facility. Although Centennial has remained in compliance with the covenants of the credit facility through the date of this Offer to Purchase, it was required to sell three facilities and terminate the lease on a fourth facility during the fourth quarter of 1999 to meet its amortization payments, and, if the Merger is not consummated, likely would be required to sell additional facilities or raise capital by other means to meet its scheduled amortization payments. The financial covenants in the credit facility become more restrictive during 2000 and early 2001 and Centennial is at risk that it may not be able to comply with those financial covenants.

    - Centennial continues to experience operational uncertainties relating to the implementation of PPS and other market factors, including increasing labor costs, increasing liability and workers compensation insurance costs, increasing interest rates and the inability to obtain all anticipated cost reductions.

    - Its belief that it was unlikely another bidder would make a definitive proposal that would result in a transaction providing greater value to the Public Shareholders, and its conclusion that provisions of the Merger Agreement permitting the Board, in the exercise of its fiduciary duties, to consider competing bids, to announce its ability to consider such bids in a press release, and the reasonable termination fees imposed on Centennial if the Board were to accept an alternative proposal, would facilitate any competing bid. In addition, the Special Committee believed that the Per Share Amount was the highest price that could be obtained from the Purchaser, and considered the possibility that the Purchaser would withdraw its bid if its proposal was used to attempt to generate higher bids from third parties. The Special Committee was advised by J.P. Morgan that the group of potential bidders for Centennial was relatively small. This view was reinforced by the lack of any serious interest in acquiring Centennial by any person other than Warburg Pincus after Centennial's previous acquisition proposal was terminated in April 1999.

    - J.P. Morgan's oral opinion delivered to the Special Committee on February 24, 2000, reconfirmed in writing as of February 25, 2000, that the $5.50 in cash to be received by the Pubic Shareholders was fair to such holders from a financial point of view. The full text of the written opinion of J.P. Morgan reaffirmed as of the date of this Offer to Purchase, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with its opinion, is attached hereto as Annex A and is incorporated herein by reference. The Special Committee and the Board adopted the analyses and findings of J.P. Morgan in their determination that the Merger is fair to the Public Shareholders. Centennial's shareholders are urged to and should read the opinion in its entirety. In reaching its opinion as to the fairness of the Merger, J.P. Morgan employed generally accepted valuation methods. These methods included an analysis of public company trading multiples, which implied a value for Centennial's stock of $1.75 to $4.00 per share; a discounted cash flow analysis, which indicated a range of equity values between $2.00 and $6.00 per share; and a selected transaction analysis, which suggested an estimated range of equity values of between $2.60 and $6.00 per share. These analyses are all more fully described in "SPECIAL FACTORS--RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS OF CENTENNIAL; FAIRNESS OF THE TRANSACTION."

    - The Merger Agreement does not provide for unreasonable termination fees and expense reimbursement obligations which would have the effect of unreasonably discouraging competing bids and, subject to the satisfaction of specified conditions, the Board would be able to withdraw or modify its recommendation to the shareholders regarding the Merger and enter into an agreement with respect to a more favorable transaction with a third party, if such a transaction becomes available prior to the consummation of the Merger. In addition, the Merger Agreement allows Centennial to indicate in its press release announcing the execution of the Merger Agreement that Centennial may respond to unsolicited proposals from alternative bidders, and the lack of a time limit on the Board's ability to consider alternative proposals allows the Board to effectively consider such proposals up until the consummation of the Offer. See "THE TENDER OFFER--THE SUBSCRIPTION AGREEMENT; THE VOTING AGREEMENT; THE MERGER AGREEMENT; THE EXECUTIVE EMPLOYMENT AGREEMENTS."

    - The Merger Agreement requires that there have been tendered and not withdrawn Shares, which when taken together with the Shares, if any, beneficially owned by Parent, represent more than 68.5% of the outstanding Shares on a fully diluted basis, as a condition to the Merger. After giving effect to the 545,454 shares held by Mr. Eaton and 246,895 shares held by WCAS CP II which will not be tendered in the Offer, Public Shareholders holding at least 54% of the Shares held by the Public Shareholders in the aggregate will have to tender their Shares in the Offer in order to satisfy the Minimum Condition. The tender of Shares by the Public Shareholders evidences their approval of the transactions contemplated by the Merger Agreement. The Special Committee believed that the Minimum Condition was an important safeguard in light of the significant percentage of Shares held by the members of the Contributing Shareholders.

    - On February 18, 2000, one week prior to the announcement of the Merger, the Common Stock had closed at $2.97 per share, and the $5.50 per share to be received by the Public Shareholders in the Offer and the Merger represented an 85% premium over such price (as well as the 87% premium over the $2.94 per share closing price on February 24, 2000). In addition, J.P. Morgan's analyses of the premiums paid in comparable merger transactions indicated that the average premiums paid over the target stock prices one week prior to the announcement date was 31%.

    - The Merger Agreement does not condition Purchaser's obligations to consummate the Merger on Purchaser's or Parent's ability to obtain financing for the Merger. Parent has represented in the Merger Agreement that it has or will have available to it funds sufficient to satisfy its and Purchaser's obligation to consummate the Offer and the Merger.

    - The shareholders who may not support the Merger have the ability to obtain "fair value" for their Shares if they do not tender their shares in the Offer and properly perfect and exercise their appraisal rights under Georgia law. Georgia law provides shareholders with the opportunity to exercise appraisal rights and to seek a determination in court of the fair value of their Shares if they are dissatisfied with the consideration offered in the Merger.

    Potentially negative factors considered by the Special Committee were the actual or potential conflicts of interest to which Messrs. Eaton, Dahl, Paul, Nordin and Hoover and their affiliates are subject in connection with the Merger, as follows:

    - The Special Committee considered that Parent has given members of Centennial's senior management an opportunity to contribute all or a substantial portion of their equity investments in Centennial for an investment in Parent. As a result, the members of Centennial senior management will own shares of Parent Series A Preferred Stock representing approximately 5.2% of Parent's outstanding capital stock. The Special Committee considered that the contribution of a substantial portion of current equity investment in Centennial would indicate a level of confidence in Centennial's prospects that might be inconsistent with the Special Committee's assessment of the risks associated with Centennial's future, but the Special Committee noted that members of Centennial's senior management believed that Centennial would likely have better access to capital as a private company controlled by a party such as Purchaser with better access to private capital. The Special Committee also considered that as a private company Centennial could operate free from the pressures of public shareholders and securities analysts to report predictable growth in earnings from quarter to quarter.

    - The Special Committee considered that members of Centennial's senior management would enter into employment agreements with the Surviving Corporation amending their existing employment agreements with Centennial, and that such employment agreements would provide for the payment to them of base salaries, possible annual cash bonuses and potential severance benefits. The Special Committee also considered that members of senior management will receive options to purchase shares of Parent common stock at $5.50 per share.

    In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Special Committee found it impracticable to, and did not, quantify, rank or otherwise assign relative weights to the factors considered or determine that any factor was of particular importance in reaching its determination that the Merger is fair to, and in the best interests of, the Public Shareholders. Rather, the Special Committee viewed its recommendations as being based upon its judgment, in light of the totality of the information presented and considered, of the overall effect of the Merger and the transactions contemplated thereby on the Public Shareholders compared to any alternative transaction and the likely effect of rejecting the Merger proposal.

    The Special Committee noted that the Contributing Shareholders have agreed to contribute approximately 39.5% of the outstanding Shares prior to the Merger. The Special Committee also considered that the obligation of Centennial to consummate the Merger is conditioned upon the tender by holders of Shares, which when taken together with the Shares, if any, beneficially owned by Parent, represent more than 68.5% of the outstanding Shares on a fully diluted basis.

   THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS TENDER THEIR SHARES
     PURSUANT TO THE OFFER AND APPROVE THE MERGER AGREEMENT AND THE MERGER

FAIRNESS OF THE TRANSACTION

    The following information has been provided to Purchaser by Centennial:

    The Special Committee believes that the procedure that was followed in determining the purchase price to be paid to the shareholders of Centennial was fair to, and in the best interest of the Public Shareholders. The seven person Board (a majority of whom are Contributing Shareholders or their affiliates), appointed as the only members of the Special Committee two non-employee directors who were not Contributing Shareholders or affiliates of the WP Funds, and granted the Special Committee exclusive authority on behalf of the Board to review, evaluate and negotiate the proposed transactions. The Merger Agreement negotiated by the Special Committee contains provisions that would enable the Board to withdraw or modify its recommendation to Centennial's shareholders regarding the Offer and the Merger and to enter into an agreement with respect to a more favorable transaction with a third party, and contains provisions (without which the Special Committee believes the Purchaser would not have entered into the Merger Agreement) imposing upon Centennial termination fee and expense reimbursement obligations that, in the view of the Special Committee, are reasonable and would not have the effect of unreasonably discouraging competing bids. Further, the Public Shareholders may decide not to tender their Shares in the Offer and dissent from the Merger and be paid cash for the "fair value" of their Shares as determined in accordance with Georgia law. In addition, the Merger is structured to require the tender of Shares, which when taken together with the Shares, if any, beneficially owned by Parent, represent more than 68.5% of the outstanding Shares on a fully diluted basis, as a condition of the Merger. The Special Committee believes, as of the date of this Offer to Purchase and for this and the reasons set forth below, that the Merger is procedurally fair to the Public Shareholders.

    The Special Committee believes that the Merger is procedurally and substantively fair to the Public Shareholders because (i) the Special Committee (comprised of directors who are not Contributing Shareholders, their affiliates or affiliates of the WP Funds) was authorized to review, evaluate and negotiate the proposed Merger; (ii) the Special Committee retained J.P. Morgan, an unaffiliated financial advisor, to act solely on behalf of the Public Shareholders and render an opinion as to the fairness of the Merger from a financial point of view; (iii) the Merger Agreement allows the Board to withdraw its recommendation to the shareholders and does not prohibit Centennial from entering into an alternative transaction; (iv) the Merger requires the tender by holders of Shares, which when taken together with the Shares, if any, beneficially owned by Parent, represent more than 68.5% of the outstanding Shares on a fully diluted basis; and (v) all of the non-employee directors approved the Merger.

    Based on the foregoing, the Special Committee unanimously determined that the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby were fair to, and in the best interests of the Pubic Shareholders and recommended to the Board approval of the Merger Agreement and that the Offer, the Merger and the Merger Agreement be recommended to the shareholders of Centennial. The Board approved the Offer, the Merger and the Merger Agreement on February 25, 2000 and has reconfirmed, as of the date of this Offer to Purchase, that the Merger is fair to, and in the best interests of the Public Shareholders.

    All of the directors of Centennial other than the members of the Special Committee may be considered to have an interest in the Offer and the Merger. Accordingly, the Board based its determination that the terms of the Offer are fair to the Public Shareholders primarily upon the conclusions of the Special Committee described above, the J.P. Morgan opinion and the other factors described above for the Special Committee.

4. POSITION OF CENTENNIAL, PARENT, PURCHASER, THE WP FUNDS AND MANAGEMENT AS TO OF THE FAIRNESS OF THE OFFER AND THE MERGER

    By virtue of the Subscription Agreement, Parent may be deemed to beneficially own approximately 39.5% of the Shares. As a result, Parent and its affiliates may be deemed to be "affiliates" of Centennial. Rule 13e-3 of the Exchange Act governs "going-private" transactions by certain issuers and their affiliates. Accordingly, in compliance with Rule 13e-3, Centennial, Parent, Purchaser, the WP Funds and Messrs. Eaton, Dahl, Fosha and Lepley (collectively, "Management") may be required to consider the fairness of the Offer and the Merger to the Public Shareholders.

    Centennial, Parent, Purchaser, the WP Funds and Management believe the Offer and the Merger to be substantively and procedurally fair to the Public Shareholders. Centennial, Parent, Purchaser and the WP Funds and Management have considered the J.P. Morgan opinion (see, "REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS" below), in addition to the following factors:

    - The fact that the Board and the Special Committee concluded that the Offer and the Merger are fair to and in the best interests of, Centennial.

    - The historical and projected financial performance of Centennial and its financial results.

    - The Per Share Amount represents an 87% premium over the closing price for the Shares on February 24, 2000, the last full trading day prior to announcement of the $5.50 Offer.

    - The Offer is an all cash offer for all of the outstanding Shares and the Public Shareholders can accept or reject the Offer.

    - The ability of Public Shareholders who do not tender their Shares and object to the Merger to obtain "fair value" for their Shares if they exercise and perfect their appraisal rights under the GBCC.

    - The Offer is not subject to a financing condition.

    - The Offer provides the Public Shareholders who are considering selling their Shares with the opportunity to sell their Shares at the Per Share Amount without incurring the transaction costs typically associated with market sales.

    - The terms of the Merger Agreement were determined through arm's-length negotiations between the Special Committee and its legal and financial advisors, on the one hand, and representatives of Parent, on the other hand, and provide for the Offer to allow Public Shareholders to receive payment for their Shares on an accelerated basis. These terms were negotiated before Parent or Purchaser beneficially owned any Shares.

    - The Contributing Shareholders have significant control of the Common Stock and could significantly influence a disposition of Centennial.

    - Centennial's liquidity situation, which does not currently allow for opportunities to grow Centennial through acquisitions.

    - Notwithstanding that the J.P. Morgan opinion was provided solely for the information and assistance of the Special Committee and that Centennial, Parent, Purchaser and Management are not entitled to rely on such opinion, the fact that the Special Committee received an opinion from J.P. Morgan that the $5.50 per Share in cash to be received by the Public Shareholders in the Offer and the Merger is fair to such holders from a financial point of view.

    Centennial, Parent, Purchaser, the WP Funds and Management have reviewed the factors considered by the Board in support of its decision as described above and in the Schedule 14D-9, and had no basis to question their consideration of or reliance on these factors. None of Centennial, Parent, Purchaser, the

WP Funds and Management find it practicable to assign specific relative weights to the foregoing factors in reaching its opinion as to the fairness of the Offer and the Merger to the Public Shareholders.

5.  INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER

    In considering the recommendations of the Board and the Special Committee with respect to the Merger, you should be aware that officers and directors of Centennial, as well as other Contributing Shareholders, have interests in connection with the Offer and the Merger which may present them with actual or potential conflicts of interest as described below. The Special Committee and the Board were aware of these interests and considered them among the other matters described in "SPECIAL FACTORS--RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS OF CENTENNIAL; FAIRNESS OF THE TRANSACTION."

    WCAS VI, WCAS HP and the WCAS General Partners together own approximately 23% of the Shares and South Atlantic owns approximately 10% of the Shares. WCAS VI, WCAS HP and South Atlantic entered into the Subscription Agreement pursuant to which they agreed to contribute to Parent their Shares for Parent Series B Preferred Stock. WCAS VI, WCAS HP, WCAS CP II and South Atlantic also entered into the Voting Agreement pursuant to which they agreed to support the Offer and the Merger. Pursuant to the Merger Agreement, Purchaser will acquire 246,895 Shares owned by WCAS CP II. See "THE TENDER OFFER--THE SUBSCRIPTION AGREEMENT; THE VOTING AGREEMENT; THE MERGER AGREEMENT; THE EXECUTIVE EMPLOYMENT AGREEMENTS."

    Mr. Eaton is Chairman, President and Chief Executive Officer of Centennial and owns approximately 9.4% of the Shares. Mr. Eaton entered into the Subscription Agreement pursuant to which he will contribute to Parent 569,917 Shares for Parent Series A Preferred Stock. Pursuant to the Merger, Purchaser will acquire 545,454 Shares owned by Mr. Eaton. Mr. Eaton also entered into the Voting Agreement pursuant to which he agreed to support the Offer and the Merger. Mr. Eaton will continue as a director and as a member of management in the Surviving Corporation pursuant to a new employment agreement which will take effect upon consummation of the Merger and provide for severance payments, stock repurchase rights and non-compete periods. See "THE TENDER OFFER--THE SUBSCRIPTION AGREEMENT; THE VOTING AGREEMENT; THE MERGER AGREEMENT; THE EXECUTIVE EMPLOYMENT AGREEMENTS."

    Mr. Dahl is Executive Vice President and Chief Financial Officer of Centennial. Mr. Dahl entered into the Subscription Agreement pursuant to which he will contribute to Parent his Shares for Parent Series A Preferred Stock.
Mr. Dahl also entered into the Voting Agreement pursuant to which he agreed to support the Offer and the Merger. Mr. Dahl will continue as a member of management in the Surviving Corporation pursuant to a new employment agreement which will take effect upon consummation of the Merger and provide for severance payments and non-compete periods. Mr. Dahl currently owns less than one percent of the Shares. See "The Tender Offer--THE SUBSCRIPTION AGREEMENT; THE VOTING AGREEMENT; THE MERGER AGREEMENT; THE EXECUTIVE EMPLOYMENT AGREEMENTS."

    Mr. Paul is a director of Centennial and a general partner of the general partner of WCAS VI and other entities affiliated with WCAS VI. Mr. Paul entered into the Subscription Agreement pursuant to which he will contribute to Parent 9,686 Shares for Parent Series B Preferred Stock. Mr. Paul also entered into the Voting Agreement pursuant to which he agreed to support the Offer and the Merger. Pursuant to the Merger, Purchaser will acquire 3,021 Shares owned by Mr. Paul. Mr. Paul has no affiliation with management. See "THE TENDER OFFER--THE SUBSCRIPTION AGREEMENT; THE VOTING AGREEMENT; THE MERGER AGREEMENT; THE EXECUTIVE EMPLOYMENT AGREEMENTS."

    Mr. Nordin is a director of Centennial and a special limited partner of a South Atlantic affiliate. Mr. Nordin is a special limited partner in a limited partnership which invested in a South Atlantic fund holding an interest in Centennial. The South Atlantic Investors are purchasing 908,091 shares of Parent Series B Preferred Stock. South Atlantic has entered into the Subscription Agreement pursuant to which it will contribute to Parent its Shares for Parent Series B Preferred Stock. Mr. Nordin has no affiliation with management. Mr. Nordin currently owns less than one percent of the Shares. See "THE TENDER OFFER--THE SUBSCRIPTION AGREEMENT; THE VOTING AGREEMENT; THE MERGER AGREEMENT; THE EXECUTIVE EMPLOYMENT AGREEMENTS."

    Mr. Hoover is a director of Centennial and a former general partner and current limited partner of the general partners of WCAS VI, as well as a general partner of the respective sole general partners of WCAS CP II and Welsh, Carson, Anderson & Stowe V, L.P (which is an affiliate of WCAS VI). Mr. Hoover is also affiliated with Dauphin Capital Partners, which approached Warburg Pincus about participating in the proposed transaction but ultimately did not participate. Mr. Hoover has no affiliation with management. Mr. Hoover currently owns less than one percent of the Shares. See "THE TENDER OFFER--THE SUBSCRIPTION AGREEMENT; THE VOTING AGREEMENT; THE MERGER AGREEMENT; THE EXECUTIVE EMPLOYMENT AGREEMENTS."

    Mr. Fosha is Executive Vice President--Operations of Centennial. Mr. Fosha entered into the Subscription Agreement pursuant to which he will contribute to Parent his Shares for Parent Series A Preferred Stock. Mr. Fosha also entered into the Voting Agreement pursuant to which he agreed to support the Offer and the Merger. Mr. Fosha will continue as a member of management in the Surviving Corporation pursuant to a new employment agreement which will take effect upon consummation of the Merger and provide for severance payments and non-compete periods. Mr. Fosha currently owns less than one percent of the Shares. See "TENDER OFFER--THE SUBSCRIPTION AGREEMENT; THE MERGER AGREEMENT; THE EXECUTIVE EMPLOYMENT AGREEMENTS."

    Mr. Lepley is President of Paragon. Mr. Lepley entered into the Subscription Agreement pursuant to which he will contribute to Parent his Shares for Parent Series A Preferred Stock. Mr. Lepley also entered into the Voting Agreement pursuant to which he agreed to support the Offer and the Merger. Mr. Lepley will continue as a member of management in the Surviving Corporation pursuant to a new employment agreement which will take effect upon consummation of the Merger and provide for severance payments and non-compete periods. Mr. Lepley currently owns less than one percent of the Shares. See "Tender Offer--The Subscription Agreement; The Merger Agreement; The Executive Employment Agreements."
Mr. Lepley's wife owns 26,500 Shares that she is expected to tender in the Offer.

    On February 25, 2000, upon execution of the Merger Agreement,
Messrs. Eaton, Dahl and Fosha entered into new employment agreements with Centennial which will replace their existing employment agreements with Centennial upon consummation of the Merger. In addition, Mr. Lepley entered into a new employment agreement with Paragon which will replace his existing employment agreement upon consummation of the Merger. For further discussion of the terms of each of these employment agreements, see "THE TENDER OFFER--THE SUBSCRIPTION AGREEMENT; THE VOTING AGREEMENT; THE MERGER AGREEMENT; THE EXECUTIVE EMPLOYMENT AGREEMENTS."

    OPTIONS. Following the Merger, Parent intends to grant to Messrs. Eaton, Dahl, Fosha and Lepley, and to other members of management and other key employees, options to purchase an aggregate of approximately 2.6 million shares of Parent Common Stock (the "New Options"). The shares issuable on exercise of the New Options will represent 15% of the shares of Parent Common Stock outstanding immediately after the Merger (assuming the conversion of all preferred stock into common stock). The exercise price of the New Options will be $5.50 per share.

    Mr. Eaton is expected to be granted New Options to purchase approximately
1.2 million shares of Parent Common Stock, of which approximately 420,000 will be immediately exercisable and the balance of which will invest in four annual equal installments on the anniversaries of the date of grant. Each of Messrs. Dahl, Fosha and Lepley will be granted options to purchase 160,000 shares of Parent Common Stock, of which 20% will be immediately exercisable, with the balance vesting in four annual equal installments on the anniversaries of the date of grant. For further discussion, see "THE TENDER OFFER--THE SUBSCRIPTION AGREEMENT; THE VOTING AGREEMENT; THE MERGER AGREEMENT; THE EXECUTIVE EMPLOYMENT AGREEMENTS."

    The Merger Agreement requires Centennial (and after the Merger, the Surviving Corporation) for a period of six years following the consummation of the Merger to provide indemnification, to the full extent permitted by applicable law, to the current and former officers, directors, employees, fiduciaries, and agents of Centennial against liabilities (including reasonable attorneys' fees) arising out of or pertaining to the Offer or the Merger. The Surviving Corporation is required to provide officers' and directors' liability insurance covering Centennial's officers and directors who are currently covered by Centennial's officers' and directors' insurance for a period of two years, provided it is not required to expend annually more than 150% of the current cost of such coverage. For a more detailed discussion of the indemnification and insurance provisions of the Merger Agreement, see "THE TENDER OFFER--THE SUBSCRIPTION AGREEMENT; THE VOTING AGREEMENT; THE MERGER AGREEMENT; THE EXECUTIVE EMPLOYMENT AGREEMENTS."

    POST-MERGER OWNERSHIP OF PARENT. It is anticipated that immediately following the Merger the following individuals and entities will beneficially own the number of shares of Parent Series A Preferred Stock and Parent Series B Preferred Stock shown in the following table, which shares will represent all of the outstanding shares of Parent stock (1).

                                                                   NUMBER OF PARENT SHARES
                                                                     BENEFICIALLY OWNED
                                                              ---------------------------------
                                                                 SERIES A          SERIES B
NAME OF BENEFICIAL OWNER                                      PREFERRED STOCK   PREFERRED STOCK
------------------------                                      ---------------   ---------------
Warburg, Pincus Equity Partners, L.P. (2)...................     8,534,812                --
Warburg, Pincus Netherlands Equity Partners I, C.V..........       270,947                --
Warburg, Pincus Netherlands Equity Partners II, C.V.........       180,631                --
Warburg, Pincus Netherlands Equity Partners III, C.V........        45,158                --
J. Stephen Eaton............................................       569,917                --
Lawrence W. Lepley, Jr......................................        83,225                --
Alan C. Dahl................................................        92,792                --
Kent C. Fosha, Sr...........................................         8,970                --
Welsh, Carson, Anderson & Stowe VI, L.P.....................            --         2,520,193
WCAS HealthCare Partners, L.P...............................            --            81,384
South Atlantic Venture Fund II, Limited Partnership.........            --           798,963
South Atlantic Venture Fund III, Limited Partnership........            --           206,214
South Atlantic Private Equity Fund, IV, L.P.................            --           381,818
South Atlantic Private Equity Fund, IV (QP), L.P............            --           527,273
The Burton Partnership, Limited Partnership.................            --           187,500
Patrick J. Welsh............................................            --            49,977
Russell L. Carson...........................................            --            49,977
Bruce K. Anderson...........................................            --            29,977
Andrew M. Paul..............................................            --             9,686
Thomas E. McInerney.........................................            --            10,000
Robert A. Minicucci.........................................            --            10,772
Paul B. Queally.............................................            --               705

------------------------

(1) Excludes options to purchase Parent Common Stock to be granted under the stock option plan to be adopted by Parent.

(2) WPEP currently owns the sole share of Parent Common Stock issued and outstanding.

    The shares of Parent Series A Preferred Stock will be convertible into Parent Voting Common Stock and the shares of Parent Series B Preferred Stock will be convertible into Parent Non-Voting Common Stock. The shares of Parent Non-Voting Common Stock will be convertible, at the option of the holder, into shares of Parent Voting Common Stock (i) upon a sale or transfer of such Non-Voting Common Stock to any person or entity other than WCAS VI, South Atlantic or any of their affiliates or (ii) if, after giving effect to such conversion, such holder would not own shares of Parent Voting Common Stock (including any shares issuable upon conversion) representing 10% or more of the Parent Voting Common Stock and Parent Series A Preferred Stock then outstanding.

6.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

    The following information (other than the information concerning Parent, Purchaser, WPEP or Warburg Pincus) has been provided to Purchaser by Centennial:

    At the meeting of the Special Committee on February 24, 2000, J.P. Morgan rendered its oral opinion to the Special Committee that, as of such date, the cash consideration to be paid to the Public Shareholders in the proposed tender offer and subsequent merger (the "TRANSACTION") was fair, from a financial point of view, to the Public Shareholders. J.P. Morgan confirmed its February 24, 2000 oral opinion by delivering its written opinion, dated as of February 25, 2000, to the Special Committee to the same effect. No limitations were imposed by the Special Committee upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinions.

    The full text of the written opinion of J.P. Morgan dated February 25, 2000, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex A to this Offer to Purchase and is incorporated herein by reference. Centennial's shareholders are urged to read the opinion in its entirety. J.P. Morgan's written opinion is addressed to the Special Committee, is directed only to the cash consideration to be paid to the Public Shareholders pursuant to the Transaction and does not constitute a recommendation to any shareholder of Centennial as to whether such shareholder should tender its Shares in the Offer. The summary of the opinion of J.P. Morgan set forth in this Offer to Purchase is qualified in its entirety by reference to the full text of such opinion.

    In arriving at its opinion, J.P. Morgan reviewed, among other things: the Merger Agreement; the audited financial statements of Centennial for the fiscal year ended December 31, 1998, and the unaudited financial statements of Centennial for the periods ended March 31, June 30, September 30, and
December 31, 1999; current and historical market prices of Common Stock; publicly available information including Form 10-Ks and Form 10-Qs concerning other companies engaged in businesses comparable to those of Centennial (such as Advocat, Beverly Enterprises, Extendicare Services, Genesis Health Ventures and HCR Manor Care), and the reported market prices for other companies' securities deemed comparable; publicly available terms of transactions involving companies comparable to Centennial and the consideration paid for such companies; the terms of other business combinations deemed relevant by J.P. Morgan; and the internal financial analyses and forecasts prepared by Centennial and its management and agreements with respect to outstanding indebtedness or obligations of Centennial. J.P. Morgan also held discussions with members of the management of Centennial and its outside auditors with respect to aspects of the Merger, the past and current operations of Centennial, the financial condition and future prospects and operations of Centennial and other matters believed necessary or appropriate to J.P. Morgan's inquiry. In addition, J.P. Morgan discussed with Centennial's internal and external counsel the status and potential impact of the pending OIG investigation, and reviewed such other financial studies and analyses and considered such other information as it deemed appropriate for the purposes of its opinion.

    J.P. Morgan relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or that was furnished to it by Centennial or otherwise reviewed by J.P. Morgan, and J.P. Morgan has not assumed any responsibility or liability therefor. J.P. Morgan has not conducted any valuation or appraisal of any assets or liabilities, nor have any valuations or appraisals been provided to J.P. Morgan. In relying on financial analyses and forecasts provided to J.P. Morgan, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Centennial to which such analyses or forecasts relate. J.P. Morgan also assumed that the Transaction would have the tax consequences described in this Offer to Purchase and in discussions with, and materials furnished to J.P. Morgan by, representatives of Centennial, and that the other transactions contemplated by the Merger Agreement would be consummated as described in the Merger Agreement and this Offer to Purchase.

    Centennial's Projections furnished to J.P. Morgan for Centennial were prepared by management. Centennial does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan's analysis of the Transaction, and such projections were not prepared with a view toward public disclosure. Centennial's Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For further discussion of Centennial's Projections, see "CENTENNIAL'S PROJECTIONS" below.

    J.P. Morgan's opinion is based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. Subsequent developments may affect the written opinion dated as of February 25, 2000 and J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan expressed no opinions as to the price at which Centennial's common stock will trade at any future time.

    In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion:

    PUBLIC TRADING MULTIPLES. Using publicly available information, J.P. Morgan compared selected financial data of Centennial with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to Centennial. The companies selected by J.P. Morgan were Advocat, Beverly Enterprises, Extendicare, Genesis Health Ventures, and HCR Manor Care. These companies were selected, among other reasons, because they are in the same line of business as Centennial. J.P. Morgan gave more weight to Beverly Enterprises and HCR Manor Care because they are of substantially similar quality as Centennial. For each comparable company, publicly available financial performance for the quarter ended September 30, 1999 was measured and then converted to an annualized basis. J.P. Morgan adjusted the Beverly and HCR Manor Care mean values for each multiple, specifically: firm value to last-quarter annualized (LQA) earnings before interest, taxes, depreciation, amortization and rent (EBITDAR) and earnings before interest, taxes, depreciation and amortization (EBITDA), and equity value to 2000 and 2001 projected earnings. These multiples were then applied to Centennial's EBITDAR, EBITDA and projected earnings, respectively, yielding a range of implied equity values for the Common Stock of approximately $1.75 to $4.00 per share. The valuation does not take into account any diminution in value from a potential OIG settlement.

    DISCOUNTED CASH FLOW. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for the Common Stock. J.P. Morgan calculated the unlevered free cash flows that Centennial is expected to generate during fiscal years 2000 through 2007 based on Centennial's Projections and a sensitivity case adjusted by J.P. Morgan to reflect more moderate EBITDAR margins reflecting fourth quarter 1999 performance. These unlevered cash flows for the period from fiscal year 2000 through 2007 were $18.4 million, $18.4 million, $20.4 million, $22.3 million, $24.0 million, $26.1 million, $27.3 million and $29.2 million using the higher EBITDAR margins (as set out in Centennial's Projections), and $13.4 million, $13.2 million, $14.9 million, $16.5 million, $17.8 million, $19.6 million, $20.4 million and $22.1 million using the more moderate EBITDAR margins. J.P. Morgan also calculated a range of terminal values of Centennial at the end of the eight year period ending 2007 by applying exit EBITDA multiples ranging from
4.0 to 8.0. The unlevered free cash flows and the range of terminal EBITDA values were then discounted to present values using a range of discount rates from 10% to 20% which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Centennial and current expected returns for the long-term care sector. The present value of the unlevered free cash flows and the range of terminal asset values were then adjusted for Centennial's September 30, 1999 excess cash and total debt. Based on adjusted management projections and discount rate and EBITDA multiple sensitivities, the discounted cash flow analysis indicated a range of equity values of between $2.00 and $6.00 per share of the Common Stock on the basis of Centennial as a stand-alone entity. The valuation does not take into account any diminution in value from a potential OIG settlement.

    SELECTED TRANSACTION ANALYSIS. Using publicly available information, J.P. Morgan examined selected transactions with respect to precedent long-term care industry acquisitions, as well as selected going-private transactions. J.P. Morgan did not choose to use long-term care industry transaction multiples because these transactions were announced prior to the market decline of the long-term care sector took place at the beginning of July 1998. No appropriate transactions occurred after this market downturn to include in this analysis. Accordingly, J.P. Morgan believed that long-term care acquisitions prior to July 1998 were of limited relevance to its evaluation of Centennial. J.P. Morgan reviewed the premiums paid in going-private transactions of similar size in unrelated industries, specifically, RB Capital's acquisition of Rock Bottom Restaurants, the acquisition of Haskel International by an investor group and Capstar Radio's acquisition of Triathlon Broadcasting. J.P. Morgan applied a premium of 50% to Centennial's implied public market trading range and arrived at an estimated range of equity values for the Common Stock of between $2.60 and $6.00 per share. The valuation does not take into account any diminution in value from a potential OIG settlement.

    The summary set forth above does not purport to be a complete description of the analyses or data presented by J.P. Morgan but accurately summarizes the procedures, findings and recommendations of J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the summary set forth above and its analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. J.P. Morgan based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which J.P. Morgan based its analyses are set forth above under the description of each such analysis. J.P. Morgan's analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, J.P. Morgan's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

    As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise the Special Committee and deliver a fairness opinion with respect to the Merger on the basis of such experience.

    For services rendered in connection with the Transaction and the delivery of its opinion, Centennial paid J.P. Morgan a fee of $500,000 upon execution of its engagement letter, dated February 9, 2000, and is obligated to pay J.P. Morgan an additional fee of $1,500,000 upon the earlier of the termination of the engagement or July 1, 2000. Centennial is also obligated to pay J.P. Morgan a fee of $300,000 for the opinion delivered by J.P. Morgan on February 25, 2000. In addition, Centennial has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the Federal securities laws.

    J.P. Morgan was engaged by Centennial in September 1998 to deliver a fairness opinion in connection with the proposed transaction with WCAS VI and its affiliates prior to its services in connection with the Transaction. J.P. Morgan was entitled to a fee of $2 million in connection with the proposed WCAS VI transaction. Payment of the fees described above for the Transaction will satisfy Centennial's obligations with respect to the proposed WCAS VI transaction. J.P. Morgan and its affiliates maintain banking and other business relationships with Warburg Pincus and its affiliates, and have advised, financed and undertaken capital markets transactions with such entities, for which it receives customary fees. J.P. Morgan advised Warburg Pincus and its affiliates on the initial public offering of Earthweb in 1998 and on Earthweb's secondary offering in 1999. J.P. Morgan received less than $1 million in fees from its relationships with Warburg, Pincus in each of 1998 and 1999. These fees were the result of the arms' length negotiations. In 1998, J.P. Morgan provided the following services to private investment partnerships affiliated with WCAS VI and WCAS HP: advising on the sale of Control Data's software business, providing credit, holding securities, arranging derivative swaps and providing pension fund services. In 1999, J.P. Morgan provided the following services to private investment partnerships affiliated with WCAS VI and WCAS HP: lead managing the bank facility for Alliance Data Systems and advising on its equity investment in Winstar Communications. J.P. Morgan received less than $5 million in fees from its relationships with the WCAS Group and other affiliated private investment partnerships in 1998 and 1999. These fees were the result of the arms' length negotiations. J.P. Morgan has not provided services to South Atlantic in 1998 or 1999. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Centennial for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

                                THE TENDER OFFER

1.  TERMS OF THE OFFER

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will purchase all Shares validly tendered on or prior to the Expiration Date and not theretofore properly withdrawn in accordance with
Section 4 below. The term "EXPIRATION DATE" means 12:00 Midnight, New York City time, on Thursday, April 13, 2000, unless we have extended the initial period of time during which the Offer is open, in which event, the term "EXPIRATION DATE" will mean the latest time and date at which the Offer, as so extended by us, will expire. If we decide, in our sole discretion, to increase the consideration offered in the Offer to holders of Shares and if, at the time that notice of such change is first published, sent or given to holders of Shares in the manner specified below, the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the twentieth business day from, and including, the date that such notice is first so published, sent or given, then the Offer will be extended until the expiration of such period of 10 business days. For purposes of the Offer, a "BUSINESS DAY" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, SATISFACTION OF THE MINIMUM CONDITION, THE EXPIRATION OR TERMINATION PRIOR TO THE EXPIRATION DATE OF ANY WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED (THE "HSR ACT"), APPLICABLE TO THE PURCHASE OF SHARES PURSUANT TO THE OFFER AND CERTAIN OTHER CONDITIONS AS SET OUT IN SECTION 13 BELOW. THE MERGER AGREEMENT AND THE OFFER MAY BE TERMINATED BY PURCHASER AND PARENT SHOULD THE EVENTS SET FORTH IN SECTION 11 OCCUR. SEE SECTION 11.

    We reserve the right (but are not obligated), in accordance with applicable rules and regulations of the Commission and subject to the limitations set forth in the Merger Agreement described below, to waive any condition to the Offer. Pursuant to the Merger Agreement, however, we have agreed not to waive the Minimum Condition without the consent of Centennial. If the Minimum Condition or any condition set forth in Section 13 below has not been satisfied by 12:00 Midnight, New York City time, on Thursday, April 13, 2000 (or any other time than set as the Expiration Date), we may, subject to the terms of the Merger Agreement (including the requirement that we obtain Centennial's consent in connection with a waiver of the Minimum Condition, if applicable), elect to
(a) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, (b) subject to complying with applicable rules and regulations of the Commission, accept for payment all Shares so tendered and not extend the Offer or (c) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering shareholders.

    Subject to the limitations set forth in this Offer and the Merger Agreement as described below, we reserve the right (but are not obligated), at any time or from time to time, in our sole discretion, to extend the period during which the Offer is open by giving oral or written notice of such extension to the Depositary. There can be no assurance that we will exercise our right to extend the Offer.

    Pursuant to the Merger Agreement, we may, without the consent of Centennial,
(a) extend the Offer if, at the Expiration Date, any of the conditions to the Offer have not been satisfied or waived, (b) extend the offer for ten Business Days if, when added to the Shares owned by us, less than 90% of the outstanding Shares have been tendered, in order to complete a "short-form" merger under Georgia law, (c) extend the Offer for any period required by any regulation of the Commission applicable to the Offer or (d) elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Exchange Act. Notwithstanding the foregoing, in no event will the Offer extend beyond June 30, 2000 (or July 30, 2000, if Centennial fails to obtain necessary consents and approvals). In addition, we may increase the Per Share Amount or extend the Offer to the extent required by law in connection with such increase.

    We expressly reserve the right, at any time and from time to time, to modify or amend the terms and conditions of the Offer in any respect. However, pursuant to the Merger Agreement, we have agreed that we will not, without the prior written consent of Centennial, (a) decrease the Merger Consideration or change the form of consideration payable in the Offer, (b) decrease the number of Shares sought pursuant to the Offer, (c) amend or waive satisfaction of the Minimum Condition or (d) impose additional conditions to the Offer or amend any other term of the Offer in any manner adverse to the holders of Shares.

    Subject to the applicable rules and regulations of the Commission and subject to the limitations set forth in the Merger Agreement, we expressly reserve the right, at any time and from time to time, in our sole discretion, to delay payment for any Shares regardless of whether such Shares were previously accepted for payment, or to terminate the Offer and not to accept for payment or pay for any Shares not previously accepted for payment or paid for, upon the occurrence of any of the conditions set forth in Section 13, by giving oral or written notice of such delay or termination to the Depositary. Our right to delay payment for any Shares or not to pay for any Shares previously accepted for payment is subject to the applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, relating to our obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer.

    Any extension of the period during which the Offer is open, delay in acceptance for payment or payment, termination or amendment of the Offer, will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next Business Day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rules 14d-4(c) and 14e-1(d) under the Exchange Act. Without limiting our obligation under such rule or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release to the Dow Jones News Service or PR Newswire (or such other national media outlet or outlets it deems prudent) and by making any appropriate filing with the Commission.

    If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or we waive a material condition of the Offer (including, with the consent of Centennial, a waiver of the Minimum Condition), we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the Offer or the information concerning the Offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, the Offer generally must remain open for a minimum of 10 Business Days following such change to allow for adequate disclosure to shareholders.

    Pursuant to Rule 14d-11 under the Exchange Act, we may, subject to certain conditions, provide a subsequent offering period of from 3 Business Days to 20 Business Days in length following the expiration of the Offer on the Expiration Date ("SUBSEQUENT OFFERING PERIOD"). A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which shareholders may tender Shares not tendered into the Offer. A Subsequent Offering Period, if one is included, is not an extension of the Offer which already will have been completed.

    During a Subsequent Offering Period, tendering shareholders will not have withdrawal rights and we will promptly purchase and pay for any Shares tendered at the same price paid in the Offer. Rule 14d-11 provides that we may provide a Subsequent Offering Period so long as, among other things, (a) the initial 20 Business Day period of the Offer has expired, (b) we offer the same form and amount of consideration for Shares in the Subsequent Offering Period as in the initial Offer, (c) we accept and promptly pay for all securities tendered during the Offer prior to its expiration, (d) we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m. New York City time on the next Business Day after the Expiration Date and immediately begin the Subsequent Offering Period and we immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. We will be able to include a Subsequent Offering Period, if we satisfy the conditions above. In a public release, the Commission has expressed the view that the inclusion of a Subsequent Offering Period would constitute a material change to the terms of the Offer requiring us to disseminate new information to shareholders in a manner reasonably calculated to inform them of such change sufficiently in advance of the Expiration Date (generally five Business Days). In the event we elect to include a Subsequent Offering Period, we will notify shareholders of Centennial consistent with the requirements of the Commission.

    WE DO NOT CURRENTLY INTEND TO INCLUDE A SUBSEQUENT OFFERING PERIOD IN THE OFFER, ALTHOUGH WE RESERVE THE RIGHT TO DO SO IN OUR SOLE DISCRETION. PURSUANT TO RULE 14D-7 UNDER THE EXCHANGE ACT, NO WITHDRAWAL RIGHTS APPLY TO SHARES TENDERED DURING A SUBSEQUENT OFFERING PERIOD AND NO WITHDRAWAL RIGHTS APPLY DURING THE SUBSEQUENT OFFERING PERIOD WITH RESPECT TO SHARES TENDERED IN THE OFFER AND ACCEPTED FOR PAYMENT. THE SAME CONSIDERATION, THE PER SHARE AMOUNT, WILL BE PAID TO SHAREHOLDERS TENDERING SHARES IN THE OFFER OR IN A SUBSEQUENT OFFERING PERIOD, IF ONE IS INCLUDED.

    Centennial has provided us with their list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Centennial's shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment, and will pay for, Shares validly tendered and not properly withdrawn as soon as practicable after the Expiration Date. In addition, we expressly reserve the right, subject to applicable rules of the Commission, to delay acceptance for payment of, or payment for, Shares in order to comply, in whole or in part, with any applicable law. See "TERMS OF THE OFFER" above and "WITHDRAWAL RIGHTS" below. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or confirmation of the book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "BOOK-ENTRY TRANSFER FACILITY") pursuant to the procedures set forth in Section 3, (b) a Letter of Transmittal (or facsimile thereof) properly completed and duly executed with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined in Section 3 below) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. See "PROCEDURE FOR TENDERING SHARES" below.

    For purposes of the Offer, we will be deemed to have accepted for payment Shares validly tendered and not properly withdrawn if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for purposes of receiving payments from us and transmitting such payments to the tendering shareholders. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

    Our reservation of the right to delay the acceptance or purchase of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or to return Shares deposited by or on behalf of tendering shareholders promptly after the termination or withdrawal of the Offer.

    If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in "PROCEDURE FOR TENDERING SHARES" below, such Shares will be credited to an account maintained with the Book-Entry Transfer Facility), as soon as practicable following expiration or termination of the Offer.

    IF, PRIOR TO THE EXPIRATION DATE, WE WILL INCREASE THE CONSIDERATION OFFERED TO HOLDERS OF SHARES PURSUANT TO THE OFFER, WE WILL PAY SUCH INCREASED CONSIDERATION TO ALL HOLDERS OF SHARES THAT ARE PURCHASED PURSUANT TO THE OFFER, WHETHER OR NOT SUCH SHARES WERE TENDERED PRIOR TO SUCH INCREASE IN CONSIDERATION.

    We reserve the right to transfer or assign, in whole or in part, from time to time, to one or more direct or indirect subsidiaries of Parent the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer. Under the Merger Agreement, Parent and Purchaser may assign any of their respective rights and obligations to any of their direct or indirect subsidiaries provided that such assignment will not relieve them from their obligations under the Merger Agreement.

3.  PROCEDURE FOR TENDERING SHARES

    VALID TENDER. To tender Shares pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, certificates for the Shares to be tendered and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, (b) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary which confirmation must include an Agent's Message (as defined below) if the tendering shareholder has not delivered a Letter of Transmittal), prior to the Expiration Date, or
(c) the tendering shareholder must comply with the guaranteed delivery procedures set forth below. The term "AGENT'S MESSAGE" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares, which are the subject of such Book-Entry Confirmation, that such participant has received and will be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against the participant.

    BOOK-ENTRY TRANSFER. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two Business Days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make a book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "BOOK-ENTRY CONFIRMATION." The Letter of Transmittal, and any other documents required therein, must be transmitted to and received by the Depositary at one of the addresses set forth on the back cover of this Offer to Purchase. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

    SIGNATURE GUARANTEES AND STOCK POWERS. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of the Medallion Signature Guarantee Program, or by any other "eligible guarantor institution", as such term is defined in Rule 17Ad-15 under the Exchange Act (an "ELIGIBLE INSTITUTION"). Most commercial banks, savings and loans associations and brokerage houses are Eligible Institutions. Signatures on a Letter of Transmittal need not be guaranteed
(a) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this section, includes any participant in any of the Book-Entry Transfer Facility's systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment or are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

    GUARANTEED DELIVERY. A shareholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by following all of the procedures set forth below:

        (a) such tender is made by or through an Eligible Institution;

        (b) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form which we have provided, is received by the Depositary (as provided below) prior to the Expiration Date; and

        (c) the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three Trading Days after the date of execution of such Notice of Guaranteed Delivery. A "TRADING DAY" is any day on which the Nasdaq Stock Market is open for business.

    The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

    THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. DELIVERY OF ALL SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF SUCH DELIVERY IS BY MAIL, IT

IS RECOMMENDED THAT ALL SUCH DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

    OTHER REQUIREMENTS. Notwithstanding any provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL WE PAY INTEREST ON THE PURCHASE PRICE OF THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

    TENDER CONSTITUTES A BINDING AGREEMENT. The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of the Offer.

    APPOINTMENT AS PROXY. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent's Message, in lieu of a Letter of Transmittal), the tendering shareholder irrevocably appoints our designees as such shareholder's proxies, each with full power of substitution, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by us and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after March 17, 2000. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, we deposit the payment for such Shares with the Depositary. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such shareholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Our designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the shareholders of Centennial, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our payment for such Shares, we must be able to exercise full voting rights to the extent permitted under applicable law with respect to such Shares.

    DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our sole and absolute discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of any other shareholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Parent, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and Instructions and any other related documents thereto) will be final and binding.

4.  WITHDRAWAL RIGHTS

    Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the

Expiration Date and, unless theretofore accepted for payment by us pursuant to the Offer, may also be withdrawn at any time after May 15, 2000.

    For a withdrawal of shares to be effective, a written facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the recordholder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If certificates have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on such certificates must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates.

    All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3 at any time prior to the Expiration Date.

    If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under this Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as set forth in this Section 4.

    In the event we provide a Subsequent Offering Period following the Offer, no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period or to Shares tendered in the Offer and accepted for payment.

5.  CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTIONS

    The following is a summary of the material United States federal income tax consequences to you of the sale of Shares pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary does not purport to be a description of all tax consequences that may be relevant to you, and assumes an understanding of tax rules of general application. It does not address special rules which may apply to you based on your tax status, individual circumstances or other factors unrelated to the Offer or the Merger. You should consult your own tax advisor regarding the Offer and the Merger.

    The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes, and may also be taxable under applicable state, local, foreign and other tax laws. For U.S. federal income tax purposes, if your Shares are purchased pursuant to the Offer or you receive cash as a result of the Merger, you will realize gain or loss equal to the difference between the adjusted basis of the Shares sold or exchanged and the amount of cash received therefor. Such gain or loss will be capital gain or loss if you held the Shares as capital assets and will be long-term capital gain or loss if your holding period in such Shares for federal income tax purposes is more than one year at the time of the sale or exchange. In addition, your ability to use capital losses to offset ordinary income is limited.

    BACKUP WITHHOLDING. Under the federal income tax backup withholding rules, unless an exemption applies, we are required to, and will, withhold 31% of all payments to which you are entitled pursuant to the Offer, unless you provide us with appropriate documentation. Any amounts withheld will be allowed as a credit against your federal income tax liability for that year.

    The foregoing discussion is included for general information purposes and may not apply if you acquired your Shares pursuant to the exercise of employee stock options or other compensation arrangements with Centennial, or if you are not a citizen or resident of the U.S. or if you are otherwise subject to special tax treatment. The tax discussion above is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change, possibly retroactively. You are urged to consult your own tax advisor with respect to the tax consequences of the Offer and the Merger, including the application and effect of state, local, foreign or other tax laws.

6.  PRICE RANGE OF SHARES; DIVIDENDS

    According to Centennial's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, the Shares are traded on the Nasdaq Stock Market under the symbol "CTEN". The following table sets forth, for the periods indicated, the reported high and low sale prices for the Shares on the Nasdaq Stock Market, as reported in Centennial's Form 10-K with respect to periods occurring in fiscal 1998, and as reported during the current fiscal year by published financial sources, with respect to periods occurring in fiscal 1999 and 2000.

CALENDAR YEAR           HIGH           LOW
-------------        -----------   -----------
1998:
First Quarter....... $25 1/8      $19 5/8
Second Quarter...... $25           $16 7/16
Third Quarter....... $20 3/8      $ 7 1/2
Fourth Quarter...... $15 1/2      $ 7 3/8
1999:
First Quarter....... $15 9/16     $ 8
Second Quarter...... $10           $ 1
Third Quarter....... $ 5 17/32    $ 2 5/8
Fourth Quarter...... $ 3 9/16     $ 2 7/32
2000:
First Quarter
 (through March 16,
 2000).............. $ 5 1/2      $ 2 11/16

    On February 24, 2000, the last full trading day prior to the public announcement of the terms of the Offer and the Merger, the reported closing price per Share on the Nasdaq Stock Market was $2 15/16 per Share. On March 16, 2000, the last full trading day prior to the commencement of the Offer, the reported closing price per Share on the Nasdaq Stock Market was $5 5/32 per Share. Since its inception, Centennial has not paid any dividends on its Common Stock. Under the Merger Agreement, Centennial has agreed not to pay any dividends on the Common Stock prior to the closing of the Merger. Under Centennial's senior credit facility, the distribution of dividends would require its lenders' consent. In addition, applicable laws generally limit the ability of Centennial's subsidiaries to pay dividends to the extent that required regulatory capital would be impaired, which in turn further limits Centennial's ability to pay dividends. YOU ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES BEFORE TENDERING YOUR SHARES.

7. POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES; NASDAQ LISTING; MARGIN REGULATIONS AND EXCHANGE ACT REGISTRATION

    POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and reduce the number of holders which could adversely affect the liquidity and market value of the remaining Shares held by the public.

    NASDAQ STOCK MARKET LISTING. Depending upon the number of Shares purchased pursuant to the Offer, the Common Stock may no longer meet the requirements of the National Association of Securities Dealers, Inc. (the "NASD") for continued inclusion in the Nasdaq Stock Market, which requires that for each class of shares listed by an issuer, there must be at least 200,000 publicly held shares, held by at least 400 shareholders or 300 shareholders of round lots, with a market value of at least $1,000,000 and the issuer must have net tangible assets of at least $1,000,000, $2,000,000 or $4,000,000, depending on profitability levels during the issuer's four most recent fiscal years. If these standards are not met, the Common Stock might nevertheless continue to be included in the Nasdaq Stock Market with quotations published in the Nasdaq "additional list" or in one of the "local lists," but if the number of holders of Common Stock were to fall below 300, or if the number of publicly held shares of Common Stock were to fall below 100,000 or there were not at least two registered and active market makers for the Common Stock, the NASD's rules provide that the Common Stock would no longer be "qualified" for Nasdaq Stock Market reporting and the Nasdaq Stock Market would cease to provide any quotations with respect thereto. Shares of Common Stock held directly or indirectly by directors, officers or beneficial owners of more than 10% of the outstanding Common Stock are not considered as being publicly held for this purpose. As of March 14, 2000, as reported to us by Centennial, there were approximately 64 holders of record or through nominee or street name accounts with brokers of Common Stock and there were 11,923,618 shares of Common Stock outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Common Stock no longer meets the requirements of the NASD for continued inclusion in the Nasdaq Stock Market or in any other tier of the Nasdaq Stock Market and the Common Stock is no longer included in the Nasdaq Stock Market or in any other tier of the Nasdaq Stock Market, as the case may be, the market for Common Stock could be adversely affected.

    If the Nasdaq Stock Market were to delist the Common Stock, it is possible that the Common Stock would continue to trade in the over-the-counter market and that price or other quotations would be reported through other sources. The extent of the public market, therefore, and the availability of such quotations, would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Common Stock on the part of the securities firms, the possible termination of registration under the Exchange Act as described below and other factors. We cannot predict whether the reduction in the number of shares of Common Stock that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Common Stock or whether it would cause future market prices to be greater or less than the Per Share Amount.

    MARGIN REGULATION. The Shares are presently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "FEDERAL RESERVE BOARD"), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations, in which event, the Shares would be ineligible as collateral for margin loans made by brokers.

    EXCHANGE ACT REGISTRATION. The Shares are currently registered under the Exchange Act. This registration may be terminated by Centennial upon application to the Commission if the outstanding Shares are not listed on a national securities exchange and if there are fewer than 300 holders of record of Shares. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Centennial to its shareholders and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement in connection with shareholders' meetings pursuant to Section 14(a) and the related requirement of furnishing an annual report to shareholders, no longer applicable with respect to the Shares. Furthermore, the ability of "affiliates" of Centennial and persons holding "restricted securities" of Centennial to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for Nasdaq Stock Market reporting or for continued inclusion on the Federal Reserve Board's list of "margin securities." WE INTEND TO SEEK TO CAUSE CENTENNIAL TO APPLY FOR TERMINATION OF REGISTRATION OF THE SHARES AS SOON AS PRACTICABLE AFTER CONSUMMATION OF THE OFFER IF THE REQUIREMENTS FOR TERMINATION OF REGISTRATION ARE MET.

8.  CERTAIN INFORMATION CONCERNING CENTENNIAL

    Except as otherwise set forth herein, the information concerning Centennial has been taken from or based upon publicly available documents and records on file with the Commission and other public sources and is qualified in its entirety by reference thereto. Certain information set forth herein, including information about the background to the Merger, the Special Committee, the Special Committee's and the Board's consideration of the Offer and the Merger, and J.P. Morgan's analysis of the fairness of the Offer and the Merger was provided to the Purchaser by Centennial. Although Purchaser and Parent have no knowledge that would indicate that any statements contained herein are untrue, neither Purchaser nor Parent assumes any responsibility for the accuracy or completeness of the information contained herein about Centennial or any information provided to Purchaser by Centennial, or for any failure by Centennial to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser or Parent.

    Centennial, headquartered in Atlanta, Georgia, provides a broad range of long-term care services to meet the medical needs of elderly and post-acute patients. Centennial operates 100 owned, leased and managed skilled nursing facilities with approximately 10,800 licensed available beds in 21 states and the District of Columbia. In addition, through its subsidiaries, Centennial provides comprehensive rehabilitation services and home healthcare services. Centennial's principal executive offices are located at 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346 and its telephone is (770) 698-9040.

    Centennial completed its initial public offering of 4,000,000 shares of Common Stock on July 2, 1997. The price per share in the initial public offering was $16.00. The net proceeds to the Centennial from the offering were $59,520,000, after deducting underwriting discounts and commissions of $4,480,000.

    The name, citizenship, business address, principal occupation or employment, five-year employment history and information concerning beneficial ownership of the Shares for each of the directors and executive officers of Centennial and certain other information, as of March 16, 2000, are set forth in Schedule B hereto.

    SELECTED UNAUDITED FINANCIAL INFORMATION FOR 1999. Set forth below is certain unaudited consolidated financial information for Centennial's fiscal year ended December 31, 1999. At the time Parent, Purchaser and Centennial entered into the Merger Agreement, Centennial had not completed its internal review of its financial statements for the fiscal year ended December 31, 1999, including the evaluation of the adequacy of accrued liabilities and reserves on receivables and the related effect on Centennial's revenues and expenses. The unaudited financial information presented below differs from the preliminary financial information provided to Parent and Purchaser pursuant to the Merger Agreement in that the financial information that follows includes the results of Centennial's internal analysis. The preliminary financial information provided to Purchaser and Parent included significantly lower reserves and accrued liabilities, with higher revenues.

    The independent accountants of Centennial have neither examined nor compiled the financial information set forth below and, accordingly, do not express an opinion or any other form of assurance with respect thereto. The reports of such independent accountants incorporated by reference in this Offer to Purchase relate to the historical financial information of Centennial and do not extend to the following financial information and should not be read to do so.

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1999
                                                                 (UNAUDITED)
                                                              -----------------
STATEMENT OF OPERATIONS:
REVENUES:
  Net patient service revenues..............................    $362,498,485
  Management fees and other revenues........................       9,874,463
                                                                ------------
    Total revenues..........................................     372,372,948
                                                                ------------
OPERATING EXPENSES:
  Facility operating expense................................     316,686,546
  Lease expense.............................................      32,971,239
  Corporate administrative costs............................      26,017,179
  Depreciation and amortization.............................      12,834,237
  Terminated merger transaction costs.......................      (2,400,000)
  Provision for asset revaluation...........................      14,530,164
                                                                ------------
    Total operating expenses................................     400,639,365
                                                                ------------
OTHER INCOME (EXPENSE):
  Interest income...........................................       1,478,946
  Interest expense..........................................     (11,595,351)
                                                                ------------
    Total other expense.....................................     (10,116,405)
                                                                ------------
                                                                 (38,382,822)
Income tax benefit(1).......................................     (13,154,000)
                                                                ------------
Loss before minority interest and cummulative effect of
  change
  in accounting method......................................     (25,228,822)
Minority interest in net income of subsidiary, net of income
  taxes.....................................................        (229,010)
                                                                ------------
Net loss before cumulative effect of change in accounting
  method....................................................     (25,457,832)
Cumulative effect of change in accounting method............        (433,914)
    Net Loss................................................    $(25,891,746)
                                                                ============

------------------------------

(1) The provision for income taxes is estimated using an effective tax rate of 34%. The tax expense and related deferred tax accounts could materially change following a review of the deductibility for both state and federal taxes of certain reserves and asset revaluations during 1999.

                                                                    AS OF
                                                              DECEMBER 31, 1999
                                                                 (UNAUDITED)
                                                              -----------------
BALANCE SHEET DATA:
  Working capital...........................................    $ 21,233,441
  Total Assets..............................................     257,820,700
  Long-term debt and subordinated debt, less current
    maturities..............................................     104,000,154
  Shareholder's equity......................................      87,791,738

    SELECTED PUBLICLY AVAILABLE FINANCIAL INFORMATION. Set forth below is certain summary consolidated financial information for Centennial's fiscal years ended December 31, 1998 and 1997 which are its last two fiscal years contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 1998, and for the nine months ended September 30, 1999 (unaudited), as contained in Centennial's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999. More comprehensive financial information is included in such reports (including management's discussion and analysis of financial condition and results of operation) and other documents filed by Centennial with the Commission which reports are incorporated by reference in this Offer to Purchase), and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the Commission in the manner set forth below.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND SELECTED OPERATING DATA)

                                                      FOR THE YEAR ENDED     NINE MONTHS ENDED
                                                         DECEMBER 31,          SEPTEMBER 30,
                                                      -------------------   -------------------
                                                        1998       1997       1999       1998
                                                      --------   --------   --------   --------
                                                                          (UNAUDITED)
REVENUES:
  Net patient service revenues......................  $342,203   $296,321   $290,241   $253,159
  Management fees and other revenues................    15,442      7,952      7,439     11,398
                                                      --------   --------   --------   --------
      Total revenues................................   357,645    304,273    297,680    264,557
                                                      --------   --------   --------   --------
EXPENSES:
  Facility operating expenses.......................   275,489    234,259    232,300    201,253
  Lease expense.....................................    22,946     21,740     24,501     16,911
  Corporate administrative costs....................    21,515     16,055     18,341     16,027
  Depreciation and amortization.....................     9,292      6,760      9,187      6,574
  Loss on closure of nursing facility...............     4,010         --         --      4,010
  Terminated merger transaction costs...............     3,619         --        600         --
  Provision for asset revaluation...................    12,152         --     14,530     12,152
                                                      --------   --------   --------   --------
      Total operating expenses......................   349,023    278,814    299,459    256,927
                                                      --------   --------   --------   --------
                                                         8,622     25,459     (1,779)     7,630
                                                      --------   --------   --------   --------
OTHER INCOME (EXPENSE):
  Interest income...................................     2,011        636      1,224      1,461
  Interest expense..................................    (9,165)    (8,658)    (8,495)    (6,728)
                                                      --------   --------   --------   --------
      Total other expense...........................    (7,154)    (8,022)    (7,271)    (5,267)
                                                      --------   --------   --------   --------
                                                         1,468     17,437     (9,050)     2,363
Provision for income taxes (income tax benefit).....     1,504      6,800     (3,263)     1,852
                                                      --------   --------   --------   --------
Income (loss) before minority interest..............       (36)    10,637     (5,787)       511
Minority interest in net income of subsidiary, net
  of income taxes...................................      (279)      (252)      (139)      (214)
                                                      --------   --------   --------   --------
Net income (loss) before extraordinary item.........      (315)    10,385     (5,926)       297
Extraordinary item--loss on extinguishment of debt,
  net of income taxes...............................        --       (537)        --         --
                                                      --------   --------   --------   --------
Net income (loss)(1)................................      (315)     9,848     (5,926)       297
                                                      ========   ========   ========   ========
Per common share information (diluted):
  Income (loss) before extraordinary item(1)........     (0.03)      0.54      (0.50)      0.02
Extraordinary item-loss on extinguishment of debt,
  net of income taxes...............................        --      (0.06)        --         --
                                                      --------   --------   --------   --------
Net income (loss)(1)................................     (0.03)      0.48      (0.50)      0.02
                                                      ========   ========   ========   ========
Weighted average number of common and common stock
  equivalents outstanding (diluted).................    12,078      8,462     11,924     12,123
                                                      ========   ========   ========   ========

                                                         AS OF DECEMBER 31,    AS OF SEPTEMBER 30,
                                                         -------------------   -------------------
                                                           1998       1997            1999
                                                         --------   --------   -------------------
BALANCE SHEET DATA:
  Working capital......................................  $ 56,575   $ 33,097         $ 52,229
  Total assets.........................................   288,372    243,649          286,473
  Long-term debt and subordinated debt, less current
    maturities.........................................   112,849     78,913          112,357
  Preferred stock......................................        --         --               --
  Net shareholders' equity.............................   113,683    113,104          107,757

------------------------------

(1) Net income per common share for the fiscal years ended December 31, 1997 excludes dividends and accretion on preferred stock of $5.9 million.

RATIO OF EARNINGS TO FIXED CHARGES:

                                                              12/31/97   12/31/98   9/30/99
                                                              --------   --------   --------
Ratio of earnings to fixed charges..........................    1.6        1.0        0.7

BOOK VALUE PER SHARE:

                                                                         12/31/98   9/30/99
                                                                         --------   --------
                                                                           9.53      $9.04

    AVAILABLE INFORMATION. Centennial is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning Centennial's directors and officers, their remuneration, stock options granted to them, the principal holders of Centennial's securities, any material interests of such persons in transactions with Centennial and other matters is required to be disclosed in proxy statements distributed to Centennial's shareholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference room at the Commission's office 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C., and also should be available for inspection and copying at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies may be obtained by mail, upon payment of the Commission's customary charges, by writing to its principal office at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549. Further information on the operation of the Commission's Public Reference Room in Washington, D.C. can be obtained by calling the Commission at 1-800-Commission-0330. The Commission also maintains an Internet worldwide web site that contains reports, proxy statements and other information about issuers, such as Centennial, who file electronically with the Commission. The address of that site is http://www.sec.gov.

9.  CENTENNIAL'S PROJECTIONS

    CERTAIN PROJECTIONS OF CENTENNIAL. In the course of discussions giving rise to the Merger Agreement, representatives of Centennial furnished our representatives with certain business and financial information that was not publicly available, including certain financial projections for fiscal years 2000, 2001, 2002 and 2003. The non-public information provided by Centennial included projections developed over a period of time by Centennial of the future operations performance of Centennial and were delivered in preliminary and final versions ("CENTENNIAL'S PROJECTIONS"). Centennial does not as a matter of course publicly disclose projections as to future revenues or earnings. Centennial's Projections were prepared by management solely for Centennial's internal purposes and were not prepared for publication or with a view to complying with the published guidelines of the Commission regarding projections or with the American Institute of

Certified Public Accountants guide for Prospective Financial Statements, and such information is being included in this Offer to Purchase solely because it was furnished to us in connection with the discussions giving rise to the Merger Agreement. The independent accountants of Centennial have neither examined nor compiled the financial information set forth below and, accordingly, do not express an opinion or any other form of assurance with respect thereto. The reports of such independent accountants incorporated by reference in this Offer to Purchase relate to the historical financial information of Centennial and do not extend to the following financial information and should not be read to do so.

    CENTENNIAL'S PROJECTIONS SET FORTH BELOW NECESSARILY REFLECT NUMEROUS ASSUMPTIONS WITH RESPECT TO GENERAL BUSINESS AND ECONOMIC CONDITIONS AND OTHER MATTERS, MANY OF WHICH ARE INHERENTLY UNCERTAIN OR BEYOND CENTENNIAL'S OR OUR CONTROL, MAY NOT BE APPARENT ON THE FACE OF THE ASSUMPTIONS AND DO NOT TAKE INTO ACCOUNT ANY CHANGES IN CENTENNIAL'S OPERATIONS OR CAPITAL STRUCTURE WHICH MAY RESULT FROM THE OFFER AND THE MERGER. IN ADDITION, FACTORS SUCH AS INDUSTRY PERFORMANCE AND REGULATORY AND FINANCIAL CONDITIONS, WHICH ARE DIFFICULT TO PROJECT, MAY CAUSE CENTENNIAL'S PROJECTIONS OR THE UNDERLYING ASSUMPTIONS TO BE INACCURATE. IT IS NOT POSSIBLE TO PREDICT WHETHER THE ASSUMPTIONS MADE IN PREPARING THE PROJECTED FINANCIAL INFORMATION WILL BE VALID. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT CENTENNIAL'S PROJECTIONS WILL BE REALIZED, AND ACTUAL RESULTS MAY PROVE TO BE MATERIALLY HIGHER OR LOWER THAN THOSE CONTAINED IN THE PROJECTIONS. THE INCLUSION OF THIS INFORMATION SHOULD NOT BE REGARDED AS AN INDICATION THAT WE, CENTENNIAL OR ANYONE ELSE WHO RECEIVED THIS INFORMATION CONSIDERED IT A RELIABLE PREDICTOR OF FUTURE EVENTS, AND THIS INFORMATION SHOULD NOT BE RELIED ON AS SUCH. NONE OF US, CENTENNIAL OR ANY OF OUR RESPECTIVE REPRESENTATIVES ASSUMES ANY RESPONSIBILITY FOR THE VALIDITY, REASONABLENESS, OR COMPLETENESS OF THE PROJECTED FINANCIAL INFORMATION, AND CENTENNIAL HAS MADE NO REPRESENTATION TO US REGARDING SUCH INFORMATION.

    The preliminary projections were prepared in November 1999 and were based upon estimates of year ending December 31, 1999 revenues and expenses. The final projections were revised for actual unaudited year ended December 31, 1999 revenues and expenses, reductions in revenues and expenses resulting from Centennial selling three facilities and terminating its lease of a fourth facility in the fourth quarter of 1999 and discontinuing selected non-essential lines of business, actual cost cuts relating to the implementation of PPS, revised projections of anticipated Medicare rate increases resulting from the recent legislation adding back a portion of the Medicare spending reductions through the implementation of PPS, revised growth rate assumptions for both revenues and expenses and revised interest rate assumptions.

    The major assumptions made by Centennial with respect to the preliminary Centennial's Projections were as follows: revenues increased by 5.3% to 5.6% per year beginning in 2000; operating expenses were estimated at approximately 77% of revenue; corporate overhead was estimated at approximately 6% of revenue; the interest rate on current debt was estimated at 8.8%; and an effective tax rate of 36% to 37% was utilized.

                                                                             PRELIMINARY
                                                              -----------------------------------------
                                                                2000       2001       2002       2003
                                                              --------   --------   --------   --------
                                                                            (IN MILLIONS)
Revenues....................................................   $400.5     $421.8     $445.5     $470.2
Earnings Before Interest, Taxes, Depreciation Amortization
  and Rent..................................................     70.0       73.5       77.4       81.6
Income Before Income Taxes..................................     16.3       20.1       24.3       30.2
Net Income..................................................      9.9       12.3       15.0       18.7

    In preparing the final Centennial's Projections that were completed in February 2000, Centennial made the following changes to the preliminary Company
Projections: adjustments were made to reflect the sale of three facilities owned by Centennial and the termination of the lease of one facility leased by Centennial in late 1999; revenue increased by approximately 4% per year beginning in 2000; facility operating expenses were estimated at approximately 76% of revenues; corporate overhead was estimated at approximately 6.4% of revenues; the average interest rate on current debt was increased to 9.7%; and the effective tax rate was increased to approximately 41%.

                                                                             FINAL
                                                           ------------------------------------------
                                                             2000       2001        2002       2003
                                                           --------   ---------   --------   --------
                                                                         (IN MILLIONS)
Revenues.................................................   $385.1     $400.1      $416.3     $433.1
Earnings Before Interest, Taxes, Depreciation
  Amortization and Rent..................................     67.0       71.9        74.6       77.3
Income Before Income Taxes...............................      8.5       14.5        18.0       23.3
Net Income...............................................      5.0        8.6        10.7       13.8

10. CERTAIN INFORMATION CONCERNING PURCHASER AND PARENT

    Purchaser is a Georgia corporation and, to date, has engaged in no activities other than those incident to its formation and the Offer and the Merger. Purchaser is currently a wholly owned subsidiary of Parent. The principal executive offices of Purchaser are located at c/o E.M. Warburg, Pincus & Co., LLC, 466 Lexington Avenue, New York, New York 10017 and Purchaser's telephone number is 212-878-0600.

    Parent is a Delaware holding corporation and, to date, has engaged in no activities other than those incident to its formation and the Offer and the Merger. Parent is wholly owned by WPEP. The principal executive offices of Parent are located at c/o E.M. Warburg, Pincus & Co., LLC, 466 Lexington Avenue, New York, New York 10017 and Parent's telephone number is 212-878-0600.

    WPEP, a limited partnership organized under the laws of Delaware, owns 100% of the outstanding voting equity securities of Parent. Parent's equity securities will be owned after the Merger by the WP Funds, the South Atlantic Investors and the Contributing Shareholders who have agreed, prior to the Merger, to contribute their Shares to Parent or purchase shares of Parent. The principal executive offices of WPEP are located at 466 Lexington Avenue, New York, New York 10017 and WPEP's telephone number is 212-878-0600.

    Except for 5,505,623 Shares which may be deemed to be beneficially owned by WPEP by virtue of the Voting Agreement, none of Parent or Purchaser nor, to the best of Parent's and Purchaser's knowledge, WPEP or the persons listed in Schedule A hereto (except as indicated in such Schedule) or any associate or majority-owned subsidiary of Parent or Purchaser, beneficially owns or has a right to acquire any securities of Centennial or has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Centennial, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of Centennial, joint venture, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, or has affected any transaction in the securities of Centennial during the past 60 days.

    Except as set forth in this Offer to Purchase, since March 17, 1998, neither Parent or Purchaser nor, to the best of Parent's and Purchaser's knowledge, WPEP or the persons listed on Schedule A hereto, has had any business transactions with Centennial or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, since March 17, 1998, there have been no material contacts, negotiations or transactions between Parent, Purchaser or any of their affiliates or, to the best of Parent's and Purchaser's knowledge, WPEP or the persons listed in Schedule A to this Offer to Purchase, on the one hand, and Centennial or its affiliates, on the other hand, concerning a merger, consolidation or acquisition; a tender offer for or other acquisition of securities of any class of Centennial's securities; an election of directors of Centennial; or a sale or other transfer of a material amount of assets of Centennial.

11. THE SUBSCRIPTION AGREEMENT; THE VOTING AGREEMENT; THE MERGER AGREEMENT; THE EXECUTIVE EMPLOYMENT AGREEMENTS

    THE SUBSCRIPTION AGREEMENT. On February 24, 2000, Parent entered into the Subscription Agreement with the WP Funds, the South Atlantic Investors and the Contributing Shareholders. The following summary of the Subscription Agreement is qualified in its entirety by reference to the Subscription Agreement, a copy of which is incorporated herein by reference and copies or forms of which have been filed with the Commission as exhibits to the Tender Offer Statement on Schedule TO to which this Offer to Purchase is an exhibit (the "SCHEDULE TO"). The Subscription Agreement may be examined and copies may be obtained in the manner set forth in Section 8.

    Pursuant to the Subscription Agreement, the WP Funds have agreed to purchase an aggregate of 9,031,548 shares of Parent Series A Preferred Stock for a purchase price of $5.50 per share in cash, or an aggregate purchase price of $49,718,614, and the South Atlantic Investors have agreed to purchase an aggregate of 909,091 shares of Parent Series B Preferred Stock for a purchase price of $5.50 per share in cash, or an aggregate purchase price of $5,000,000, in each case on terms set forth in the Subscription Agreement. The shares of Parent Series A Preferred Stock will be convertible into Parent Voting Common Stock and the shares of Parent Series B Preferred Stock will be convertible into Parent Non-Voting Common Stock. The shares of Parent Non-Voting Common Stock will be convertible, at the option of the holder, into shares of Parent Voting Common Stock (i) upon a sale or transfer of such Non-Voting Common Stock to any person or entity other than WCAS VI, South Atlantic or any of their affiliates or (ii) if, after giving effect to such conversion, such holder would not own shares of Parent Voting Common Stock (including any shares issuable upon conversion) representing 10% or more of the Parent Voting Common Stock and Parent Series A Preferred Stock then outstanding.

    Also pursuant to the Subscription Agreement, the Contributing Shareholders have agreed to contribute the Contribution Shares to Parent for an aggregate of 4,710,252 shares of Parent Series A Preferred Stock or Parent Series B Preferred Stock, on the terms set forth in the Subscription Agreement. The Subscription Agreement valued the Contribution Shares at $5.50 per Share. Based on the 11,923,618 shares of Common Stock outstanding, the Contribution Shares represent 39.5% of the outstanding Common Stock. As a result of the Subscription Agreement, the WP Funds may be deemed to be the beneficial owners of the Contribution Shares.

    The purchases and contributions of shares contemplated under the Subscription Agreement will occur one business day after the date on which Parent shall have accepted for payment the Shares tendered in the Offer, and has deposited with the depositary funds sufficient to purchase such Shares. Concurrently with the closing of those purchases and contributions, Parent, the Contributing Shareholders, the WP Funds and the South Atlantic Investors will enter into a stockholders agreement and a registration rights agreement. The stockholders agreement will contain various rights and restrictions, including tag-along and drag-along rights, rights of first refusal and other restrictions on transfer, in connection with such parties' ownership of equity securities of Parent following the Merger. In addition, the stockholders agreement will contain provisions regarding the constitution of the Parent Board of Directors, including provisions permitting Warburg Pincus to designate a specified number of directors, which varies according to its ownership percentage of Parent Common Stock.

    Under the registration rights agreement, Parent will grant the Contributing Shareholders, the WP Funds and the South Atlantic Investors certain rights to register their shares of Parent Common Stock under the Securities Act.

    THE VOTING AGREEMENT. In connection with the Merger Agreement, the Contributing Shareholders and WCAS CP II entered into the Voting Agreement with Purchaser and Parent on February 25, 2000. The following summary of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, a copy of which is incorporated herein by reference and copies or forms of which have been filed with the Commission as exhibits to the Schedule TO. The Voting Agreement may be examined and copies may be obtained in the manner set forth in
Section 8.

    Pursuant to the Voting Agreement, among other things, the Contributing Shareholders and WCAS CP II agreed (i) to vote all shares beneficially owned by them (the "SUBJECT SHARES") in favor of the Merger Agreement and the Merger and against any Takeover Proposal (as defined below) and any other proposal for action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Centennial under the Merger Agreement, (ii) to waive any dissenters' rights such holders may have in connection with the Merger, (iii) not to solicit or initiate, or encourage, directly or indirectly, any inquiries regarding the submission of any Takeover Proposal, (iv) not to participate in any discussions or negotiations regarding, or furnish to any person any information or data with respect to, or take any other action to knowingly facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal,
(v) not to enter into any agreement with respect to any Takeover Proposal or approve or resolve to approve any Takeover Proposal, (vi) not to transfer the shares of Common Stock owned by them, (vii) to constitute and appoint Parent and Purchaser as their true and lawful proxies in connection with the Merger and the Merger Agreement and (viii) not to tender any shares owned by them pursuant to the Offer. Based on 11,923,618 shares of Common Stock outstanding on February 25, 2000, the Subject Shares in the aggregate represent approximately 46.5% of the total outstanding Common Stock. As a result of the Voting Agreement, the WP Funds may be deemed to be the beneficial owners of the Subject Shares.

    THE MERGER AGREEMENT. The following is a summary of the material provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement which is incorporated herein by reference and copies or forms of which have been filed with the Commission as exhibits to the Schedule TO. The Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 8. Defined terms used herein and not defined herein have the meanings assigned to those terms in the Merger Agreement.

        THE OFFER. The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions set forth in the Offer as described in Section 13 (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer and not withdrawn on or prior to the Expiration Date.

        DIRECTORS. Pursuant to the Merger Agreement, after Purchaser has purchased any Shares pursuant to the Offer, and from time to time thereafter, as Shares are acquired by Purchaser, Parent has the right to designate such number of directors, rounded up to the next whole number, on the Board as will give Parent, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to at least that number of directors which equals the product of the total number of directors on the Board (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of Centennial) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or any affiliate of Parent (including for purposes hereof such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by Centennial or any of its Subsidiaries) bears to the number of Shares outstanding. At each such time, Centennial will also cause (i) each committee of the Board, (ii) if requested by Parent, the board of directors of each of the Subsidiaries and (iii) if requested by Parent, each committee of such board, to include persons designated by Parent constituting the same percentage of each such committee or board as Parent's designees constitute on the Board. Centennial has agreed, upon request by Parent, to promptly increase the size of the Board or exercise its best efforts to secure the resignations of such number of directors as is necessary to enable Parent's designees to be elected to the Board in accordance with the above terms and to cause Parent's designees to be so elected; PROVIDED, HOWEVER, that if at any time or from time to time there are fewer than two independent directors, the other

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    directors will elect to the Board such number of persons so that the total of such persons and remaining Independent Directors serving on the Board is at least two.

        THE MERGER. The Merger Agreement provides that, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Centennial and Centennial will be the Surviving Corporation. On the Effective Date of the Merger, each outstanding Share (other than Shares owned by Parent, Purchaser or any subsidiary or affiliate of Parent, Purchaser or Centennial, or held in the treasury of Centennial, or held by shareholders who properly exercise dissenters' rights under the GBCC, if any) will, by virtue of the Merger and without action by the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the Per Share Amount.

        Centennial has approved and consented to the Offer and the Board, at a meeting duly called and held on February 25, 2000, at which all of the directors were present, and acting on the unanimous recommendation of the Special Committee, duly and unanimously: (i) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; (ii) recommended that you accept the Offer, tender your Shares pursuant to the Offer and, if you do not tender your Shares in the Offer, that you approve the Merger Agreement and the transactions contemplated thereby, including the Merger; (iii) determined that the Merger Agreement and the transactions thereby, including the Offer and the Merger, are fair to and in your best interests; and (iv) took all action necessary to render the limitations on business combinations contained in Part 2 of Article 11 of the GBCC inapplicable to the Merger Agreement and the transactions contemplated thereby.

        The Merger Agreement further provides that, notwithstanding the foregoing, if Purchaser or any other direct or indirect subsidiary of Parent holds at least 90% of the outstanding shares of each class of capital stock of Centennial, they will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the consummation of the Offer without a meeting of the shareholders of Centennial, in accordance with Section 14-2-1103 of the GBCC.

        CHARTER, BYLAWS, DIRECTORS AND OFFICERS. The Certificate of Incorporation and By-Laws of Purchaser in effect immediately prior to the Effective Time will be the Certificate of Incorporation and By-Laws of the Surviving Corporation until amended, subject to the provisions of the Merger Agreement which provide that all rights to indemnification now existing in favor of directors and officers of Centennial and its subsidiaries, as provided in their respective charters or by-laws, will survive the Merger and continue in full force and effect for a period of not less than the statute of limitations applicable to such matters.

        The directors of Purchaser, immediately prior to the Effective Time, will be the initial directors of the Surviving Corporation, and the officers of Centennial, immediately prior to the Effective Time, will be the initial officers of the Surviving Corporation.

        CONVERSION OF SHARES. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, Centennial or the holder of any of the following securities:

           (a) Each share of Common Stock issued and outstanding immediately before the Effective Time (other than any Shares to be canceled pursuant to Section 2.6(b) of the Merger Agreement and any Dissenting Shares) will be canceled and extinguished and be converted into the right to receive the Per Share Amount in cash payable to the holder thereof, without interest, upon surrender of the certificate representing such Share. Each holder of a certificate representing any such Shares will cease to have any rights with respect thereto, except the right to receive the Per Share Amount, without interest, upon the surrender of such certificate in accordance with the terms of this Offer to Purchase.

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
           (b) Each share of Common Stock held in the treasury of Centennial and each Share owned by Parent or any direct or indirect wholly owned subsidiary of Parent or of Centennial immediately before the Effective Time, will be canceled and extinguished and no payment or other consideration will be made with respect thereto.

           (c) Each share of Common Stock, $.01 par value, of Purchaser issued and outstanding immediately before the Effective Time will thereafter represent one validly issued, fully paid and nonassessable share of Common Stock, $.01 par value, of the Surviving Corporation.

        Centennial has agreed to take all actions necessary to provide that, prior to or upon consummation of the Merger, each then outstanding option to purchase Common Stock (the "OPTIONS") granted under any of Centennial's stock option plans (collectively, the "OPTION PLANS"), and any and all other outstanding options, stock warrants and stock rights will be canceled and will be of no further force or effect. However, with respect to any Options as to which the Per Share Amount exceeds the applicable per share exercise price, Parent will, promptly following the Effective Time, pay (or cause to be paid) to the holders of such Options an amount in cash equal to, with respect to each such Option, the product of (1) the amount by which (x) the Per Share Amount exceeds (y) the applicable per share exercise price and
    (2) the number of shares subject to such Option at the time of such cancellation. Such amount will be subject to reduction by applicable tax withholding.

        Except as provided herein or as otherwise agreed to by the parties, Centennial will cause the Option Plans to terminate as of the Effective Time and the provisions in any other plan, program or arrangement, providing for the issuance or grant by Centennial or any of its subsidiaries of any interest in respect of the capital stock of Centennial or any of its subsidiaries will be deleted as of the Effective Time.

        Centennial has indicated that all the Option Plans provide that either
    (i) Centennial can take the actions described above without obtaining the consent of any holders of Options or (ii) if such consent is required, Centennial has agreed to obtain such consents and provide evidence thereof to Parent at least 10 days prior to the initial expiration of the Offer.

        REPRESENTATIONS AND WARRANTIES. In the Merger Agreement, Centennial has made customary representations and warranties to Parent and Purchaser with respect to, among other matters, its organization and qualification, capitalization, authority, consents and approvals, public filings, financial statements, absence of any material adverse effect on Centennial, information to be included in the Offer Documents, brokers, employee benefit matters, litigation, tax matters, compliance with law, environmental matters, intellectual property, real property, Y2K, material contracts, related party transactions, inapplicability of state takeover statutes and the vote required, if any, by Centennial shareholders to approve the Merger. Each of Parent and Purchaser has made customary representations and warranties to Centennial with respect to, among other matters, its organization, qualifications, authority, information to be included in the Offer Documents, consents and approvals, operations of Purchaser, brokers, financial wherewithal and ownership of Shares.

        CONDUCT OF BUSINESS PENDING THE MERGER. The Merger Agreement obligates Centennial and its Subsidiaries, from the date of the Merger Agreement until the earlier of the Effective Time and the date on which the majority of Centennial's directors are designees of Parent or Purchaser or until the earlier termination of the Merger Agreement, to conduct their operations only in the ordinary and usual course of business and consistent with past practice and obligates Centennial and its Subsidiaries to use all reasonable efforts to preserve substantially intact their business organizations, to keep available the services of their present officers and employees and to preserve the present relationships with those persons and entities having significant business relationships with Centennial and its Subsidiaries, except such as would not have any change in or effect on the business of Centennial that is or would be reasonably expected to be materially adverse to any of the condition (financial or otherwise), business, properties, assets, liabilities or results of operations of Centennial and its

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
    Subsidiaries taken as a whole, except as disclosed to Parent and Purchaser in the disclosure letter to the Merger Agreement (a "MATERIAL ADVERSE EFFECT"). Centennial is obligated to promptly advise Parent and Purchaser in writing of any material change in its or any of its Subsidiaries' condition (financial or otherwise), properties, customer or supplier relationships, assets, liabilities or results of operations. The Merger Agreement also contains specific restrictive covenants as to certain activities of Centennial prior to the date on which the majority of Centennial's directors are designees of Parent or Purchaser, which provide that Centennial will not (and will not permit any of its Subsidiaries to) take certain actions without the prior written consent of Parent, including, among other things and subject to certain exceptions, issuing or selling its securities, redeeming or repurchasing securities, changing its capital structure, making material acquisitions or dispositions, entering into or amending material contracts, incurring indebtedness, settling litigation or claims, increasing compensation or adopting new benefit plans, taking any action that may result in the Offer conditions not being satisfied and permitting certain other material events or transactions.

        NO SOLICITATION. In the Merger Agreement, Centennial has agreed not to, and to cause its Subsidiaries and the officers, directors, employees, agents and representatives of Centennial or any of its Subsidiaries (collectively, the "CENTENNIAL REPRESENTATIVES") not to (i) solicit or initiate, or encourage, directly or indirectly, any inquiries regarding or the submission of, any Takeover Proposal (as defined below), (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to, or take any other action to knowingly facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (iii) enter into any agreement with respect to any Takeover Proposal or approve or resolve to approve any Takeover Proposal; PROVIDED, HOWEVER, that nothing contained in the Merger Agreement will prohibit Centennial or the Board from (A) taking and disclosing to you a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act or (B) making such disclosure to you as, in the good faith judgment of the Board, after receiving advice from outside counsel, is required under applicable law, provided that Centennial can not, except as permitted by
    Section 5.2(b) of the Merger Agreement, withdraw or modify, or propose to withdraw or modify, its approval or recommendation of the Merger Agreement or the transactions contemplated thereby, including the Offer or the Merger, or approve or recommend, or propose to approve or recommend any Takeover Proposal, or enter into any agreement with respect to any Takeover Proposal. Centennial has agreed that it will, and will cause the Centennial Representatives to, immediately cease any existing activities, discussions or negotiations with any parties conducted previously with respect to any of the foregoing, and it will promptly request that each Person who has previously executed a confidentiality agreement in connection with such Person's consideration of a Takeover Proposal return all confidential information previously furnished to such Person by or on behalf of Centennial. Notwithstanding the foregoing, prior to the time of acceptance of Shares for payment pursuant to the Offer, Centennial may furnish information concerning its business, properties or assets to any Person or group pursuant to confidentiality agreements with terms and conditions similar to the Confidentiality Agreement, dated April 27, 1999 (the "CONFIDENTIALITY AGREEMENT"), between Centennial and Warburg Pincus (provided that such confidentiality agreements may not include any provision granting any such Person or group an exclusive right to negotiate with Centennial), and may negotiate and participate in discussions and negotiations with such Person or group concerning a Takeover Proposal if:
    (x) such Person or group has submitted an unsolicited bona fide written proposal which is, or is reasonably likely to result in, a Superior Proposal; and (y) the Board determines in good faith, based upon advice of outside counsel, that such action is required to discharge its fiduciary duties to you under the GBCC. Centennial will not release any third party from, or waive any provision of, any such confidentiality agreement or any other confidentiality or standstill agreement to which Centennial is a party.

        Centennial will promptly notify Parent of the existence of any proposal, discussion, negotiation or inquiry received by Centennial, and Centennial will immediately communicate to Parent the terms of

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
    any proposal, discussion, negotiation or inquiry which it may receive (and will promptly provide to Parent copies of any written materials received by Centennial in connection with such proposal, discussion, negotiation or inquiry) and the identity of the Person making such proposal or inquiry or engaging in such discussion or negotiation. Centennial will promptly provide to Parent any non-public information concerning Centennial provided to any other Person which was not previously provided to Parent. Centennial will keep Parent fully informed of the status and details (including amendments or proposed amendments) to any such Takeover Proposal.

    As used herein and in the Merger Agreement, the following terms have the meanings set forth below:

        "SUPERIOR PROPOSAL" means an unsolicited bona fide written proposal by a Third Party to acquire, directly or indirectly, for consideration consisting solely of cash and/or marketable securities, all the Shares then outstanding or all or substantially all of the assets of Centennial, and (i) otherwise on terms which the Board determines in good faith to be more favorable to you than the Offer and the Merger (based on a written opinion of Centennial's independent financial advisor that the value of the consideration provided for in such proposal exceeds the value of the consideration provided for in the Offer and the Merger), (ii) for which financing, to the extent required, is then committed, (iii) which, in the good faith reasonable judgment of the Board is reasonably likely to be consummated without undue delay and (iv) which is subject to no more conditions than those set forth in Annex I to the Merger Agreement.

        "TAKEOVER PROPOSAL" means any inquiry, proposal or offer, whether in writing or otherwise, from a Third Party to acquire beneficial ownership (as determined under Rule 13d-3 of the Exchange Act) of all or a material portion of the assets of Centennial or any of its Subsidiaries or 15% or more of any class of equity securities of Centennial or any of the Subsidiaries pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer or similar transaction with respect to either Centennial or any of the Subsidiaries, including any single or multi-step transaction or series of related transactions, which is structured to permit such Third Party to acquire beneficial ownership of any material portion of the assets of, or 15% or more of the equity interest in either Centennial or any of the Subsidiaries.

        "THIRD PARTY" means any Person or group other than Parent, Purchaser or any affiliate thereof.

        INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. In the Merger Agreement, Parent and Purchaser have agreed that all rights to indemnification existing in favor of the present or former directors, officers and employees of Centennial or any of its Subsidiaries as provided in Centennial's Amended and Restated Articles or Bylaws, or the articles of organization, bylaws or similar documents of any of Centennial's subsidiaries as in effect at the date of the Merger Agreement with respect to matters occurring prior to the Effective Time will survive the Merger and continue in full force and effect for a period of not less than the statutes of limitations applicable to such matters. Parent has agreed to cause the Surviving Corporation to comply fully with these obligations and may not amend, repeal or otherwise modify the Certificate of Incorporation and By-Laws of the Surviving Corporation for six years after the Effective Time in any manner that would adversely affect the rights of individuals who as of the date of the Merger Agreement were directors, officers, employees, fiduciaries, agents of Centennial or otherwise entitled to indemnification under the Centennial's Amended and Restated Articles, By-Laws or indemnification agreements. In addition, the Certificate of Incorporation of the surviving corporation will include provisions providing for advancement of expenses to such Indemnified Parties in accordance with Centennial's Amended and Restated Articles and in accordance with the GBCC.

        Subject to the limitations on indemnification contained in the GBCC, Centennial has agreed, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, to indemnify and hold harmless, and after the Effective Time, the Surviving Corporation will for a period of six years following the Effective Time, to the fullest extent permitted under applicable

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
    law, indemnify and hold harmless, each director, officer, employee, fiduciary and agent of Centennial or any Subsidiary and their respective subsidiaries and affiliates including, without limitation, officers and directors serving as such on the date hereof (collectively, the "INDEMNIFIED PARTIES") against any costs or expenses (including reasonable attorneys'
    fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to any of the transactions contemplated hereby, including without limitation liabilities arising under the Securities Act of 1933, as amended, or the Exchange Act in connection with the Offer or the Merger, and in the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Centennial or the Surviving Corporation will pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel will be reasonably satisfactory to Centennial or the Surviving Corporation, promptly as statements therefor are received, and
    (ii) Centennial and the Surviving Corporation will cooperate in the defense of any such matter. For two years after the Effective Time, the Surviving Corporation is required to maintain or obtain officers' and directors' liability insurance covering the Indemnified Parties who are currently covered by Centennial's officers and directors liability insurance policy on terms not less favorable than those in effect on the date hereof in terms of coverage and amounts; PROVIDED, HOWEVER, that if the aggregate annual premiums for such insurance at any time during such period exceed the per annum rate of premium paid by Centennial for such insurance as of the date of the Merger Agreement, then the Surviving Corporation will provide the maximum coverage that will then be available at an annual premium equal to 150% of such per annum rate as of the date of the Merger Agreement. The Surviving Corporation will continue in effect the indemnification provisions currently provided by the Amended and Restated Articles and By-Laws of Centennial for a period of not less than six years following the Effective Time. Neither Centennial nor the Surviving Corporation will have any obligation to indemnify any Indemnified Party against any cost, expense, judgment, fine, loss, claim, damage, liability or settlement amount found to have resulted solely from such Indemnified Person's own gross negligence or willful misconduct.

        CONDITIONS TO THE CONSUMMATION OF THE MERGER. The respective obligations of each party to effect the Merger are subject to the satisfaction on or prior to the Effective Time of the following conditions: (i) Purchaser must make, or cause to be made, the Offer and must purchase, or cause to be purchased, the Shares pursuant to the Offer; (ii) the Merger and the Merger Agreement must be approved and adopted by the requisite vote of the shareholders of Centennial, if required by the GBCC or the Centennial's Amended and Restated Articles; (iii) no statute, rule, regulation, judgment, writ, decree, order or injunction has been promulgated, enacted, entered or enforced, and no other action has been taken, by any Governmental Entity that in any of the foregoing cases has the effect of making illegal or directly or indirectly restraining, prohibiting or restricting the consummation of the Merger; and (iv) any waiting period applicable to the Merger under the HSR Act has expired or have been terminated.

        The obligations of Parent and Purchaser to effect the Merger are further subject to the satisfaction on or prior to the Effective Time of the following additional conditions: (i) the representations and warranties of Centennial set forth in the Merger Agreement that are qualified by reference to materiality or a Material Adverse Effect are true and correct, and any such representations and warranties that are not so qualified are true and correct in all material respects, in each case as if such representations and warranties were made at the Effective Time; (ii) Centennial has performed in all material respects all obligations and complied in all material respects with all agreements and covenants of Centennial to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time; and (iii) all governmental consents, orders and approvals required for the consummation of the Merger (including, without limitation, all such consents, orders and approvals as are necessary to prevent any Authorization from being revoked, suspended or otherwise adversely affected, and to prevent any penalty from being imposed) have been obtained and are in effect.

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        The obligations of Centennial to effect the Merger are further subject to the satisfaction on or prior to the Effective Time of the following additional conditions: (i) The representations and warranties of Parent and Purchaser set forth in the Merger Agreement that are qualified by reference to materiality or a Material Adverse Effect are true and correct, and any such representations and warranties that are not so qualified are true and correct in all material respects, in each case as if such representations and warranties were made at the Effective Time; and (ii) Parent and Purchaser have performed in all material respects all obligations and complied in all material respects with all agreements and covenants of each of Parent and Purchaser to be performed or complied with by it under this Agreement at or prior to the Effective Time.

        TERMINATION. The Merger Agreement provides that it may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by you:

        (a) By the mutual written consent of Parent and Centennial; or

        (b) By either of Parent or Centennial if any Governmental Entity issues an order, decree or ruling or takes any other action (which order, decree or ruling or other action each party to the Merger Agreement will use its reasonable best efforts to have vacated or reversed), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action has become final and non-appealable.

        (c) By Centennial:

           (i) if Centennial approves a Superior Proposal in accordance with
       Section 5.2(b) of the Merger Agreement, provided Centennial complies with all provisions thereof, including the notice provisions therein, and that it makes simultaneous payment of the Expenses and the Termination Fee; or

           (ii) if Parent or Purchaser terminates the Offer or the Offer expires without Parent or Purchaser, as the case may be, purchasing any Shares pursuant thereto; provided that Centennial may not so terminate the Merger Agreement if Centennial is in material breach of the Merger Agreement; or

          (iii) if Parent, Purchaser or any of their affiliates fail to commence the Offer on or prior to 15 business days following the date of the initial public announcement of the Offer; provided that Centennial may not so terminate the Merger Agreement if Centennial is in material breach of the Merger Agreement; or

           (iv) if Parent or Purchaser breaches in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement which breach or failure to perform is incapable of being cured or has not been cured by the earlier of (x) ten business days following written notice thereof to Parent from Centennial and
       (y) the scheduled expiration of the Offer; or

           (v) if the Offer has not expired or been terminated on or before June 30, 2000; PROVIDED, HOWEVER, that if on such date any applicable waiting period under the HSR Act has not expired or been terminated, or any of the conditions described in clause (f), (g) or (h) under "CERTAIN CONDITIONS OF THE OFFER" exists, such date will be extended to July 30, 2000 (such date, as it may be extended the "TERMINATION DATE"); PROVIDED FURTHER, that Centennial may not so terminate the Merger Agreement if Centennial is in material breach of the Merger Agreement.

        (d) By Parent or Purchaser:

           (i) if prior to the purchase of the Shares pursuant to the Offer, the Board withdraws, or modifies or changes in a manner adverse to Parent or Purchaser its approval or recommendation

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       of the Offer, the Merger Agreement, the Merger, the Subscription
       Agreement or the Voting Agreement or approves a Takeover Proposal; or

           (ii) if Parent or Purchaser terminates the Offer without Parent or Purchaser purchasing any Shares thereunder, provided that Parent or Purchaser may not so terminate the Merger Agreement if Parent or Purchaser is in material breach of the Merger Agreement; or

          (iii) if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions set forth in Annex I to the Merger Agreement, Parent, Purchaser, or any of their affiliates fails to commence the Offer on or prior to 15 business days following the date of the initial public announcement of the Offer; or

           (iv) any Person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Parent, Purchaser or their affiliates or any group of which any of them is a member acquires beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of 15 or more of the Shares; or

           (v) if Centennial receives a Takeover Proposal from any Person (other than Parent or Purchaser), and the Board takes a neutral position or makes no recommendation with respect to such Takeover Proposal after a reasonable amount of time (and in no event more than 30 days following such receipt) has elapsed for the Board to review and make a recommendation with respect to such Takeover Proposal; or

           (vi) if Centennial, or any of the Centennial Representatives, takes any of the actions described in clauses (i) or (ii) of Section 5.2(a) of the Merger Agreement (regarding soliciting Takeover Proposals and participating in discussions or furnishing information with respect to Takeover Proposals), and such action is not permitted by the Merger Agreement; or

          (vii) if Centennial breaches in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement (other than the covenants and agreements in clauses
       (i) and (ii) of Section 5.2(a) of the Merger Agreement) which breach or failure to perform is incapable of being cured or has not been cured by the earlier of (x) ten business days following written notice thereof to Centennial from Parent and (y) the scheduled expiration of the Offer; or

         (viii) if the Offer has not expired or been terminated on or before the Termination Date; provided that Parent or Purchaser may not so terminate the Merger Agreement if the Parent or Purchaser is in material breach of the Merger Agreement.

        EFFECT OF TERMINATION. (a) In the event that the Merger Agreement is terminated by either Centennial or Parent or Purchaser as provided above, the Merger Agreement will forthwith become void and have no effect, without any liability or obligation on the part of Parent, Purchaser or Centennial. However, the provisions of the Merger Agreement regarding termination and expenses will survive termination, and termination will not relieve any party from liability for breaches of its representations, warranties or covenants contained in the Merger Agreement.

        (b) If (x) Parent or Purchaser terminates the Merger Agreement pursuant to clause (d)(i), (d)(v) or (d)(vi) above or (y) Centennial terminates the Merger Agreement pursuant to clause (c)(i) above, then in each case, Centennial will pay, or cause to be paid to Parent, at the time of termination, an amount equal to $2 million (the "TERMINATION FEE") plus Expenses; provided that in no event will Centennial be obligated to pay more than $1 million in Expenses. In addition, if the Merger Agreement is terminated by Parent pursuant to clause (d)(ii) or (d)(viii) above or by Centennial pursuant to clause (c)(ii) or (c)(v) above and at the time of such termination, Parent is not in material breach of the Merger Agreement and the Minimum Condition has not been satisfied, then Centennial will pay to Parent, at the time of termination, the Expenses, and, if Centennial will thereafter, within 12 months after such termination, enter into an agreement with respect to a

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    Takeover Proposal, then Centennial will pay the Termination Fee concurrently with entering into any such agreement.

        AMENDMENT. To the extent permitted by applicable law, the Merger Agreement may be amended by action taken by or on behalf of the Board and the board of directors of Parent and Purchaser, subject in the case of Centennial to the approval of the Continuing Directors, at any time before or after adoption of the Merger Agreement by you but, after any such approval by you, no amendment may be made which decreases the Merger Consideration or which adversely affects your rights under the Merger Agreement without your approval. Any amendment to the Merger Agreement must be in writing.

        DISSENTERS' RIGHTS. No dissenters' rights are available in connection with the Offer; however, shareholders not tendering in the Offer will have dissenters' rights under the GBCC to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares in connection with the Merger.

    EXECUTIVE EMPLOYMENT AGREEMENTS. Concurrent with execution of the Merger Agreement, Messrs. Eaton, Dahl and Fosha entered into new employment agreements (the "NEW AGREEMENTS") with Centennial and Mr. Lepley entered into a New Agreement with Paragon which, as of the Effective Time, would supersede and replace in all respects the executives' current employment agreements. In the event the Merger Agreement is terminated, each of the New Agreements would be void and the executives' current employment agreements would remain in full force and effect.

    Mr. Eaton's New Agreement provides that, after the Effective Time, he would serve as President, Chief Executive Officer and Chairman of Centennial and Chairman of Parent. The New Agreement does not contain a fixed term of employment. Mr. Eaton would receive an annual base salary during the term of employment of $386,000, subject to adjustment upon annual review, and would have an annual target bonus of 25% of his base salary. Mr. Eaton's actual bonus would be determined in part by reference to Centennial's performance during the relevant period. Mr. Eaton would be entitled to participate in Centennial's pension, health and welfare plans and receive welfare benefits such as life insurance and long-term disability insurance. If Mr. Eaton's employment were to be terminated by Centennial for any reason other than for "Cause" (as defined in his New Agreement) or if Mr. Eaton were to resign for "Good Reason" within 24 months following a "Change in Control" (as those terms are defined in his New Agreement), (i) Centennial would continue to pay to Mr. Eaton his monthly salary for a period of 36 months following the date of termination; (ii) Mr. Eaton's options to purchase shares of Parent Common Stock would become 100% vested and immediately exercisable as of the date of termination; and (iii) Mr. Eaton could require Parent or its successor to purchase up to 50% of the shares of Parent stock (or the stock of any acquirer into which such Parent stock was converted) held by Mr. Eaton. Mr. Eaton would also have the option described in clause (iii) above in the event of a Change in Control or if no public market were to exist for Parent stock (or an acquirer's stock, if applicable) held by Mr. Eaton or the average daily trading volume for Parent stock (or an acquirer's stock, if applicable) was less than 100,000 shares. Further, Mr. Eaton could require Parent to purchase up to 50% of the shares of Parent stock held by him, at a price of $5.50 per share, if his employment were to be terminated by Centennial without Cause prior to a Change in Control and within 12 months of the date of his New Agreement. Mr. Eaton would also be entitled to a "Tax Reimbursement Payment" (as defined in his New Agreement) in the event any amount or benefit paid or distributed to Mr. Eaton pursuant to the New Agreement were or became subject to an Excise Tax (as defined in his New Agreement).

    Mr. Dahl's New Agreement contains substantially the same terms as those found in Mr. Eaton's New Agreement. Material differences in Mr. Dahl's New Agreement are as follows: (i) Mr. Dahl would serve as Executive Vice President and Chief Financial Officer of Centennial; (ii) Mr. Dahl would receive an annual base salary during the term of employment of $238,000; (iii) Centennial would continue to pay to Mr. Dahl his monthly salary for a period of 24 months following the date of termination in the event he was terminated without Cause or resigns for Good Reason within 12 months following a Change in Control (as

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those terms are defined in his New Agreement); (iv) Mr. Dahl would not have the right to require Parent (or any acquirer) to purchase any of the Parent stock held by him; and (v) Mr. Dahl would not be entitled to a Tax Reimbursement Payment.

    Mr. Fosha's New Agreement contains substantially the same terms as those found in Mr. Dahl's New Agreement, except that Mr. Fosha would serve as Executive Vice President of Operations of Centennial.

    Mr. Lepley's New Agreement contains substantially the same terms as those found in Mr. Dahl's New Agreement, except that (i) Mr. Lepley's New Agreement would be with Paragon; (ii) Mr. Lepley would serve as President and Chief Executive Officer of Paragon; and (iii) Mr. Lepley would receive an annual base salary during the term of employment of $225,000.

    Options. Following the Merger, Parent intends to grant to Messrs. Eaton, Dahl, Fosha and Lepley, and to other members of management and other key employees, options to purchase an aggregate of approximately 2.6 million shares of Parent Common Stock (the "New Options"). The shares issuable on exercise of the New Options will represent 15% of the shares of Parent Common Stock outstanding immediately after the Merger (assuming the conversion of all preferred stock into common stock). The exercise price of the New Options will be $5.50 per share.

    Mr. Eaton is expected to be granted New Options to purchase approximately
1.2 million shares of Parent Common Stock, of which approximately 420,000 will be immediately exercisable and the balance of which will invest in four annual equal installments on the anniversaries of the date of grant. Each of Messrs. Dahl, Fosha and Lepley will be granted options to purchase 160,000 shares of Parent Common Stock, of which 20% will be immediately exercisable, with the balance vesting in four annual equal installments on the anniversaries of the date of grant. For further discussion, see "THE SUBSCRIPTION AGREEMENT; THE VOTING AGREEMENT; THE MERGER AGREEMENT; THE EXECUTIVE EMPLOYMENT AGREEMENTS" above.

12. SOURCE AND AMOUNT OF FUNDS

    The Offer is not conditioned upon any financing arrangements. The amount of funds required to purchase shares in the Offer and the Merger and to pay related fees and expenses is expected to be approximately $55 million. Purchaser will obtain the funds by means of a capital contribution from Parent. The WP Funds and the South Atlantic Investors will provide the funds to Parent from their working capital.

13. CERTAIN CONDITIONS OF THE OFFER

    Notwithstanding any other provision of the Offer, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Parent's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and (subject to any such rules or regulations) may delay the acceptance for payment of any tendered Shares and (except as provided in the Merger Agreement) amend or terminate the Offer as to any Shares not then paid for if (i) there will not have been validly tendered and not withdrawn prior to the expiration of the Offer a number of shares of Common Stock which, when taken together with the Shares, if any, beneficially owned by Parent, represents more than 68.5% of the number of shares of Common Stock outstanding on a fully diluted basis, (ii) any applicable waiting period under the HSR Act will not have expired or been terminated prior to the expiration of the Offer or (iii) at any time after the date of the Merger Agreement and before the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following events will occur and be continuing or conditions exists:

        (a) there will be an injunction or other order, decree, judgment or ruling issued or threatened by a Governmental Entity of competent jurisdiction or a statute, rule, regulation, executive order or other action will have been enacted, promulgated, taken or threatened by a Governmental Entity of competent jurisdiction which in any such case (i) restrains or prohibits or seeks to restrain or prohibit

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
    the making or consummation of the Offer or the consummation of the Merger or the performance of the other transactions contemplated by the Merger Agreement, the Subscription Agreement or the Voting Agreement,
    (ii) prohibits or restricts or seeks to prohibit or restrict the ownership or operation by Parent (or any of its affiliates or subsidiaries) of any portion of its or Centennial's business or assets which is material to the business of all such entities taken as a whole, or compels Parent (or any of its affiliates or subsidiaries) to dispose of or hold separate any portion of its or Centennial's business or assets which is material to the business of all such entities taken as a whole, (iii) imposes or seeks to impose material limitations on the ability of Parent effectively to acquire or to hold or to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by Purchaser or acquired by Parent under the Subscription Agreement on all matters properly presented to you, (iv) imposes or seeks to impose any material limitations on the ability of Parent or any of their respective affiliates or subsidiaries effectively to control in any material respect the business and operations of Centennial and any of the Subsidiaries or (v) which otherwise is reasonably likely to have a Material Adverse Effect; or

        (b) the Merger Agreement will have been terminated by Centennial or Parent in accordance with its terms; or

        (c) there will have occurred or been discovered any event, change or development that, individually or when considered together with any other matter, has had or is reasonably likely to have a Material Adverse Effect; or

        (d) any of the representations and warranties of Centennial set forth in the Merger Agreement that are qualified by reference to materiality or Material Adverse Effect will not be true and correct, or any such representations and warranties that are not so qualified will not be true and correct in any material respects, in each case as if such representations and warranties were made at the time of such determination; or

        (e) Centennial will have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Centennial to be performed or complied with by it under the Merger Agreement; or

        (f) Centennial will have not obtained the consents of third parties listed in Schedule 4.4 to the Merger Agreement (the terms of which consents will be reasonably satisfactory to Parent) and delivered evidence of such consents to Parent; or

        (g) Centennial's credit agreement will have not been amended on terms reasonably satisfactory to Parent; or

        (h) all Approvals required to be furnished to or obtained from any governmental or regulatory authority or accreditation or certification agency, including any Approvals in respect of Authorizations, provider numbers, and program participation rights possessed by Centennial and the Subsidiaries, necessary in order for Centennial and the Subsidiaries to conduct their business following the consummation of the transactions contemplated by the Merger Agreement in the manner as such business is now and has previously been conducted will not have been obtained or furnished and any applicable waiting period or periods will not have expired (or, if there be no time limit for waiver or objection, a notice of no-objection or equivalent with respect thereto will not have been received by Centennial); or

        (i) any suit, action, claim, proceeding or investigation will have been commenced or be pending by or before any Governmental Entity or arbitrator, or will have been, to Centennial's knowledge, threatened by any Governmental Entity, or any QUI TAM action will have been filed or, to Centennial's knowledge, threatened, relating to any billing or claims made or submitted by Centennial or any Subsidiary of or to any Governmental Entity (including any federal or state healthcare or health benefit program) or any insurance carrier, health maintenance or other managed care organization, independent physician association or any other third party payor which, in the case of any of the

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
    foregoing taken separately or together, in the reasonable judgment of Parent either (i) materially adversely affects the value of the equity of Centennial to Parent or (ii) presents a risk reasonably unacceptable to Parent of subjecting Centennial or any Subsidiary to a material liability or a material amount of damages or, on a going-forward basis, imposing material limitations on the business of Centennial and the Subsidiaries and/or methods of operation (including any limitations on the ability of Centennial and the Subsidiaries to be reimbursed by any Governmental Entity, including any federal or state healthcare or health benefit program); or

        (j) there will have occurred (i) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange or the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation (whether or not mandatory) by a government or Governmental Entity, on the extension of credit by banks or other lending institutions, (iv) a commencement of a war or armed hostilities or other national calamity directly involving the United States or (v) in the case of any of the foregoing existing at the time of the execution of the Merger Agreement, a material acceleration or worsening thereof; or

        (k) the Board (i) will have withdrawn, or modified or changed in a manner adverse to Parent or Purchaser (including by amendment of the Schedule 14D-9) its approval or recommendation of the Merger Agreement, the Subscription Agreement or the Voting Agreement or the transactions contemplated thereby, including the Offer or the Merger, (ii) recommended a Takeover Proposal, (iii) will have adopted any resolution to effect any of the foregoing or (iv) upon request of Purchaser, will fail to reaffirm its approval or recommendation of the Offer, the Merger Agreement or the Merger; or

        (l) any Person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Parent, Purchaser or their affiliates or any group of which any of them is or is deemed to be a member, will have acquired beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of 15% or more of the Shares; or

        (m) any party to the Subscription Agreement or the Voting Agreement other than the Purchaser, Parent or WPEP will have breached or failed to perform any of its agreements under such agreement or breached any of its representations and warranties in such agreement or any such agreement will not be valid, binding and enforceable, except for such breaches or failures or failures to be valid, binding and enforceable that would result in the Minimum Condition not being satisfied;

which, in the judgment of Parent with respect to each and every matter referred to above and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment of or payment for Shares or to proceed with the Merger.

    The foregoing conditions are for the sole benefit of Parent and may be asserted by Purchaser regardless of the circumstances (including any action or inaction by Purchaser) giving rise to any such conditions and may be waived by Purchaser in whole or in part at any time and from time to time, in each case, in the exercise of the good faith judgment of Purchaser and subject to the terms of the Merger Agreement. The failure by Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

14. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

    GENERAL. Except as described in this Section 14, based on information provided by Centennial, none of Centennial, Parent, Purchaser, or WPEP is aware of any license or regulatory permit that appears to be material to the business of Centennial and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer, the Merger or otherwise, or, except as set forth above, of any approval or other action by any Governmental Entity that would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer, the Merger or otherwise.

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Should any such approval or other action be required, Purchaser presently contemplates that such approval or other action will be sought, except as described under "State Take Over Laws." While, except as otherwise described in this Offer to Purchase, we do not presently intend to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to Centennial's business or that certain parts of Centennial's business might not have to be disposed of, or other substantial conditions complied with, in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, we could decline to accept for payment, or pay for, any Shares tendered. See Section 13 for certain conditions to the Offer, including conditions with respect to governmental actions.

    ANTITRUST COMPLIANCE. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may be consummated following the expiration or earlier termination of a 15-calendar-day waiting period following the filing by Parent and Purchaser of a Notification and Report Form with respect to the Offer, unless Parent or Purchaser, as the case may be, receives a request for additional information or documentary material from the Antitrust Division of the U.S. Department of Justice (the "ANTITRUST DIVISION") or the U.S. Federal Trade Commission (the "FTC"). Parent and Purchaser filed with the Antitrust Division and the FTC on March 13, 2000, and the waiting period is expected to terminate within 15 calendar days thereafter. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material from Parent or Purchaser, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Parent or Purchaser, as the case may be, with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Parent or Purchaser, as the case may be. If the acquisition of Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the Offer may be, at the sole discretion of Parent or Purchaser, as the case may be, extended and, in any event, the purchase of and any payment for Shares will be deferred until the Expiration Date. Unless the Offer is extended, any extension of the waiting period may not give rise to any additional withdrawal rights. See Section 4.

    In practice, complying with a request for additional information or documentary material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue.

    The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's proposed acquisition of Centennial. At any time before or after Purchaser's purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Parent or Purchaser, or of Centennial or its Subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. If any such action by the FTC, the Antitrust Division or any other person should be threatened or commenced, Parent or Purchaser each believe that consummation of the Offer would not violate any antitrust laws; there can be no assurance, however, that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.

    REGULATORY MATTERS. Centennial currently operates nursing facilities in 21 states and the District of Columbia. Centennial will file appropriate disclosures in each of these jurisdictions notifying them of the

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Offer and the Merger. Centennial has informed us that these disclosures are primarily in the nature of notifications to the appropriate jurisdictions and it does not believe any governing or licensing authority will take any step to prevent the Offer or the Merger.

    LITIGATION. On February 28, 2000, a complaint was filed in the Superior Court of Fulton County by Crandon Capital Partners, as a purported class action, against Centennial and each of its directors. The complaint, entitled CRANDON CAPITOL PARTNERS V. EATON, ET AL., seeks compensatory damages and injunctive relief arising from the Merger Agreement. The complaint alleges the individual defendants breached their fiduciary duties in connection with the Merger by, among other things, failing to conduct an auction or other suitable market check, failing to consider other strategic alternatives and accepting insufficient consideration. Centennial believes that the claims are without merit and will be defended vigorously.

15. STATE TAKE-OVER LAWS

    A number of states (including the State of Georgia in which Centennial is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. Except as set forth below, we have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger. We reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and we might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, we may not be obligated to accept for purchase, or pay for, any Shares tendered. See "CERTAIN CONDITIONS OF THE OFFER" above.

    Section 14-2-1132 of the GBCC prevents certain "business combinations" with an "interested shareholder" (generally, any person who owns or has the right to acquire 10% or more of a corporation's outstanding voting stock) for a period of five years following the time such person became an interested shareholder, unless, among other things, prior to the time the interested shareholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested shareholder became such. The Board has taken all necessary steps to render the restrictions of
Section 14-2-1132 of the GBCC inapplicable to the Merger, the Offer and the related transactions.

16. RIGHTS OF DISSENTING SHAREHOLDERS

    Holders of Shares that do not tender their Shares in the Offer are entitled to appraisal rights in the Merger under Article 13 of the GBCC. Article 13 is reprinted in its entirety as Exhibit (f) to the Schedule TO. All references in
Article 13 and in this summary to a "shareholder" are to the record holder or beneficial owner of the Shares as to which appraisal rights are asserted. A person having a beneficial interest in Shares that are held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect whatever appraisal rights the beneficial owner may have.

    The following discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by reference to Exhibit (f) to the Schedule TO. THIS DISCUSSION AND EXHIBIT (f) TO THE SCHEDULE TO SHOULD BE REVIEWED CAREFULLY BY ANY HOLDER WHO WISHES TO EXERCISE STATUTORY APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE THE RIGHT TO DO SO BECAUSE FAILURE TO COMPLY STRICTLY WITH THE PROCEDURES SET FORTH HEREIN AND THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

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    Each shareholder intending to elect appraisal rights as to the fair market value of the shares must first demand "payment" for such shares from Centennial. Demanding payment for such shares shall constitute a request for payment for the shares at a per share value that is different from the $5.50 consideration contemplated by the Merger Agreement. Each shareholder electing to demand payment for his shares shall deliver to Centennial the written notice of the shareholder's intent to demand payment for his Shares. The demand must reasonably inform Centennial of the identity of the shareholder and that the shareholder intends thereby to demand payment for the Shares. Voting against, abstaining from voting or failing to vote on the Merger will not constitute a demand for payment within the meaning of Article 13. However, any shareholder electing to demand payment will not be granted payment under Article 13 if such shareholder has voted in favor of the Merger.

    The payment demand must be mailed or delivered to the attention of Secretary of Centennial at 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346. The written payment demand must specify the shareholder's name and mailing address, the number of Shares owned, and that the shareholder is thereby demanding payment for his or her Shares.

    If the Merger is approved by satisfying any required vote or if no vote is necessary, upon consummation of the Offer, shareholders who have demanded payment will receive, no later than ten days after the Effective Time, a dissenters' notice that states where a payment demand is to be sent, where and when certificates for shares must be deposited, and will set the date by which Centennial must receive the payment demand. The date by which Centennial must receive the payment demand must be not fewer than thirty nor more than sixty days after the delivery of the dissenters' notice. A shareholder must comply with the terms of the dissenters' notice in order to receive payment for the Shares other than that contemplated by the Merger Agreement.

    Within ten days from the later of the receipt of the payment demand or the Effective Time, Centennial must offer to each dissenter the amount Centennial has determined to be the fair market value of the Shares. Fair market value will be determined based on the value of the Dissenting Shares immediately before the Effective Time of the Merger without any appreciation or depreciation in anticipation of the Merger. The shareholder will then have thirty days to accept or decline the offer by Centennial. Failure to respond to the offer within such period is deemed an acceptance. If the shareholder accepts Centennial's offer by written notice to Centennial within the thirty-day period, payment shall be made to the shareholder within sixty days of the later of the making of the offer or the Effective Time. If the shareholder disagrees with such value, including interest to be received, or the shareholder does not receive his certificates or the release of transfer restrictions upon Centennial's failure to consummate the Merger, the shareholder may notify Centennial of his estimate of the fair value of the Shares, including interest, in writing.

    If the demand for payment remains unsettled sixty days after the receipt of the demand for payment by Centennial, Centennial shall file a petition in the Superior Court of DeKalb County (the "COURT") demanding a determination of the value of the Shares and accrued interest of the dissenting shareholders. All dissenting shareholders shall be made parties to the proceeding. If a petition for an appraisal is timely filed, the Court, in a nonjury equitable proceeding, will appraise the Shares owned by the dissenting shareholders, determining the fair value of such Shares together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value. If Centennial does not timely file the petition, Centennial must pay to each dissenter whose demand remains unsettled the amount demanded.

    Shareholders considering seeking appraisal should be aware that the "fair value" of their Shares determined under Article 13 could be more than, the same as or less than the Per Share Amount, and that the opinion of J.P. Morgan as to fairness, from a financial point of view, is not an opinion as to fair value under Article 13. The cost of the appraisal proceeding will be determined by the Court and may be assessed against the parties as the Court deems equitable in the circumstances. The Court may order that all or a portion of the attorneys' fees incurred by any dissenting shareholder in connection with the appraisal proceeding be charged pro rata against the value of all Shares of Common Stock entitled to appraisal.

    If Centennial does not consummate the Merger within sixty days after the date set by Centennial for the demand for payment and the depositing of the certificates, Centennial must return the certificates and shall release any transfer restrictions on any uncertificated shares.

    THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING SHAREHOLDERS UNDER THE GBCC DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY SHAREHOLDERS DESIRING TO EXERCISE ANY DISSENTERS' RIGHTS UNDER THE GBCC. THE PRESERVATION AND EXERCISE OF DISSENTERS' RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE GBCC.

17. FEES AND EXPENSES

    Estimated fees and expenses incurred or to be incurred by the Surviving Corporation are approximately as follows:

Advisory fees and expenses (1)..............................  $4,400,000
Legal fees and expenses (2).................................   1,000,000
                                                              ----------
Accounting fees and expenses................................     500,000
                                                              ----------
Hart-Scott-Rodino filing fee (3)............................      90,000
Depositary and paying agent fees and expenses...............      20,000
                                                              ----------
Information agent fees and expenses.........................      20,000
                                                              ----------
Securities and Exchange Commission filing fee...............      15,000
                                                              ----------
Printing and mailing costs..................................     150,000
                                                              ----------
Fees and expenses associated with credit agreement
  amendment.................................................   1,000,000
Miscellaneous expenses......................................     500,000
                                                              ----------
Total.......................................................  $7,695,000
                                                              ----------

------------------------
(1) Includes the fees and expenses of $2,300,000 to J.P. Morgan and $2,100,000 to SunTrust Equitable Securities.

(2) Includes the estimated fees and expenses of counsel for Centennial, the Special Committee, Parent, Purchaser and the WP Funds.

(3) Includes fees for Parent and Purchaser.

    We have retained ChaseMellon Shareholder Service, L.L.C. as Depositary and MacKenzie Partners, Inc. as Information Agent in connection with the Offer. ChaseMellon Shareholder Service, L.L.C and MacKenzie Partners, Inc. will receive customary compensation and reimbursement for reasonable out-of-pocket expenses, as well as indemnification against certain liabilities in connection with the Offer, including liabilities under applicable securities laws.

    Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. We will reimburse brokers, dealers, commercial banks and trust companies upon request for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

18. MISCELLANEOUS

    The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

    We are not aware of any jurisdiction in which the making of the Offer or the acceptance of Shares in connection therewith would not be in compliance with the laws of such jurisdiction.

    Parent, Purchaser, Centennial and members of management have filed with the Commission the Schedule TO (including exhibits) pursuant to Sections 13(e) and 14(d)(1) of the Exchange Act and Rules 13(e) and 14(d)(3) thereunder, furnishing certain additional information with respect to the Offer and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in Washington, D.C. in the manner set forth in Section 8 with respect to information concerning Centennial.

    During the last five years, neither Purchaser nor Parent nor WPEP nor, to the best of their knowledge, any of the persons listed in Schedule A to this Offer to Purchase, has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

    During the last five years, neither Centennial nor, to the best of its knowledge, any of the persons listed in Schedule B to this Offer to Purchase, has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

    No person has been authorized to give any information or make any representation on our behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

                                          HILLTOPPER ACQUISITION CORP.

March 17, 2000

                                   SCHEDULE A

    INFORMATION CONCERNING MEMBERS OF THE BOARD OF DIRECTORS AND THE EXECUTIVE OFFICERS OF PURCHASER AND PARENT AND THE GENERAL PARTNER OF WPEP AND PERSONS ULTIMATELY CONTROLLING PURCHASER, PARENT AND WPEP

             OFFICERS AND DIRECTORS OF HILLTOPPER ACQUISITION CORP.

    Set forth below are the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Purchaser. The business address of each such person is c/o E. M. Warburg, Pincus & Co., LLC, 466 Lexington Avenue, New York, NY 10017. Each such person is a citizen of the United States and, unless otherwise indicated, has held his or her present position as set forth below since or subsequent to Parent's incorporation.

                                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                                   MATERIAL POSITIONS HELD DURING THE
NAME                                                        PAST FIVE YEARS
----                                        ------------------------------------------------
Joel Ackerman.............................  President, Treasurer and Director of Purchaser;
                                              President, Treasurer and Director of Parent;
                                              Member and Managing Director of Warburg,
                                              Pincus & Co., a New York general partnership.

David Wenstrup*...........................  Vice President, Secretary and Director of
                                            Purchaser; Vice President, Secretary and
                                              Director of Parent, Vice President of Warburg,
                                              Pincus & Co., a New York general partnership,
                                              since 1997. Prior to 1997, Mr. Wenstrup was
                                              with the Boston Consulting Group.

------------------------

* David Wenstrup owns 2,500 shares of Common Stock which represents less than 1% of the outstanding Shares.

               OFFICERS AND DIRECTORS OF HILLTOPPER HOLDING CORP.

    Set forth below are the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Parent. The business address of each such person is c/o E. M. Warburg, Pincus & Co., LLC, 466 Lexington Avenue, New York, NY 10017. Each such person is a citizen of the United States and, unless otherwise indicated, has held his or her present position as set forth below since or subsequent to Parent's incorporation.

                                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                                   MATERIAL POSITIONS HELD DURING THE
NAME                                                        PAST FIVE YEARS
----                                        ------------------------------------------------
Joel Ackerman.............................  President, Treasurer and Director of Parent;
                                              President, Treasurer and Director of
                                              Purchaser; Member and Managing Director of
                                              Warburg, Pincus & Co., a New York general
                                              partnership.

David Wenstrup............................  Vice President, Secretary and Director of
                                            Parent; Vice President, Secretary and Director
                                              of Purchaser, Vice President of Warburg,
                                              Pincus & Co., a New York general partnership,
                                              since 1997. Prior to 1997, Mr. Wenstrup was
                                              with the Boston Consulting Group.

                          GENERAL PARTNERS OF WARBURG

    The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of the General Partners of Warburg, Pincus & Co., a New York general partnership ("WARBURG"). The business address of each of the following persons is c/o E. M. Warburg, Pincus & Co., LLC, 466 Lexington Avenue, New York, NY 10017. Unless otherwise indicated, each such person is a United States citizen and has held his or her present position as set forth below for the past five years. Warburg is the sole general partner of WPEP.

                                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                                   MATERIAL POSITIONS HELD DURING THE
NAME                                                        PAST FIVE YEARS
----                                        ------------------------------------------------
Joel Ackerman.............................  Partner of Warburg; Member and Managing Director
                                              of Warburg; President, Treasurer and Director
                                              of Parent; President, Treasurer and Director
                                              of Purchaser.

Harold Brown..............................  Partner of Warburg; Member and Senior Managing
                                              Director of Warburg Pincus.

W. Bowman Cutter..........................  Partner of Warburg and Member and Managing
                                              Director of Warburg Pincus, since 1996. Prior
                                              to 1996, Mr. Cutter was Deputy Assistant for
                                              Economic Policy (National Economic Council) to
                                              the President of the United States.

Cary J. Davis.............................  Partner of Warburg; Member and Managing Director
                                              of Warburg Pincus.

Stephen Distler...........................  Partner of Warburg; Member, Managing Director
                                            and Treasurer of Warburg Pincus.

Stewart K. P. Gross.......................  Partner of Warburg; Member and Managing Director
                                              of Warburg Pincus.

Patrick T. Hackett........................  Partner of Warburg; Member and Managing Director
                                              of Warburg Pincus.

Jeffrey A. Harris.........................  Partner of Warburg; Member and Managing Director
                                              of Warburg Pincus.

William H. Janeway........................  Partner of Warburg; Member and Senior Managing
                                              Director of Warburg Pincus.

Douglas M. Karp...........................  Partner of Warburg; Member and Managing Director
                                              of Warburg Pincus.

Charles R. Kaye...........................  Partner of Warburg; Member and Managing Director
                                              of Warburg Pincus.

Henry Kressel.............................  Partner of Warburg; Member and Managing Director
                                              of Warburg Pincus.

Joseph P. Landy...........................  Partner of Warburg; Member and Managing Director
                                              of Warburg Pincus.

Sidney Lapidus............................  Partner of Warburg; Member and Managing Director
                                              of Warburg Pincus.

                                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                                   MATERIAL POSITIONS HELD DURING THE
NAME                                                        PAST FIVE YEARS
----                                        ------------------------------------------------
Kewsong Lee...............................  Partner of Warburg; Member and Managing Director
                                              of Warburg Pincus.

Jonathan S. Leff..........................  Partner of Warburg and Member and Managing
                                              Director of Warburg Pincus, since 1996. Prior
                                              to 1996, Mr. Leff was a consultant at Oliver,
                                              Wyman & Co.

Reuben S. Leibowitz.......................  Partner of Warburg; Member and Managing Director
                                              of Warburg Pincus.

David E. Libowitz.........................  Partner of Warburg; Member and Managing Director
                                              of Warburg Pincus.

Nancy Martin..............................  Partner of Warburg and Member and Managing
                                              Director of Warburg Pincus, since 1999. Prior
                                              to 1999, Ms. Martin was Vice President for
                                              Research and Development for MCI Systemhouse.

Edward J. McKinley........................  Partner of Warburg; Member and Managing Director
                                              of Warburg Pincus.

Rodman W. Moorhead III....................  Partner of Warburg; Member and Senior Managing
                                              Director of Warburg Pincus.

Howard H. Newman..........................  Partner of Warburg; Member and Managing Director
                                              of Warburg Pincus.

Gary D. Nusbaum...........................  Partner of Warburg; Member and Managing Director
                                              of Warburg Pincus.

Dalip Pathak..............................  Partner of Warburg; Member and Managing Director
                                              of Warburg Pincus.

Lionel I. Pincus..........................  Managing Partner of Warburg; Managing Member,
                                              Chairman of the Board and Chief Executive
                                              Officer of Warburg Pincus.

John D. Santoleri.........................  Partner of Warburg; Member and Managing Director
                                              of Warburg Pincus.

Henry B. Schact...........................  Partner of Warburg and Member and Managing
                                              Director of Warburg Pincus, since 1999. Prior
                                              to 1999, Mr. Schact was the founding Chairman
                                              and Chief Executive Officer of Lucent
                                              Technologies.

Steven G. Schneider.......................  Partner of Warburg and Member and Managing
                                              Director of Warburg Pincus, since 1997. Prior
                                              to 1997, Mr. Schneider was a Managing Director
                                              at NationsBanc Capital Markets, Inc.

James E. Thomas...........................  Partner of Warburg; Member and Managing Director
                                              of Warburg Pincus.

John L. Vogelstein........................  Partner of Warburg; Member and Vice Chairman of
                                              Warburg Pincus.

                                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                                   MATERIAL POSITIONS HELD DURING THE
NAME                                                        PAST FIVE YEARS
----                                        ------------------------------------------------
Elizabeth H. Weatherman...................  Partner of Warburg; Member and Managing Director
                                              of Warburg Pincus.

Pincus & Co.*.............................

NL & Co.**................................

------------------------

* New York limited partnership; primary activity is ownership interest in Warburg and Warburg Pincus.

** New York limited partnership; primary activity is ownership interest in Warburg.

                           MEMBERS OF WARBURG PINCUS

    The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each member of Warburg Pincus. The business address of each of the following persons is c/o E. M. Warburg Pincus, Pincus & Co., LLC, 466 Lexington Avenue, New York, NY 10017. Unless otherwise indicated, each such person is a United States citizen and has held his or her present position as set forth below for the past five years.

                                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                                   MATERIAL POSITIONS HELD DURING THE
NAME                                                        PAST FIVE YEARS
----                                        ------------------------------------------------
Joel Ackerman.............................  Member and Managing Director of Warburg Pincus;
                                              Partner of WP; President, Treasurer and
                                              Director of Parent; President, Treasurer and
                                              Director of Purchaser.

Frank M. Brochin (3)......................  Member and Managing Director of Warburg Pincus,
                                              since 1995. Prior to 1995, Mr. Brochin was
                                              with Nippon Telegraph & Telephone and Nortel
                                              Networks.

Harold Brown..............................  Member and Senior Managing Director of Warburg
                                              Pincus LLC; Partner of WP.

W. Bowman Cutter..........................  Member and Managing Director of Warburg Pincus
                                              and Partner of WP, since 1996. Prior to 1996,
                                              Mr. Cutter was Deputy Assistant for Economic
                                              Policy (National Economic Council) to the
                                              President of the United States.

Cary J. Davis.............................  Member and Managing Director of Warburg Pincus;
                                              Partner of WP.

Stephen Distler...........................  Member, Managing Director, and Treasurer of
                                              Warburg Pincus; Partner of WP.

Tetsuya Fukagawa (5)......................  Member and Managing Director of Warburg Pincus,
                                              since 1999. Prior to 1999, Mr. Fukagawa was
                                              with J.P. Morgan in New York and Tokyo,
                                              McKinsey & Company and Mitsubishi Bank in
                                              Tokyo.

Stewart K. P. Gross.......................  Member and Managing Director of Warburg Pincus;
                                              Partner of WP.

Patrick T. Hackett........................  Member and Managing Director of Warburg Pincus;
                                              Partner of WP.

Jeffrey A. Harris.........................  Member and Managing Director of Warburg Pincus;
                                              Partner of WP.

Roberto Italia (6)........................  Member and Managing Director of Warburg Pincus.

William H. Janeway........................  Member and Senior Managing Director of Warburg
                                              Pincus LLC; Partner of WP.

Douglas M. Karp...........................  Member and Managing Director of Warburg Pincus;
                                              Partner of WP.

                                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                                   MATERIAL POSITIONS HELD DURING THE
NAME                                                        PAST FIVE YEARS
----                                        ------------------------------------------------
Charles R. Kaye...........................  Member and Managing Director of Warburg Pincus;
                                              Partner of WP.

Henry Kressel.............................  Member and Managing Director of Warburg Pincus;
                                              Partner of WP.

Rajiv B. Lall (1).........................  Member and Managing Director of Warburg Pincus,
                                              since 1997. Prior to 1997, Mr. Lall was
                                              Executive Director with Morgan Stanley.

Joseph P. Landy...........................  Member and Managing Director of Warburg Pincus;
                                              Partner of WP.

Sidney Lapidus............................  Member and Managing Director of Warburg Pincus;
                                              Partner of WP.

Jonathan S. Leff..........................  Member and Managing Director of Warburg Pincus
                                              and Partner of WP, since 1996. Prior to 1996,
                                              Mr. Leff was a consultant at Oliver, Wyman &
                                              Co.

Kewsong Lee...............................  Member and Managing Director of Warburg Pincus;
                                              Partner of WP.

Reuben S. Leibowitz.......................  Member and Managing Director of Warburg Pincus;
                                              Partner of WP

David E. Libowitz.........................  Member and Managing Director of Warburg Pincus;
                                              Partner of WP.

Nicholas J. Lowcock (3)...................  Member and Managing Director of Warburg Pincus.

John W. MacIntosh (2).....................  Member and Managing Director of Warburg Pincus.

Nancy Martin..............................  Member and Managing Director of Warburg Pincus
                                              and Partner of WP, since 1999. Prior to 1999,
                                              Ms. Martin was Vice President for Research and
                                              Development for MCI Systemhouse.

Edward J. McKinley........................  Member and Managing Director of Warburg Pincus;
                                              Partner of WP.

James McNaught-Davis (3)..................  Member and Managing Director of Warburg Pincus,
                                              since 1996. Prior to 1996, Mr. McNaught-Davis
                                              was Executive Director with Morgan Stanley.

Rodman W. Moorhead III....................  Member and Managing Director of Warburg Pincus;
                                              Partner of WP.

Howard H. Newman..........................  Member and Managing Director of Warburg Pincus;
                                              Partner of WP.

Gary D. Nusbaum...........................  Member and Managing Director of Warburg Pincus;
                                              Partner of WP.

Dalip Pathak..............................  Member and Managing Director of Warburg Pincus;
                                              Partner of WP.

                                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                                   MATERIAL POSITIONS HELD DURING THE
NAME                                                        PAST FIVE YEARS
----                                        ------------------------------------------------
Lionel I. Pincus..........................  Managing Member, Chairman of the Board and Chief
                                              Executive of Warburg Pincus; Managing Partner
                                              of WP.

John D. Santoleri.........................  Member and Managing Director of Warburg Pincus;
                                              Partner of WP.

Henry B. Schact...........................  Member and Managing Director of Warburg Pincus
                                              and Partner of WP, since 1999. Prior to 1999,
                                              Mr. Schact was the founding Chairman and Chief
                                              Executive Officer of Lucent Technologies.

Steven G. Schneider.......................  Member and Managing Director of Warburg Pincus
                                              and Partner of WP, since 1997. Prior to 1997,
                                              Mr. Schneider was a Managing Director at
                                              NationsBanc Capital Markets, Inc.

Dominic H. Shorthouse (3).................  Member and Managing Director of Warburg Pincus.

Chang Q. Sun (4)..........................  Member and Managing Director of Warburg Pincus,
                                              since 1995. Prior to 1995, Mr. Sun was an
                                              Executive Director in the Investment Banking
                                              Division and the Principal Investment Area of
                                              Goldman Sachs (Asia) L.L.C.

James E. Thomas...........................  Member and Managing Director of Warburg Pincus;
                                              Partner of WP.

John L. Vogelstein........................  Member and Vice Chairman of Warburg Pincus;
                                              Partner of WP.

Elizabeth H. Weatherman...................  Member and Managing Director of Warburg Pincus;
                                              Partner of WP.

Jeremy S. Young (3).......................  Member and Managing Director of Warburg Pincus.

Pincus & Co.*.............................

------------------------

(1) Citizen of India

(2) Citizen of Canada

(3) Citizen of United Kingdom

(4) Citizen of China

(5) Citizen of Japan

(6) Citizen of Italy

* New York limited partnership; primary activity is ownership interest in WP and Warburg Pincus.

                                   SCHEDULE B

            INFORMATION CONCERNING MEMBERS OF THE BOARD OF DIRECTORS
                    AND THE EXECUTIVE OFFICERS OF CENTENNIAL

                      OFFICERS AND DIRECTORS OF CENTENNIAL

    Set forth below are the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Centennial. Each such person is a citizen of the United States. The business address of each is set forth in the table of beneficial ownership below.

    J. STEPHEN EATON is Chairman of the Board and has served as Centennial's President and Chief Executive Officer since founding Centennial in 1989. From 1982 to 1989, Mr. Eaton served in various executive positions (including vice president in 1988) at Consolidated Resources Corporation of America and its successors ("CRCA"), a real estate based investment company. Mr. Eaton also serves as a director of Saint Joseph's Mercy Care Corporation, a non-public healthcare division of Saint Joseph's Mercy Care Corporation, a non-public healthcare corporation based in Atlanta, Georgia that provides mobile health services to the homeless and other underserved populations, and of Saint Joseph's Health System, a major tertiary care hospital system in Atlanta, Georgia.

    ALAN C. DAHL is a member of the Board and has served as Executive Vice President, Chief Financial Officer and Treasurer of Centennial since January 1996. From December 1995 to January 1996, he served as senior vice president of Centennial. Mr. Dahl has been involved in healthcare finance for the past
13 years. Mr. Dahl was senior vice president of Southmark Public Syndications, Inc., a subsidiary of Southmark Corporation, a real estate based investment company, from 1986 to 1991. Mr. Dahl, a certified public accountant, also served in the tax department of Arthur Young & Company.

    JAMES B. HOOVER has served as director of Centennial since January 1996.
Mr. Hoover is the founder and managing member of Dauphin Capital Partners, a private venture capital fund since June 1998. He served as a general partner of the sole general partner of Welsh, Carson, Anderson & Stowe, VI, L.P., a private equity investment firm from November 1992 through May 1998. From 1984 to 1992, Mr. Hoover served as a general partner of Robertson, Stephens & Co. ("RS&Co."), an investment banking firm specializing in the financing of emerging growth companies with particular emphasis in the healthcare industry. Prior to joining RS&Co., Mr. Hoover was vice president of the Investment Management Group of Citibank, N.A., from 1977 to 1984. Mr. Hoover serves as a director New American Healthcare, a hospital management company, and as a director and member of the compensation committee of U.S. Physical Therapy, a rehabilitation services company.

    ANDREW M. PAUL has served as a director of Centennial since January 1996. Mr. Paul serves as a general partner of the sole general partner of Welsh, Carson, Anderson & Stowe, VI, L.P., a private equity investment firm ("Welsh Carson") which he joined in 1984. From 1981 to 1984, Mr. Paul was an associate in Hambrecht & Quist's venture capital group. From 1978 to 1981, he was systems engineer and later a marketing director for International Business Machines Corporation. Mr. Paul serves as a director of Accredo Health, Inc., a provider of specialized contract pharmacy and related services to patents with chronic diseases.

    CHARLES D. NASH has served as director of Centennial since October 1998.
Mr. Nash has served as managing director of Nash Equity Capital, Inc., a capital markets and strategic corporate advisor, since 1997. From 1991 to 1997, Mr. Nash was managing director and corporate finance executive for Interstate/ Johnson Lane, an investment banking company.

    BERTIL D. NORDIN has served as a director of Centennial since March 1997. Mr. Nordin is currently an investor and advisor. From 1990 to 1994, Mr. Nordin served as Chairman of the board of Digital

Communications Associates, Inc. ("DCA"), a telecommunications company.
Mr. Nordin was also president and chief executive officer of DCA from 1981 to 1990. Mr. Nordin serves as director for Tech Force Corporation, a computer network company, IVI Checkmate Corp., a point-of-sale credit card and check reader manufacturer, and the Atlanta Symphony Orchestra.

    BOB L. WOOD has served as a director of Centennial since January 2000.
Mr. Wood served as president and chief executive officer of Nations Healthcare, Inc., a home-health company ("Nations Healthcare"). Nations Healthcare was affiliated with Welsh Carson until April 1999. Mr. Paul, a director of Centennial, was the Chairman of the Board of Nations Healthcare, until April 1999. From 1993 to 1995, Mr. Wood was an independent healthcare consultant, working with troubled healthcare companies in all aspects of operational and financial management.

    KENT C. FOSHA, SR. has served as Executive Vice President of Operations since January 1996 and serves as president of Centennial Healthcare Management Corporation, Centennial's wholly-owned subsidiary that provides management services to Centennial's facilities as well as to third party facilities.
Mr. Fosha joined Centennial in 1990 and served as its senior vice president of operations until January 1996. Mr. Fosha has over 24 years experience in all aspects of nursing home management, including the supervision of multi-state operations for National Heritage, Inc. and Beverly Enterprises. Mr. Fosha, a licensed nursing home administrator, has served as president of the Georgia Healthcare Association and has served on several long-term care committees.

    LAWRENCE W. LEPLEY, JR. has served as President of Paragon Rehabilitation, Inc. ("Paragon"), an indirect wholly-owned subsidiary of Centennial, since its inception in 1989. Mr. Lepley has 33 years of experience in the healthcare industry, having previously served as vice president of development and general counsel for a corporation specializing in head injury rehabilitation.
Mr. Lepley has also served as vice president, corporate attorney and lobbyist for the Tennessee Hospital Association. Mr. Lepley began his healthcare career as a pharmacist in both hospital and retail settings, and he maintains licenses in pharmacy and law in the State of Tennessee.

                   COMMON STOCK OWNED BY MEMBERS OF THE BOARD
                             AND SENIOR MANAGEMENT

    The following table sets forth the beneficial ownership of shares of Common Stock of Centennial as of March 16, 2000 for (i) the directors of Centennial and
(ii) the Chief Executive officer and each of the three most highly compensated executive officers of Centennial.

                                                 NUMBER OF SHARES OF COMMON   PERCENT OF COMMON STOCK
                                                  STOCK BENEFICIALLY OWNED      BENEFICIALLY OWNED
                                                 --------------------------   -----------------------
J. Stephen Eaton(1)............................           1,264,804                     10.2
Alan C. Dahl(2)................................             178,350                      1.4
Kent C. Fosha, Sr.(3)..........................             126,023                      1.0
Lawrence W. Lepley, Jr.(4).....................             170,069                      1.4
Andrew M. Paul(5)..............................              16,845                        *
Bertil D. Nordin(6)............................              21,983                        *
James B. Hoover(7).............................              17,602                        *
Charles D. Nash(8).............................              12,414                        *
Bob L. Wood(9).................................                   0                        0

------------------------

*less than 1%

(1) Include 149,433 shares purchasable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days. The shareholder's business address is 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346.

(2) Includes 75,558 shares purchasable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days. The shareholder's business address is 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346.

(3) Includes 117,053 shares purchasable upon exercise of stock options that are currently exercisable or will become exercisabled within 60 days. The shareholder's business address is 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346.

(4) Includes 60,344 shares purchasable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days, and 26,500 shares beneficially owned by Mr. Lepley's wife, of which shares Mr. Lepley disclaims beneficial ownership. The shareholder's business address is 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346.

(5) Includes 4,138 shares purchasable upon exercise of stock options that are currently exercisable or will become excerisable within 60 days. Excludes 2,520,193 shares of Common Stock owned by Welsh, Carson, Anderson & Stowe VI, L.P. ("WCAS VI"), 246,896 shares of Common Stock owned by WCAS Capital Partners II, L.P. ("WCAS CP II") and 81,384 shares of Common Stock owned by WCAS Healthcare Partners, L.P. ("WCAS HP"). Mr. Paul as a general partner of the sole general partners of each of WCAS VI, WCAS CP and WCAS HP may be deemed to beneficially own the shares owned by WCAS VI, WCAS CP II and WCAS HP. Mr. Paul disclaims beneficial ownership of such shares. The shareholder's business address is 320 Park Avenue, New York, New York 10022.

(6) Includes 14,483 shares purchasable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days. Does not include 206,214 shares held by South Atlantic Venture Fund III, Limited Partnership ("South Atlantic III"), of which Mr. Nordin is a special limited partner. Mr. Nordin disclaims beneficial ownership of the shares owned by South Atlantic III. The shareholder's business address is 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346.

(7) Includes 4,138 shares purchasable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days and shares held by Mr. Hoover or by the James B. Hoover IRA. The shareholder's business address is Dauphin Capital Partners, 108 Forest Avenue, Locust Valley,
    New York 11560.

(8) Includes 12,414 shares purchasable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days. The shareholder's business address is 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346.

(9) Mr. Wood's business address is 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346.

    In the second quarter of 1999, Kent C. Fosha, Sr. purchased 1,000 shares of Common Stock at a purchase price of $3.75 per share. Alan Dahl purchased 33,300 shares of Common Stock within the past two years, at a range of prices from $3.75 to $4.062. The average purchase price per share that Mr. Dahl paid for the purchase of 13,300 shares in the second quarter of 1999 was $3.91. The average price per share that Mr. Dahl paid for the purchase of 20,000 shares in the third quarter of 1999 was $3.938. Lawrence Lepley's spouse purchased 25,600 shares of Common Stock in the second quarter of 1999, at a range of prices from $4.31 to $4.484, with an average purchase price per share of $4.397. Mr. Lepley disclaims beneficial ownership of these shares. Bertil Nordin purchases 6,000 shares of Common Stock in the second quarter of 1999, at a price of $4.63 per share.

                                                           Annex A

February 25, 2000


Special Committee of the Board of Directors
Centennial HealthCare Corporation
400 Perimeter Center Terrace, Suite 650
Atlanta, Georgia 30346

Attention:  Mr. Bob L. Wood
            Chairman of the Special Committee

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of Centennial HealthCare Corporation (the "Company") of the consideration to be paid to them in connection with the proposed tender offer (the "Tender Offer") for all shares of the Company Common Stock, par value $0.01 per share (the "Common Stock"), by, and the proposed merger (the "Merger") of the Company with, Hilltopper Acquisition Corp. ("Acquisition Sub"), a wholly owned subsidiary of Hilltopper Holdings Corporation ("Parent"), a company formed at the direction of E.M. Warburg Pincus & Co., LLC (the "Buyer"). Pursuant to the Agreement and Plan of Merger, dated as of February 25, 2000 (the "Agreement"), among the Company, Parent and Acquisition Sub, Acquisition Sub will offer to purchase all shares of Common Stock in the Tender Offer for $5.50 per share and then will merge with and into the Company, and each share of Common Stock, issued and outstanding immediately prior to the effective time of the Merger (other than shares contributed to Parent by certain institutional shareholders of the Company and certain members of senior management of the Company (the "Contributing Shareholders"), dissenting shares and shares canceled pursuant to the Agreement) shall be converted into the right to receive an amount in cash, without interest, equal to $5.50.

In arriving at our opinion, we have reviewed (i) the Agreement; (ii) certain publicly available information concerning the business of the Company and of certain other companies engaged in businesses comparable to those of the Company, and the reported market prices for certain other companies' securities deemed comparable; (iii) publicly available terms of certain transactions involving companies comparable to the Company and the consideration received for such companies; (iv) current and historical market prices of the common stock of the Company; (v) the audited financial statements of the Company for the fiscal year ended December 31, 1998 and the unaudited financial statements of the Company for the periods ended March 31, June 30, September 30, and December 31, 1999; (vi) certain agreements with respect to outstanding indebtedness or obligations of the Company; (vii) certain internal financial analyses, forecasts and other information prepared by the Company and its management (collectively, the "Financial Information"); and (viii) the terms of certain other business combinations that we deemed relevant.

In addition, we have held discussions with certain members of the management of the Company and with outside auditors with respect to certain aspects of the Tender Offer and the Merger, the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, the effects of the Tender Offer and the Merger on the financial condition and future prospects of the Company, and certain other matters we considered necessary or appropriate to our inquiry. We have reviewed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion. We have also held discussions with the Company's internal and external counsel regarding the status and potential impact of the pending OIG investigation.

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on the Financial Information provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such Financial Information relates. We have also assumed that the Merger will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and that the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion.

We have acted as financial advisor to the Special Committee of the Board of Directors of the Company with respect to the proposed Tender Offer and the proposed Merger and will receive a fee from the Company for our services. Please be advised that we have no other current financial advisory or other relationships with the Company. We acted as financial advisor to a Special Committee of the Board of Directors of the Company with respect to a proposed merger transaction between the Company and affiliates of Welsh, Carson Anderson & Stowe, VI, L.P. in October 1998, which was terminated prior to consummation. J.P. Morgan Securities Inc. and its affiliates maintain an ongoing relationship with the Buyer and have advised, financed and undertaken capital markets transactions with the Buyer. In the ordinary course of their businesses, J.P. Morgan Securities Inc. and its affiliates may actively trade the debt and equity securities of the Company for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the Company's stockholders in the proposed Tender Offer and the proposed Merger is fair, from a financial point of view, to such stockholders.

This letter is provided to the Special Committee of the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Merger. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance. This opinion may be reproduced in full in any offer to purchase, proxy or information statement mailed to stockholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval and must be treated as confidential.

Very truly yours,

J.P. MORGAN SECURITIES INC.


By:    /s/ John D. Fowler
    -------------------------
    Name:  John D. Fowler
    Title: Managing Director

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for the Shares and any other required documents should be sent by each shareholder of Centennial or such shareholder's broker-dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                        THE DEPOSITARY FOR THE OFFER IS:
                    ChaseMellon Shareholder Service, L.L.C.

          BY MAIL:                       BY HAND:                      BY COURIER:
   ChaseMellon Shareholder        ChaseMellon Shareholder        ChaseMellon Shareholder
        Service, L.L.C.               Service, L.L.C.                Service, L.L.C.
    Attn: Reorganization           Attn: Reorganization           Attn: Reorganization
          Department                    Department                     Department
 South Hackensack, NJ 07606            120 Broadway                85 Challenger Road
                                        13th Floor              Mail Stop--Reorganization
                                    New York, NY 10271          Ridgefield Park, NJ 07660

                           By Facsimile Transmission:
                        (For Eligible Institutions Only)
                        Attn: Reorganization Department
                                 (201) 296-4293

                         Confirm Facsimile Transmission
                               By Telephone Only
                                 (201) 296-4860

Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                             The Information Agent:
                       [LOGO OF MACKENZIE PARTNERS, INC.]

                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (Call Collect)
                                       or
                         CALL TOLL FREE (800) 322-2885